As confidentially submitted to the Securities and Exchange Commission on June 18, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
LIBERTY DEFENSE HOLDINGS, LTD.
(Exact name of registrant as specified in its charter)
British Columbia (State or other jurisdiction of incorporation or organization)	3812 (Primary Standard Industrial Classification Code Number)	83-0954794 (I.R.S. Employer Identification No.)
187 Ballardvale Street, Suite 110
Wilmington, Massachusetts 01887
(888) 617-7226
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
William Frain
187 Ballardvale Street, Suite 110
Wilmington, Massachusetts 01887
(888) 617-7226
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Stephen Older Barlow Mann Carly Ginley McGuireWoods LLP 1251 6th Avenue, 20th Floor New York, New York 10020 (212) 548-2100	Desmond Balakrishnan McMillan LLP Royal Centre 1055 W Georgia St #1500 Vancouver, BC V6E 4N7, Canada (604) 689-9111
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.† ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JUNE 18, 2025
PRELIMINARY PROSPECTUS
      Common Shares
LIBERTY DEFENSE HOLDINGS, LTD.

This is an initial public offering of        common shares, no par value (each, a “Common Share” and collectively, “Common Shares”), of Liberty Defense Holdings, Ltd., a British Columbia corporation (the “Company”), in a firm commitment underwritten offering. It is estimated that the initial public offering price will be between US$      and US$      per Common Share.
Our Common Shares are currently listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SCAN,” quoted on the OTCQB® Venture Market (the “OTCQB”) under the symbol of “LDDFF” and listed on the Frankfurt Stock Exchange (the “FSE”) under the symbol of “E30.” We intend to apply for listing of the Common Shares being offered hereby on the Nasdaq Capital Market (“Nasdaq”) under the symbol “LDHL.” No assurance can be given that our application will be approved. It is a condition precedent to the underwriter’s obligation to purchase the Common Shares being offered in this offering that Nasdaq approve the listing of our Common Shares. Accordingly, if Nasdaq does not approve the listing of our Common Shares, we will not proceed with this offering.
In connection with our application to list our Common Shares on Nasdaq, we intend to effect a one for        (1-for-  ) reverse stock split of our Common Shares (the “Reverse Split”) prior to the effective date of the registration statement of which this prospectus forms a part. Accordingly, at the effective time of the Reverse Split, all shareholders of record will receive one issued and outstanding Common Share in exchange for        outstanding Common Shares. No fractional shares will be issued in connection with the Reverse Split. All fractional shares created by the Reverse Split will be rounded to the nearest whole number of Common Shares, with any fractional interest entitling holders thereof to receive one whole Common Share. Unless otherwise noted and other than as set forth in the consolidated financial statements and related notes included in this prospectus, the share and per share information in this prospectus does not reflect the Reverse Split.
On June 2, 2025, the closing price of our Common Shares was CA$0.345 on the TSXV, US$0.25 on the OTCQB and €0.174 on the FSE.
We have assumed a public offering price of US$      per Common Share, the midpoint of the estimated price range for this offering. The actual public offering price per Common Share will not be determined by any particular formula but will rather be determined through negotiations between us and the underwriter at the time of pricing. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.
We are an “emerging growth company” and a “foreign private issuer” as defined under United States federal securities laws and may elect to comply with reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company” and “Foreign Private Issuer Status” beginning on page 8 of this prospectus for more information.
Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 16 to read about factors you should consider before buying our securities.
Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Common Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
See “Underwriting” on page 111 for additional information regarding underwriting compensation.

We have granted a 45-day option to the underwriter, exercisable one or more times in whole or in part, to purchase up to an additional        Common Shares, representing 15% of the Common Shares sold in this offering, at the public offering price, less the underwriting discounts payable by us, solely to cover over-allotments, if any (the “Over-Allotment Option”).
The underwriter expects to deliver the Common Shares to the investors on or about       , 2025.
The date of this prospectus is       , 2025.

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form F-1 that we filed with the United States Securities and Exchange Commission (the “SEC”). You should read this prospectus carefully. This prospectus contains important information you should consider when making your investment decision.
Neither we nor the underwriter has authorized anyone to provide any information or to make any representations other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriter have not authorized any other person to provide you with different or additional information. Neither we nor the underwriter is making an offer to sell the Common Shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the Common Shares in any circumstances under which such offer or solicitation is unlawful.
For investors outside the United States: Neither we nor the underwriter has done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of Common Shares and the distribution of this prospectus outside the United States.
Except as otherwise indicated, references in this prospectus to the “Company,” “we,” “us” and “our” refer to Liberty Defense Holdings, Ltd. and its consolidated subsidiaries.
Enforceability of Civil Liabilities
We are incorporated under the laws of British Columbia. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Furthermore, because a substantial portion of our assets and some of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There can be no assurance that United States investors will be able to enforce against us, our directors and officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.
Market, Industry and Other Data
This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.”
Trademarks
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
Presentation of Financial Information
Unless otherwise indicated, the audited consolidated financial statements and related notes included in this prospectus have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of the audited consolidated financial statements in this prospectus were prepared in accordance with U.S. generally accepted accounting principles. Our functional currency is U.S. dollars.
Exchange Rates
In this prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in U.S. dollars and are referred to as “US$.” Canadian dollars are referred to as “C$.” The following table sets out, for the periods indicated, the high, low, and period end indicative rates of exchange for US$1.00 expressed in Canadian dollars as published by the Bank of Canada.
	Year ended December 31, 2024 (C$)	Year ended December 31, 2023 (C$)
As of end of period	1.4389	1.3226
Low for the period	1.3316	1.3128
High for the period	1.4416	1.3875
Average rate for the period	1.3698	1.3497
On June 2, 2025, the daily average exchange rate for Canadian dollars in terms of the U.S. dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3714

FORWARD-LOOKING STATEMENTS
Certain statements contained in this prospectus constitute forward-looking information or forward-looking statements under applicable securities laws. These statements relate to future events or future performance, business prospects or opportunities of the Company. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “forecast,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements.”
Examples of forward-looking information in this prospectus include, but are not limited to, statements in respect of: the acceptance by the Company’s customers and the marketplace of new technologies and solutions; the Company’s ability to attract new customers; the Company’s ability to attract and retain personnel; the Company’s competitive position and its expectations regarding competition; the Company’s ability to comply with its debt service obligations and related covenants; anticipated trends and challenges in the Company’s business and the markets in which it operates; development, production, commercialization and sales of the Company’s HEXWAVE™ product; maintenance, development and commercialization of existing third party partner relationships; regulatory changes; and the ability of the Company to achieve the various development and commercial milestones within the Company’s estimated time frame or at all.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: limited operating history; history of losses; negative cash flow for the foreseeable future; interruptions to or failures of the Company’s infrastructure; uncertainties and assumptions in the Company’s revenue forecasts; changes in technology and evolving standards of the security industries; defects or disruptions in the Company’s proposed products and services; risks related to loss or infringement of the Company’s intellectual property or the Company’s infringement of intellectual property belonging to third parties; the Company’s dependence on key personnel and the risk of conflicts of interest; competition in the Company’s industry; market price volatility of the Common Shares; global economic, political and financial market conditions; failure to manage the Company’s growth successfully; the Company’s ability to pay dividends; third party credit risks; currency exchange rate fluctuations; risks related to future dilution and liquidity of the Common Shares; reliance on third parties; reliance on a limited number of products, reliance on development of a prototype; failure to raise additional capital; reliance on permits, certifications and licenses; and failure to meeting timelines.
The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. Actual results may differ materially from those expressed or implied by such forward-looking statements.

PROSPECTUS SUMMARY
This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our securities.
Company Overview
The Company is an emerging leader in artificial intelligence (“AI”)-based contactless security technology for detecting concealed metallic and non-metallic weapons and threats. Our mission is protecting communities and preserving peace of mind through superior security detection solutions, while simultaneously increasing ease of travel and convenience for security at major checkpoints. In furtherance of this mission, we offer two separate security screening solutions: our HEXWAVE™ system and our High-Definition Advanced Imaging Technology Upgrade Kit (“HD-AIT Upgrade Kit”).
HEXWAVE™
Our flagship HEXWAVE™ system uses millimeter wave (“MMW”), advanced three-dimensional (“3D”) imaging, and AI to detect concealed metallic and non-metallic weapons, including traditional metallic guns and knives as well as more novel threats such as liquid, plastic, and powder explosives, 3D printed guns, and other prohibited items — without having to remove common items like cell phones or keys. The system allows for rapid, automated screening using a high throughput, contactless, walkthrough portal, alleviating many of the shortcomings of legacy metal detector-based screening processes. We believe HEXWAVE™ can empower gathering spaces to address the chronic epidemic of mass shootings and terrorist attacks, as well as emerging risks such as 3D printed weapons, in a cost-effective manner while improving the visitor experience. We believe the most promising market opportunities for HEXWAVE™ are certain verticals in the urban security market and in aviation employee screening. For a description of the HEXWAVE™ system, including the AI technology it incorporates, see “— Our Products — HEXWAVE™.”
HEXWAVE™’s contactless, 3D-imaging and AI-enabled screening technology represents a new generation of technology for our target urban security and aviation employee screening markets which, according to our estimates, is currently a US$12 billion market opportunity. These markets are based primarily on legacy metal detectors and inefficient processes. This legacy approach presents numerous operational problems and hidden costs, including frequent false alarms caused by the inability to distinguish between dangerous weapons and harmless items. Persistent false alarms often require visitors to undergo a cumbersome resolution process, including emptying of pockets and pat downs that are error-prone, labor and cost-intensive, intrusive, and unpleasant. This also creates long wait times, dangerous crowding, and numerous opportunities for weapons to slip through undetected. The net result is less effective security, unhappy visitors, and stressful working conditions for employees, many of whom may be hire-for-the-day contractors. As a result, venues and facilities in the urban security market generally have faced a choice between operating largely unprotected against random acts of violence (i.e., without security screening) or using systems that significantly impede the flow of customers into and within business facilities.
However, we believe that the frequency and magnitude of violent attacks in urban security market venues is causing both businesses and governments to rethink how to implement more proactive measures, creating a market-driven need for effective, efficient and non-invasive security detection that can be broadly deployed across public and private facilities.
Unlike traditional walk-through metal detectors, HEXWAVE™ uses advanced sensors, 3D image reconstruction and AI software to reliably detect dangerous weapons while ignoring harmless items like keys, wallets, cell phones and jackets. This means that visitors can walk through HEXWAVE™ without stopping, without removing items from their pockets. HEXWAVE™ significantly reduces the number of false alarms, allowing security staff to focus their attention on high probability threats and increase customer throughput. As a result, we believe that we are well-positioned to become a market leader in the rapidly growing market for next-generation urban security screening technologies. For a description of our HEXWAVE™ system, see “— Our Products — HEXWAVE™.”
HD-AIT Upgrade Kit
Our HD-AIT Upgrade Kit is being developed pursuant to contracts awarded by the U.S. Transportation Screening Administration (“TSA”) to create a solution to aging high-definition advanced imaging technology (“HD-AIT”) systems currently in use in airports throughout North America and also can be implemented to upgrade HD-AIT systems around the globe. The TSA plans to upgrade over 1,000 body scanners installed at U.S. airports over the next five years, which we believe creates a near-term market opportunity representing approximately US$100 million of potential revenue. For a description of the HD-AIT Upgrade Kit, see “— Our Products — HD-AIT Upgrade Kit.”
Implications of Being an Emerging Growth Company
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include:
•
reduced executive compensation disclosure;

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exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation; and

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an exemption from the auditor attestation requirement under Section 404 of Sarbanes-Oxley in the assessment of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Common Shares that are held by non-affiliates exceeds US$700 million. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.
Foreign Private Issuer Status
We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:
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we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

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for interim reporting, we are permitted to comply solely with our home country requirements, which may be less rigorous than the rules that apply to domestic public companies;

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we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

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we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

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we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

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we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Risk Factors
Our business is subject to a number of risks which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities. These risks include but are not limited to the following:
Risks Related to Our Business
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We are an early-stage company with a limited operating history.

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We have a history of losses and may not achieve or maintain profitability in the future.

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We currently have negative operating cash flows and will for the foreseeable future.

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Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

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We may not be able to achieve milestones on the expected timeframe or at all, which may impair our ability to execute our business plan.

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A significant portion of our business depends on sales to government agencies, which is subject to a number of challenges and risks.

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Our ability to generate future revenue largely relies on increased production and cost reduction of HEXWAVE, as well as the anticipated commercialization of the HD-AIT Upgrade Kit beginning in 2025.

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Our reliance on a limited number of products may subject us to greater risk with regard to changes in customer preference.

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Rapid technological change could result in obsolescence or short product life cycles of our products.

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If the weapons detection technology market fails to grow or grows more slowly than the Company currently anticipates, the Company’s business would be negatively affected.

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Failure to achieve forecasted revenue may affect our operating results.

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If our products fail or are perceived to fail to detect threats such as a firearm or other potential weapon or explosive device, or if our products contain undetected errors or defects, these failures or errors could result in injury or loss of life, which could harm our brand and reputation and have an adverse effect on our business and results of operations.

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If our customers are unable to implement our products successfully, or if we fail to effectively assist our customers in installing our products and provide effective ongoing support and training, customer perceptions of our products may be impaired, or our reputation and brand may suffer.

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Our products and services may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.

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If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and its ability to generate revenues will suffer.

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We may experience delays in product sales due to marketing and distribution capabilities.

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We rely upon a limited number of third parties for manufacturing, shipping, transportation, logistics, marketing and sales of our products.

Risks Related to Market Conditions
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Our business is impacted by worldwide economic conditions.

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Deterioration of economic conditions or weakening in credit or capital markets may have a material adverse effect on our business, results of operations and financial condition.

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We cannot predict the consequences of current or future geopolitical events, but they may adversely affect the markets in which we operate and our results of operations.

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Tariffs and related retaliatory tariffs may impact trade between the United States and foreign countries and could impact our ability to compete in applicable markets.

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Currency fluctuations may have a material effect on us.

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Any disruption at our places of business due to natural and manmade disasters could delay revenues and increase our expenses.

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The effects of an epidemic, pandemic or similar outbreak have negatively impacted and could in the future negatively impact our business and financial results.

Risks Related to Legal proceedings and Regulatory Compliance
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Our operating results may be harmed if we are not in compliance with various local, provincial and federal tax laws.

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Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business.

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Investigations, audits, claims, disputes, enforcement actions, litigation, arbitration, or other legal proceedings could require us to pay potentially large damage awards or penalties and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.

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Environmental matters, including unforeseen costs associated with compliance and remediation efforts and government and third-party claims, could have a material adverse effect on our reputation and our financial position, results of operations, and cash flows.

Risks Related to Our Financial Condition
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We face substantial capital requirements and may fail to raise additional capital.

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The issuance of debt could impair our ability to obtain additional financing.

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Agreements governing our debt obligations include financial and other covenants that provide limitations on our business and operations under certain circumstances, and failure to comply with any of the covenants in such agreements could adversely impact us.

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Because we do not intend to pay any cash dividends for the foreseeable future, capital appreciation, if any, would be your sole source of gain.

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We may need to divest assets if there is insufficient capital.

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We are subject to liquidity risk due to the slowdown of the global economy.

Risks Related to Ownership of Our Securities
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You will experience immediate and substantial dilution as a result of this offering.

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There is no liquid public market for our Common Shares in the United States and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

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The liquidity of our Common Shares may be decreased as a result of the Reverse Split.

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Management will have broad discretion as to the use of the proceeds from this offering and may not use the proceeds effectively.

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We have no operating experience as a publicly traded company in the United States.

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We will incur significantly increased costs and devote substantial management time as a result of operating as a United States public company.

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In connection with our listing of the Common Shares on Nasdaq, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements applicable to United States domestic companies.

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We cannot assure you that we will be able to comply with the minimum bid price requirement of Nasdaq.

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Our inability to comply with Nasdaq’s continued listing requirements could result in our Common Shares being delisted, which could affect the market price and liquidity of our securities and reduce our ability to raise capital.

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An investment in our securities involves significant risks.

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Our Common Shares may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

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The market price of our Common Shares has been and may continue to be highly volatile, and you may lose some or all of your investment.

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We are selling a substantial number of Common Shares in this offering, which could cause the price of our Common Shares to decline.

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We will need to raise additional financing in the future which may dilute our share capital.

Corporate Information
We are a corporation domiciled in Canada and were incorporated under the Business Corporations Act (Ontario) on June 8, 2012. On July 27, 2020, the Company continued its jurisdiction of incorporation from Ontario to British Columbia and is now governed by the Business Corporations Act (British Columbia) (the “BCBCA”). The Company’s headquarters and corporate office is located at 187 Ballardvale Street, Suite 110, Wilmington, Massachusetts 01887. The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7. Our internet site is www.libertydefense.com; our telephone number is 1.888.617.7226.

THE OFFERING
Issuer
Liberty Defense Holdings, Ltd.
Common Shares offered by us
      Common Shares
Assumed public offering price
US$      per Common Share, the midpoint of the estimated price range for this offering
Over-Allotment Option
We have granted a 45-day option to the underwriter, exercisable one or more times in whole or in part, to purchase up to an additional      Common Shares, representing 15% of the Common Shares sold in this offering, at the public offering price, less the underwriting discounts payable by us, solely to cover over-allotments, if any.
Underwriter Warrants
Upon the closing of this offering, we have agreed to issue to the underwriter, or its designees, underwriter warrants (the “Underwriter Warrants”) to purchase a number of Common Shares equal to an aggregate of 5% of the total number of Common Shares sold in this offering, including any Common Shares sold pursuant to the Over-Allotment Option. The Underwriter Warrants will be exercisable at a per share exercise price equal to 125% of the offering price of the Common Shares sold in this offering. The Underwriter Warrants will be exercisable commencing six months after the closing of this offering and will expire five years from the commencement of sales in this offering.
Common Shares to be outstanding after this offering
      Common Shares (or      Common Shares if the underwriter exercises the Over-Allotment Option in full)
Listing
Our Common Shares are listed on the TSXV under the symbol “SCAN,” quoted on the OTCQB under the symbol of “LDDFF” and listed on the FSE under the symbol of “E30.” We intend to apply to list our Common Shares on Nasdaq under the symbol “LDHL.”
Use of proceeds
We estimate that the net proceeds from this offering will be approximately US$      million (or US$      million if the underwriter exercises the Over-Allotment Option in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on as the assumed public offering price of US$      per Common Share.
We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use of a portion of the net proceeds from this offering for commercialization of our High-Definition Advanced Imaging Technology Upgrade Kit (“HD-AIT Upgrade Kit”), business development activities associated with the sale of HEXWAVE™ and recurring engineering and cost reduction for next generation HEXWAVE™. We have not allocated specific amounts of net proceeds for any of these purposes. See “Use of Proceeds” for additional information.
Lock-up
The Company, our directors and executive officers and shareholders who own 5% or more of any class of our equity securities issued and outstanding immediately prior to this offering, have agreed, subject to certain exceptions, not to sell or otherwise dispose of Common Shares or any securities convertible into or exchangeable for Common Shares for a period of one hundred eighty (180) days after the date of this prospectus without the prior written consent of the underwriter. See “Underwriting” for additional information.
Risk factors
Investing in our securities involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in our securities.
Except as otherwise noted, all information contained in this prospectus assumes:
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no exercise of the Over-Allotment Option;

•
no purchase of Common Shares in this offering by directors, officers or existing shareholders; and

•
no exercise of our outstanding options, warrants or the Underwriter Warrants.

Approval of the listing of our Common Shares on Nasdaq will require us to take certain actions in order to comply with the initial listing requirements under Nasdaq Listing Rules 5505(a) and 5505(b)(1), including the Reverse Split, in order to meet the minimum bid price of US$4.00 per share.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
The following tables set forth our summary historical audited consolidated financial information. You should read the summary historical consolidated financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary historical consolidated financial information as of and for the years ended December 31, 2024 and 2023 from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with IFRS and are presented in U.S. dollars. Our historical results are not necessarily indicative of the results that should be expected in any future period.
	Years ended December 31, (Audited)
Consolidated Statements of Loss and Comprehensive Loss:	2024 US$	2023 US$
Revenue
HEXWAVE™ revenue	1,013,546	120,000
Contract revenue	1,425,000	1,372,557
Total revenue	2,438,546	1,492,557
Cost of revenue
HEXWAVE™ cost of revenue	2,033,498	1,546,040
Contract cost of revenue	2,081,971	1,163,211
Total cost of revenue	4,115,469	2,709,251
Gross loss	(1,676,923)	(1,216,694)
Engineering, Research and Development and General and Administrative Expenses	5,756,941	7,890,649
Other expenses (income)	1,411,299	261,700
Net loss	(8,845,163)	(9,369,043)
Other comprehensive loss	192,175	31,598
Total loss and comprehensive loss	(8,652,988)	(9,337,445)
Weighted average number of Common Shares outstanding – basic and diluted	17,160,752	12,816,531
Basic and diluted loss per share	(0.52)	(0.73)
	As of December 31, (Audited)
Consolidated Statements of Cash Flows:	2024 US$	2023 US$
Cash used in operating activities	(6,469,264)	(5,537,021)
Cash used in investing activities	(121,217)	(221,095)
Cash provided by financing activities	7,781,755	5,069,546
Effect of foreign exchange rate changes on cash	(39,008)	12,060

	As of December 31, (Audited)
Consolidated Statements of Financial Position:	2024 $	2023 $
Current assets
Cash	1,153,229	963
Accounts receivable, prepaids and deposits	1,664,376	257,885
Inventory	868,314	1,255,077
Contract costs	268,952	—
Lease receivable	—	7,048
Total current assets	3,954,871	1,520,973
Non-current assets
Property and equipment	759,937	1,043,876
Intangible assets	2,571,693	3,266,803
Total non-current assets	3,331,630	4,310,679
Total assets	7,286,501	5,831,652
Current liabilities
Accounts payable and accrued liabilities	4,155,890	3,862,675
Loans payable	100,907	530,062
Parabilis term-loan	983,476	—
Factoring liability	983,671	1,107,347
Deferred revenue	180,000	180,000
CEBA loan	—	29,445
Lease liabilities	203,443	247,412
Total current liabilities	6,607,387	5,956,941
Non-current liabilities
Non-current lease liabilities	505,382	639,173
Non-current Parabilis term loan	938,211	—
Total liabilities	8,050,980	6,596,114
Shareholders’ equity (deficiency)
Share capital	40,717,157	32,565,25
Share subscriptions received in advance	—	224,915
Equity reserves	4,872,472	4,146,489
Accumulated other comprehensive loss	(28,896)	(221,071)
Deficit	(46,325,212)	(37,480,049)
Total shareholders’ equity (deficit)	(764,479)	(764,462)
Total liabilities and shareholders’ equity (deficiency)	7,286,501	5,831,652

RISK FACTORS
You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our securities could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this prospectus. See “Forward Looking Statements.”
Risks Relating to Our Business
We are an early-stage company with a limited operating history.
The Company is an early-stage company with a limited operating history. We have generated limited revenue from contract awards and sales of our products. As such, the Company is subject to many risks, including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations. The Company’s prospects must be considered speculative in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of operations, particularly in the highly competitive and rapidly evolving markets in which it operates. To attempt to address these risks, the Company must, among other things, successfully implement its business plan, marketing, and commercialization strategies, respond to competitive developments, and attract, retain, and motivate qualified personnel. A substantial risk is involved in investing in the Company because, as a smaller commercial enterprise that has fewer resources than an established company, its management may be more likely to make mistakes and may be more vulnerable operationally and financially to any mistakes that may be made, as well as to external factors beyond its control.
We have a history of losses and may not achieve or maintain profitability in the future.
The Company has a history of losses. The Company is not certain whether or when it will obtain a high enough volume of sales of its products to sustain or increase its growth or achieve or maintain profitability in the future and may continue to incur significant losses in the future. There is no guarantee that the Company will ever become profitable. The Company’s ability to become profitable will depend largely on the timely productization of its products, coupled with securing timely, cost-effective outsourced manufacturing arrangements and marketing its products. There can be no assurance that any such events will occur or that the Company will ever become profitable. Even if the Company achieves profitability, it cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, it may be unable to continue its business.
We currently have negative operating cash flows and will for the foreseeable future.
The Company has no cash flow from operations and does not expect to generate material revenue or achieve self-sustaining operations for the next one to two years. To the extent that the Company has negative cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. In addition, the Company expects to continue to increase its operating expenses as it implements initiatives to continue to grow its business. In particular, the Company expects to continue to expend substantial financial and other resources on:
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research and development related to its products, including investments in expanding its research and development team;

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sales and marketing, including a significant expansion of its sales organization, both domestically and internationally;

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continued expansion of its business into adjacent vertical and geographic markets; and

•
general administration expenses, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in its business. Additionally, the Company may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If the Company is unable to increase its revenue at a rate sufficient to offset the expected increase in its costs, its business, financial position and results of operations will be harmed.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
As of December 31, 2024, we maintained a cash balance of US$1,153,229 and experienced a working capital deficiency of US$2,652,516. Further, we have incurred and expect to continue to incur significant losses and negative operating cash flows. Management’s plans to address this need for capital through this offering are discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We cannot assure you that our plans to raise capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to continue as a going concern.
We may not be able to achieve milestones on the expected timeframe or at all, which may impair our ability to execute our business plan.
The execution of the Company’s business plan poses many challenges and is based on a number of assumptions. There can be no assurance that milestones will be achieved by the Company within the expected timeframe or at all, which may impair the Company’s ability to execute our business plan. If the Company experiences significant cost overruns, or if its business plan is more costly than it anticipates, certain activities may be delayed or eliminated, resulting in changes or delays to its current plans. Also, the Company may be compelled to secure additional funding (which may or may not be available or available at conditions unfavorable to it) to execute its business plan. The Company cannot predict with certainty its future revenues or results from its operations. If the assumptions on which the Company’s revenues or expenditures forecasts are based change, it may have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.
A significant portion of our business depends on sales to government agencies, which is subject to a number of challenges and risks.
We derive a significant portion of our revenue from contracts with government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. Sales to government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government demand and payment for our solutions may also be impacted by changes in fiscal or contracting policies, changes in government programs or applicable requirements, the adoption of new laws or regulations or changes to existing laws or regulations, public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Accordingly, increasing sales of our products to government entities may be more challenging than selling to commercial organizations, especially given extensive certification, compliance, clearance, and security requirements.
For example, in 2023, the U.S. Transportation Screening Administration (“TSA”) issued a mandate called “TSA-NA-23-02,” which required airports to begin conducting random physical screenings of aviation workers entering certain terminal access points, starting in late September 2023. This presented us with an opportunity to provide advanced security screening solutions in the U.S. aviation worker screening market. However, a group of municipalities and airports has challenged the 2023 TSA mandate, arguing that the U.S. federal government lacks authority to command state and local governments to enforce federal regulations. As of the date of this prospectus, this case (City of Billings, et al. v. Transportation Security Administration et al.) is pending in the U.S. Court of Appeals for the D.C. Circuit (case no. 23-1290) and it is uncertain whether the TSA’s mandate will be upheld. If the TSA’s mandate is not upheld, or if other similar events or activities impact our successful procurement of government contracts, it could have an adverse effect on our business, results of operations, financial condition, and growth prospects.
Our ability to generate future revenue largely relies on increased production and cost reduction of HEXWAVE™, as well as the anticipated commercialization of the HD-AIT Upgrade Kit beginning in 2025.
The Company’s ability to generate future revenue or achieve or sustain profitable operations is largely dependent on its ability to increase production and reduce costs of HEXWAVE™. Successfully mass producing HEXWAVE™ in a cost-efficient manner may take several years and significant financial resources, and the Company may not achieve this objective. If the Company experiences difficulties in the production process, such as capacity constraints, quality control problems or other disruptions, it may not be able to mass produce HEXWAVE™ at acceptable costs, which would adversely affect its ability to effectively compete in the market. A failure by the Company to achieve a low-cost structure through economies of scale or improvements in manufacturing processes would have a material adverse effect on its business, prospects, results of operations and financial condition.
In addition, the Company expects to gain a second stream of revenue through commercialization of the HD-AIT Upgrade Kit, which is subject to TSA certification. We expect to deliver our first HD-AIT Upgrade Kit to the TSA in July 2025 to begin the evaluation and certification process and expect sales to grow substantially in 2026 and 2027. If the Company experiences delays in developing the HD-AIT Upgrade Kit or the TSA’s certification process takes longer than anticipated, it will have a material adverse effect on our ability to generate additional revenue in the near term.
Our reliance on a limited number of products may subject us to greater risk with regard to changes in customer preference.
The Company is currently substantially dependent on HEXWAVE™ as its primary product. In addition, the Company expects to introduce and deploy the HD-AIT Upgrade Kit in late 2025, and we anticipate that sales of the HD-AIT Upgrade Kit will supplement the revenue of HEXWAVE™ for 2025 and beyond. As a result of our reliance on a limited number of products, factors such as changes in customer preferences may have a disproportionately greater impact on the Company than if it derived significant revenue from multiple lines of products. There can be no assurance that our products will attain or maintain long-term customer appeal. If customer interest in our technology in general declines, or if there is increased competition in the market for active millimeter wave imaging technology, the Company may experience a significant loss of sales, cancellation of orders from customers, loss of customers, excess inventories, inventory markdowns and deterioration of its brand image, and lower revenues and gross and operating margins as a result of price reductions and may be forced to liquidate excess inventories at a discount, any or all of which would have a material adverse impact on the Company’s operating results and growth prospects.
The sales potential of HEXWAVE™ is still at an early commercial stage and we have yet to commence commercial sales of the HD-AIT Upgrade Kit. The ongoing and future demands for the Company’s products and solutions, in existing and target industries, is yet to be fully established and is uncertain. There is a risk that the Company may not be able to obtain and maintain market share or that there is insufficient demand for the Company’s product for revenue to be sustainable. The Company’s future performance will be dependent on its ability to design, develop, manufacture, assemble, test, market and support its current products, as well as to continue developing new products and enhancing its current products, in a timely and cost effect manner on behalf of its customers.
Rapid technological change could result in obsolescence or short product life cycles of our products.
The business of the Company is subject to rapid technological changes and evolving industry standards, which could result in product obsolescence or short product life cycles. Failure to keep up with such changes may adversely affect the business of the Company. Accordingly, the Company’s success is dependent upon its ability to anticipate technological changes in the industries it serves and to successfully identify, obtain, develop and market new products that satisfy evolving industry requirements. The Company’s business depends on the success of HEXWAVE™, which is its primary product. There can be no assurance that the Company will successfully develop new products or enhance and improve its existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over the Company’s products, or which render the products currently sold by it obsolete or less marketable. The Company is subject to the risks of companies operating in the active threat detection business. The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. As a result, an investment in the stock of the Company is highly speculative and only suitable for investors who recognize the high risks involved and can afford a total loss of investment.
If the weapons detection technology market fails to grow or grows more slowly than the Company currently anticipates, the Company’s business would be negatively affected.
The Company believes its future success will depend in large part on the growth, if any, in the market for weapons detection technology utilizing artificial intelligence. This market is new and rapidly evolving, and as such, it is difficult to predict important market trends, including its potential growth, if any. If this market fails to grow or grows more slowly than the Company currently anticipates, the Company’s business would be negatively affected. While the Company believes its products address customer needs, the acceptance of its products may be delayed or not materialize. The Company’s revenues and possible profits will depend upon, among other things, its ability to successfully market its products to customers. To date, the Company has focused on markets that it believes are most likely to adopt its technology. However, there is no assurance that the Company will be successful in these markets or will be able to expand beyond these markets in the long term.
To date, enterprise and corporate security budgets have allocated a majority of dollars to conventional security solutions, such as walk-through metal detectors. Organizations that use these security products may be satisfied with them or slow to adapt to technical advances and, as a result, these organizations may not adopt their solutions in addition to, or in lieu of, security products they currently use. Further, sophisticated attackers are skilled at adapting to new technologies and developing new methods of breaching organizations’ security systems, and changes in the nature of security threats could result in a shift in budgets away from products such as theirs. In addition, while recent high visibility attacks at publicly and privately-owned venues have increased market awareness of mass shootings, terrorist or other attacks, if such attacks were to decline, or enterprises or governments perceived that the general level of attacks has declined, its ability to attract new customers and expand its sales to existing customers could be materially and adversely affected. If products such as theirs are not viewed by organizations as necessary, or if customers do not recognize the benefit of its products as a critical element of an effective security strategy, its revenue may not grow as quickly as expected, or may decline, and the trading price of the Company’s stock could suffer. In addition, it is difficult to predict customer adoption and retention rates, customer demand for its products, the size and growth rate of the market for AI-based contactless security screening, the entry of competitive products or the success of existing competitive products. Any expansion in its market depends on a number of factors, including the cost, performance and perceived value associated with its products and those of its competitors. If these products do not achieve widespread adoption or there is a reduction in demand for products in its market caused by a lack of customer acceptance, technological challenges, competing technologies or products, decreases in corporate spending, weakening economic conditions or otherwise, it could result in reduced customer orders, early terminations, reduced customer retention rates or decreased revenue, any of which would adversely affect its business operations and financial results. You should consider its business and prospects in light of the risks and difficulties it may encounter in this new and evolving market.
If the Company is unable to attract a sufficient number of new customers, it may be unable to generate revenue growth at the desired rates. The security solutions market is competitive and many of its competitors have substantial financial, personnel and other resources that they utilize to develop solutions and attract customers. As a result, it may be difficult for the Company to add new customers to its customer base. Competition in the marketplace may also lead the Company to win fewer new customers or result in the Company providing discounts and other commercial incentives. Additional factors that impact the Company’s ability to acquire new customers include the perceived need for AI-based contactless security solutions, the size of its prospective customers’ security budgets, the utility and efficacy of its existing and new products, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results.

Failure to achieve forecasted revenue may affect our operating results.
To commence commercialization of the Company’s technology, the Company may be required to make significant investments in operations. If the Company’s product trials are unsuccessful or the Company’s business does not develop as quickly as anticipated, or if there is a lack of demand for the Company’s products, the Company may be unable to offset these costs, and the Company’s operating results may be adversely affected as a result of high operating expenses, reduced margins, underutilization of capacity and asset impairment charges. Moreover, the Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry.
If our products fail or are perceived to fail to detect threats such as a firearm or other potential weapon or explosive device, or if our products contain undetected errors or defects, these failures or errors could result in injury or loss of life, which could harm our brand and reputation and have an adverse effect on our business and results of operations.
If the Company’s products fail or are perceived to fail to detect and prevent attacks or if its products fail to identify and respond to new and increasingly complex and unpredictable methods of attacks, its business and reputation may suffer. There is no guarantee that its products will detect and prevent all attacks, especially in light of the rapidly changing security landscape to which it must respond, as well as unique factors that may be present in its customers’ operating environments. Additionally, its products may falsely detect items that do not actually represent threats. These false positives may impair the perceived reliability of its products and may therefore adversely impact market acceptance of its products, and could result in negative publicity, loss of customers and sales and increased costs to remedy any problem.
The Company’s products, which are complex, may also contain undetected errors or defects when first introduced or as new versions are released. These errors or defects may be found from time to time in the future in new or enhanced products after commercial release. Defects may result in increased vulnerability to attacks, cause its products to fail to detect security threats, or temporarily interrupt its products’ ability to screen visitors in a customer’s location. Any errors, defects, disruptions in service or other performance problems with its products may damage its customers’ business and could harm its reputation. If its products fail to detect security threats for any reason, it may incur significant costs, the attention of its key personnel could be diverted, its customers may delay or withhold payment to it or elect not to renew or cause other significant customer relations problems to arise. The Company may also be subject to liability claims for damages related to errors or defects in its products. For example, if its products fail to detect weapons or explosive devices that are subsequently used by terrorists to cause casualties at a high profile, public venue, its reputation could be significantly harmed. A material liability claim or other occurrence that harms its reputation or decreases market acceptance of its products may harm its business and operating results. In addition, even claims that ultimately are unsuccessful could result in its expenditure of funds in litigation, divert management’s time and other resources, and harm its business and reputation.
If our customers are unable to implement our products successfully, or if we fail to effectively assist our customers in installing our products and provide effective ongoing support and training, customer perceptions of our products may be impaired, or our reputation and brand may suffer.
The Company’s products are to be deployed in a wide variety of indoor and outdoor environments, including large venues with multiple entry points. If customers are unable to implement the Company’s products successfully, customer perceptions of its products may be impaired or its reputation and brand may suffer. Any failure by its customers to appropriately implement its products or any failure of its products to effectively integrate and operate within its customers’ operating environments could result in customer dissatisfaction, impact the perceived reliability of its products, result in negative press coverage, negatively affect its reputation and harm its financial results.
Successful deployment and operation of the Company’s products depends on the knowledge and skill of the customer security personnel charged with setting up, configuring, monitoring, and troubleshooting the equipment in their own environment. Many of the Company’s customers experience relatively high turnover in their security personnel, creating opportunities for knowledge and skill gaps that can result, and have resulted, in configuration or operational errors that allow prohibited threats into customer facilities. In these situations, customers can perceive, and have perceived, that the Company’s products have failed to perform as designed until and unless it has been able to demonstrate otherwise. There can be no assurance that the Company will successfully isolate and identify failures due to customer error in the future, and this could result in customer dissatisfaction, impact the perceived reliability of the Company’s products, result in negative press coverage, negatively affect its reputation and harm its financial results. The failure of its customers to correctly use its products, or its failure to effectively assist customers in installing its products and provide effective ongoing support and training, may result in an increase in the vulnerability of its customers’ facilities and visitors to security threats.
The Company may need to expand its customer success and support organizations. It can take significant time and resources to recruit, hire and train qualified technical support and service employees. The Company may not be able to keep up with demand, particularly if the sales of its products exceed its internal forecasts. To the extent that the Company is unsuccessful in hiring, training and retaining adequate support resources, its ability to provide adequate and timely support to its customers may be negatively impacted, and its customers’ satisfaction with its products may be adversely affected. Additionally, in unusual circumstances, if it were to need to rely on its sales engineers to provide post-sales support while the Company is growing its service organization, its sales productivity may be negatively impacted. Accordingly, its failure to provide satisfactory maintenance and technical support services could have a material and adverse effect on its business and results of operations.
Our products and services may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.
The Company’s contactless security screening systems are complex and may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products or claims from customers or others, which may result in litigation, increased end user warranty, support and repair or replacement costs, damage to the Company’s reputation and business, or significant costs and diversion of support and engineering personnel to correct the defect or error.
Further, our software is not designed to deliver, and TSA certification does not require, 100% detection of any and all concealed weapons or explosive devices. For this reason, or if our products malfunction, it is possible that weapons or explosive material could pass undetected through our screening systems, which could lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customer’s operators and the training of the operators. Such liability claims are likely to exceed any product liability insurance that we may have obtained.
The sale and support of the Company’s products entails the risk of product liability claims. Any product liability claim brought against the Company, regardless of its merit, could result in material expense, diversion of management time and attention, damage to its business and reputation and brand, and cause it to fail to retain existing customers or to fail to attract new customers.
If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and its ability to generate revenues will suffer.
The Company’s customers face evolving security risks, which require them to adapt to increasingly complex infrastructures that incorporate a variety of security solutions. The Company faces significant challenges in ensuring that its products effectively identify and respond to these security risks without disrupting the performance of its customers’ infrastructures. As a result, it must continually modify and improve its products in response to changes in its customers’ infrastructures.
The Company cannot guarantee that it will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if the Company is able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.
New products, as well as enhancements to its existing products, could fail to attain sufficient market acceptance for many reasons, including:

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delays in releasing new products, or product enhancements;

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failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•
inability to protect against new types of attacks or techniques used by terrorists or other sources of threats;

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defects in its products, errors or failures of its products;

•
negative publicity or perceptions about the performance or effectiveness of its products;

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introduction or anticipated introduction of competing products by its competitors;

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installation, configuration or usage errors by its customers; and

•
easing or changing of regulatory requirements related to security.

If the Company fails to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause it to lose existing customers and prevent the gain of new customers, which would significantly harm its business, financial condition and results of operations.
While the Company continues to invest significant resources in research and development to ensure that its products continue to address the security risks that its customers face, the introduction of products embodying new technologies could also render its existing products or services obsolete or less attractive to customers. If the Company spends significant time and effort on research and development and is unable to generate an adequate return on its investment, its business and results of operations may be materially and adversely affected.
We may experience delays in product sales due to marketing and distribution capabilities.
In order to successfully commercialize the Company’s products, it must continue to develop its internal marketing and sales force with technical expertise and with supporting distribution capabilities or arrange for third parties to perform these services. In order to successfully commercialize any of the Company’s products, it must have an experienced sales and distribution infrastructure. The continued development of its sales and distribution infrastructure will require substantial resources, which may divert the attention of the Company’s management and key personnel and defer its product development and commercialization efforts. To the extent that the Company enters into marketing and sales arrangements with other companies, its revenues will depend on the efforts of others.
Additionally, in marketing the Company’s products, it would likely compete with companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, the Company may be unable to compete successfully against these companies. The Company may not be able to do so on favorable terms.
In the event the Company fails to develop substantial sales, marketing and distribution channels, or to enter into arrangements with third parties for those purposes, it will experience delays in product sales, which could have a material adverse effect on prospects, results of operations, financial condition and cash flows.
We rely upon a limited number of third parties for manufacturing, shipping, transportation, logistics, marketing and sales of our products.
If the third parties on whom the Company relies do not properly, successfully or timely carry out their obligations, the Company may not be able to develop, obtain regulatory approval for, or commercialize its products, which in turn may adversely affect the Company’s financial performance. The Company’s dependence on a limited number of third parties for services leaves it vulnerable due to its need to secure these parties’ services on favorable terms. Loss of, or an adverse effect on, any of its relationships or failure of any of the third parties to perform as expected could have a material and adverse effect on its business, sales, results of operations, financial condition, and reputation.

Our success depends on management and key personnel.
The success of the Company will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as the primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition. The success of the Company further depends on the continued ability to identify, attract, retain, and motivate highly qualified management, clinical, and scientific personnel and to develop and maintain important relationships with leading academic institutions, companies, and thought leaders. Competition for highly skilled executives and other employees is high in this industry, especially from larger and better capitalized defense and security companies. The Company may not be successful in attracting and retaining such personnel. Failure to attract and retain qualified executive officers and other key employees could have a material adverse effect on the Company’s business, prospects, financial condition, results of operations, and cash flows, and could impair the Company’s ability to perform its contractual obligations efficiently and timely meet its customers’ needs and win new business, which could adversely affect the Company’s future results. Even if the Company is able to identify and recruit a sufficient number of new hires, these new hires will require significant training before they achieve full productivity and they may not become productive as quickly as it would like, or at all.
Growth may cause pressure on our management and resources.
The Company expects to experience substantial growth in its business, which comes with growth-related risks including capacity constraints and pressure on the Company’s internal systems and controls. The anticipated growth may place significant demands on the Company’s management and operational and financial resources. The Company may not be able to provide the scale of operation necessary to meet the demands associated with its growth. As it grows, the Company will need to implement new systems and software to help run its operations. As its operations grow in size, scope and complexity, the Company will need to continue to improve and upgrade its systems and infrastructure to offer an increasing number of customers enhanced services, solutions and features. The Company may choose to commit significant financial, operational and technical resources in advance of an expected increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain the Company’s ability to maintain reliable service levels for existing and new customers, which could adversely affect the Company’s reputation and business. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.
We may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our shareholders, increase expenses, disrupt our operations, or otherwise harm our operating results.
The Company’s success will depend, in part, on the Company’s ability to expand its markets and grow its business in response to changing technologies, customer needs and competitive pressures. The Company may seek to grow its business by acquiring complementary businesses, solutions or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and the Company may not be able to successfully complete identified acquisitions. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. In addition, the Company may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of any company the Company acquires. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Acquisitions may also involve the entry into geographic or business markets in which the Company has little or no prior experience. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or the Company may be exposed to unknown liabilities. For one or more of those transactions, the Company may, among other things:
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issue additional equity securities that would dilute the holders of the Common Shares;

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use cash that the Company may need in the future to operate its business;

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incur debt on terms unfavorable to the Company or that the Company is unable to repay;

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incur large charges or expenses or assume substantial liabilities;

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incur unanticipated costs or liabilities associated with the acquisition;

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amortize expenses related to goodwill and other intangible assets;

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suffer inability to generate sufficient revenue to offset acquisition or investment costs;

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suffer inability to maintain relationships with customers and partners of the acquired business;

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experience a significant loss of management personnel during the transition period after a significant acquisition;

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experience delays in customer purchases due to uncertainty related to any acquisition;

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encounter difficulties retaining key employees of the acquired companies or integrating diverse software codes, accounting systems, personnel, operations or business cultures;

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encounter difficulties managing the product development and commercialization following a technology acquisition or licensing; and

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become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Acquisitions also increase the risk of unforeseen legal liability, including potential shareholder suits or potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process or new regulatory restrictions at the federal, state, or local levels. Generally, if an acquired business fails to meet the Company’s expectations, its operating results, business, and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect the Company’s business, results of operations and financial condition. Any of these risks could materially adversely affect the Company’s business, results of operation and financial condition.
The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued.
Diverting resources from product development to efforts associated with brand development of the Company may adversely affect the Company’s financial condition.
The Company believes that continuing to strengthen its brand is critical to achieving widespread acceptance of the Company, particularly in light of the competitive nature of the Company’s market. Promoting and positioning its brand will depend largely on the success of the Company’s marketing efforts and the ability of the Company to provide high quality services. In order to promote its brand, the Company will need to increase its marketing budget and otherwise increase its financial commitment to creating and maintaining brand loyalty among users. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brand. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company’s existing or future strategic relationships fail to promote the Company’s brand or increase brand awareness, the Company’s business, results of operations and financial condition would be materially adversely affected.
We are dependent on our suppliers for the maintenance and growth of our business.
The Company incorporates technology and components from third parties into its products. The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurance can be given that the Company will be successful in maintaining its required supply of equipment, parts and components. If the Company is unable to obtain necessary technology and components from third parties, including certain sole suppliers, it may be forced to acquire or develop alternative technology or components, which may require significant time, cost, and effort and may be of lower quality or performance standards. This would limit or delay the Company’s ability to offer new or competitive products and increase its costs of production. If alternative technology or components cannot be obtained or developed, the Company may not be able to offer certain functionality as part of its products, subscriptions, and services. As a result, the Company’s margins, market share and results of operations could be significantly harmed.
In addition, the Company cannot be certain that its suppliers and licensors are not infringing the intellectual property rights of third parties or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which it may sell our products. The Company may not be able to rely on indemnification obligations of third parties if some of its agreements with its suppliers and licensors may be terminated for convenience by them. If the Company is unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against its suppliers and licensors or against it, or if it is unable to continue to obtain such technology or enter into new agreements on commercially reasonable terms, its ability to develop and sell products, subscriptions, and services containing such technology could be severely limited, and its business could be harmed. Disputes with suppliers and licensors over uses or terms could result in the payment of additional royalties or penalties by the Company, cancellation or non-renewal of the underlying license or litigation. In the event that the Company cannot renew and/or expand existing licenses, it may be required to discontinue or limit its use of the operations, products, or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on the Company’s business, financial condition, and results of operation.
We may not maintain adequate internal controls over financial processes and reporting.
Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Company under Canadian and U.S. securities law, the Company cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s consolidated financial statements and materially adversely affect the trading price of the shares.
Our directors, officers or members of management may have conflicts of interest.
There are potential conflicts of interest to which some of the directors, officers and/or insiders of the Company may be subject in connection with the operations of the Company. Some of the individuals who will be appointed as directors or officers of the Company are also directors and/or officers of other reporting and non-reporting issuers. In addition, certain of our directors and officers have entered into working capital loans with the Company, of which an aggregate of $74,657 was outstanding under such working capital loans as of December 31, 2024 .As of the date of this prospectus, and to the knowledge of the directors and officers of the Company, there are no additional existing conflicts of interest between the Company and any of the individuals who act as directors or officers of the Company.
Our insurance policies may be inadequate to fully protect us from material judgments and expenses.
The Company’s business is subject to a number of risks, hazards and liabilities, which could result in damage to assets, personal injury or death, delays in operations, monetary losses and possible legal liability.
Although the Company maintains insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all the potential risks associated with its operations and is inadequate to protect the Company from all material judgments and expenses related to potential future claims and other risks such as cybersecurity risks and natural hazards, including earthquakes, fires, and extreme weather conditions, some of which can be worsened by climate change and pandemics. A successful product liability claim could result in substantial cost to the Company. If insurance coverage is unavailable or insufficient to cover any such claims, the Company’s financial resources, results of operations and prospects could be adversely affected. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Even if the Company is fully insured as it relates to a claim, the claim could nevertheless diminish its brand and divert management’s attention and resources, which could have a negative impact on its business, prospects, financial condition and results of operations.
Unavailability of adequate director and officer insurance could make it difficult for us to retain and attract qualified directors and could also impact our liquidity.
Although the Company has directors’ and officers’ liability (“D&O”) insurance it believes to be adequate to cover risk exposure for it and its directors and officers, who it indemnifies to the full extent permitted by law, there is no guaranty that such coverage will be adequate in the event of litigation.
The Company’s coverage needs for D&O insurance may change or increase in the future for various reasons including changes in its market capitalization, changes in trading volume or changes in the listing rules of exchanges or marketplaces on which its securities may trade from time to time. There is no guaranty that such coverage will be available or available at reasonable rates. Further, the Company’s current D&O insurance policy will not cover it if it lists to a national listing in the United States, such as Nasdaq, as it currently plans. While the Company intends to seek new D&O insurance before completing the Up-Listing and to increase its D&O coverage as needed in the future, there can be no assurance that it will be able to do so at reasonable rates or at all, or in amounts adequate to cover expenses and liability should litigation occur. Without adequate D&O insurance, the costs of litigation including amounts the Company would pay to indemnify its officers and directors should they be subject to legal action based on their service to it could have a material adverse effect on its financial condition, results of operations and liquidity. Further, if the Company is unable to obtain adequate D&O insurance in the future for any reason, it may have difficultly retaining and attracting talented and skilled directors and officers, which could adversely affect its business, and may be unable to list its Common Shares on a national exchange in the United States, which could impact the liquidity and value of its stock.
Our internal computer systems are vulnerable to damage and failure.
Despite the implementation of security measures and backup storage, the Company’s internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruption in the Company’s operations could result in a material disruption of its projects. To the extent that any disruption or security breach results in a loss or damage to the Company’s data or applications, or inappropriate disclosure of confidential or proprietary information, it may incur liability as a result. In addition, the Company’s technology program may be adversely affected and the further development of its technology may be delayed. The Company may also incur additional costs to remedy the damages caused by these disruptions or security breaches.
If the general level of physical threats/attacks declines or is perceived by our current or potential customers to have declined, our business could be harmed.
The Company’s business is substantially dependent on enterprises and governments recognizing that mass shootings, terrorist attacks and similar security threats are not necessarily effectively prevented by conventional security products such as walk-through metal detectors. High visibility attacks on prominent enterprises and governments have increased market awareness of the problem of security threats and help to provide an impetus for enterprises and governments to devote resources to protect against security threats, such as testing its products, purchasing them and broadly deploying them within their organizations. If security threats were to decline, or enterprises or governments perceived that the general level of security threats has declined, the Company’s ability to attract new customers and expand sales of its products to existing customers could be materially and adversely affected. A reduction in the security threat landscape could harm its business, results of operations, and financial condition.
Breaches of security may adversely affect the reputation of our brand.
It is expected that the Company’s system will store, process and transmit some confidential information of its customers. Any compromise of the Company’s security or the security of its third-party service providers could damage the Company’s reputation and brand and expose the Company to risk of loss, costly litigation and liability that would substantially harm the Company’s business and operating results. The Company and the Company’s third- party data center facilities may not adequately assess the internal and external risks posed to the security of the Company’s systems and information and may not implement adequate preventative safeguards or take adequate reactionary measures in the event of a security incident. In addition, many jurisdictions have enacted laws requiring companies to notify individuals and often state authorities of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause the Company’s prospective customers to lose confidence in the effectiveness of the Company’s data security measures. Any security breach, whether successful or not, would harm the Company’s reputation and brand, and may result in the loss of customers.
We will be reliant on information technology systems and may be subject to damaging cyber-attacks.
The Company uses third parties for certain hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. While the Company generally performs cybersecurity diligence on its key service providers, it does not control its service providers and its ability to monitor their cybersecurity is limited, so it cannot ensure the cybersecurity measures they take will be sufficient to protect any information it shares with them. Due to applicable laws and regulations or contractual obligations, the Company may be held accountable for cybersecurity breaches or other information security incidents attributed to its service providers as they relate to the information we share with them.
The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. To date, the Company has not experienced any losses relating to cyber-attacks or other information security breaches, but there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. Techniques used by others to gain unauthorized access to personal, confidential, proprietary, or sensitive information or disrupt systems and networks for economic or strategic gain are constantly evolving, increasingly sophisticated, increasingly difficult to detect and successfully defend against and may see their frequency increased, and effectiveness enhanced, by the use of AI. Further, cybersecurity risks maybe heightened as a result of ongoing global conflicts such as the military conflict between Russia and Ukraine and the related sanctions imposed by the United States and other countries, or the ongoing Israel/Hamas conflict and its regional effects. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
The occurrence of any unauthorized access to, attacks on cybersecurity breaches of other information security threats to the Company or its service providers’, suppliers’ or subcontractors’ information technology infrastructure, systems or networks or data, or the Company’s failure to make adequate or timely disclosure to the public, regulators, or law enforcement agencies following any such event, could disrupt its infrastructure, systems, or networks or those of its customers, impair its ability to provide services to its customers and may jeopardize the security of data collected, stored, transmitted or otherwise processed through its information technology infrastructure, systems and networks. As a result, the Company could be exposed to claims, fines, penalties, loss of revenues, product development delays, compromise, corruption, or loss of confidential, proprietary, or sensitive information (including personal information or technical business information), contract terminations and damages, remediation costs and other costs and expenses, regulatory investigations or sanctions, indemnity obligations, and other potential liabilities. Any of the foregoing could adversely affect the Company’s reputation, ability to win work on sensitive contracts or loss of current and future contracts (including sensitive U.S. government contracts), business operations and financial results. The Company intends to purchase insurance against some cyber-risks and attacks in the second quarter of 2025; however, its insurer may deny coverage as to any future claim, its insurance coverage may not be sufficient to offset the impact of a material loss event, and such insurance may increase in cost or cease to be available on commercial terms in the future.
We maintain information in digital form as necessary to conduct our business, including confidential and proprietary information and personal information regarding our employees.
Data maintained in digital form is subject to the risk of intrusion, tampering, and theft. The Company develops and maintains systems to prevent this from occurring, but it is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite the Company’s efforts, the possibility of intrusion, tampering, and theft cannot be eliminated entirely, and risks associated with each of these acts remain. In addition, the Company provides confidential information, digital content and personal information to third parties when rrisk it is necessary to pursue business objectives. While the Company obtains assurances that these third parties will protect this information and, where appropriate, monitor the protection employed by these third parties, there is a risk that data systems of these third parties may be compromised. The Company, and the service providers, suppliers and subcontractors on which it relies, are also subject to systems failures, including network, software or hardware failures, whether caused by the Company, third-party service providers, cybersecurity threats, malicious insiders, natural disasters, power shortages, terrorist attacks, pandemics or other events, which could cause loss of data and interruptions or delays in its business, cause it to incur remediation costs, subject it to claims and damage its reputation. If the Company’s data systems or data systems of these third parties are compromised, its ability to conduct its business may be impaired, it may lose profitable opportunities, or the value of those opportunities may be diminished, and it may lose revenue as a result of unlicensed use of its intellectual property. A breach of the Company’s network security or other theft or misuse of confidential and proprietary information, digital content or personal employee information could subject the Company to business, regulatory, litigation, and reputation risk, which could have a materially adverse effect on its business, financial condition, and results of operations. In addition, the failure or disruption of the Company’s communications, or those of its service providers, suppliers or subcontractors, could cause the Company to interrupt or suspend its operations or otherwise adversely affect its business. The Company’s property and business interruption insurance may be inadequate to compensate it for all losses resulting from any system or operational failure or disruption.
We utilize artificial intelligence, which could expose us to liability or adversely affect our business, especially if we are unable to compete effectively with others in adopting artificial intelligence.
The Company utilizes artificial intelligence, including generative artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze, or generate data or other materials or content (collectively, “AI”) in connection with its business. There are significant risks involved in using AI and no assurance can be provided that the Company’s use of AI will enhance its products or services, produce the intended results, or keep pace with its competitors. For example, AI algorithms may be flawed, insufficient, of poor quality, rely upon incorrect or inaccurate data, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; the Company’s use of AI can present ethical issues and may subject it to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in its products and services. If the AI tools that the Company use are deficient, inaccurate, or controversial, it could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on its business and financial results. If the Company does not have sufficient rights to use the data or other material or content on which the AI tools it uses rely, it also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data privacy, or other rights, or contracts to which it is a party.

In addition, AI regulation is rapidly evolving worldwide as legislators and regulators increasingly focus on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, data privacy, and security laws and regulations to AI or are considering general legal frameworks for AI. The Company may not be able to anticipate how to respond to these rapidly evolving frameworks and may need to expend resources to adjust its operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to the use of AI.
Low barriers to entry and high competition in the industry could impact our ability to obtain contracts and, therefore, affect our future revenues and growth prospects.
There is high potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources, manufacturing, regulatory and marketing experience than the Company along with established customer relationships. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company. Larger competitors with more diverse product and service offerings may reduce the price of products that compete with theirs or may bundle them with other products and services. Competitive pressures created by any one of the Company’s competitors could have a material adverse effect on the Company’s business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company’s competitors to offer a lower-cost product. To remain competitive, the Company must consistently provide superior service, technology, and performance to its customers on a cost-effective basis while understanding customer priorities and maintaining customer relationships. The Company’s competitors may be able to provide its customers with different or greater capabilities or technologies or better contract terms than it can provide, including technical qualifications, past contract experience, geographic presence, price and the availability of qualified professional personnel, or be willing to accept more risk or lower profitability in competing for contracts. In addition, we believe that some of our competitors have products undergoing TSA certification. Our failure to compete successfully could result in lost sales and could hamper our financial results. Management of the Company are aware of several companies in the security industry that are developing competing technologies that can detect weapons, such as guns, via imaging, metal detection and millimeter wave technology. See “Business — Competition” for additional information about our competitors.
We use machine learning, artificial intelligence, and automated decision making in our development process and in our AI-based weapon detection products. Machine learning, artificial intelligence and automated decision-making technologies may not be accurate and we may not be able to protect our intellectual property rights related to products or services created with machine learning, artificial intelligence and automated decision making.
The Company uses machine learning, artificial intelligence, and automated decision-making technologies, including propriety artificial intelligence and machine learning algorithms, in the development and operation of its AI-based weapons detection products for security screening. There are significant risks involved in developing, maintaining, and deploying machine learning and artificial intelligence technologies and there can be no assurance that the usage of such technologies will always enhance its products or services or be beneficial to its business, including its efficiency or profitability. In particular, if these artificial intelligence or machine learning models are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which the Company does have sufficient rights; and/or are adversely impacted by unforeseen defects, technical challenges, cyber security threats or material performance issues, the performance of its products, services, and business, as well as its reputation and the reputations of its customers, could suffer or it could incur liability through the violation of laws or contracts to which it is a party or civil claims. Further, the Company’s ability to continue to develop or use such technologies may be dependent on access to specific third-party software and infrastructure, such as processing hardware or third-party artificial intelligence models, and it cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment. In addition, market acceptance and consumer perceptions of artificial intelligence and machine learning technologies are uncertain.
Several aspects of intellectual property protection in the field of artificial intelligence and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for artificial intelligence and machine learning systems and relevant system input and outputs. If the Company fails to obtain protection for the intellectual property rights concerning its artificial intelligence and machine learning technologies or later have its intellectual property rights invalidated or otherwise diminished, its competitors may be able to take advantage of its research and development efforts to develop competing products.
We face risks associated with our international business.
A component of the Company’s strategy is to expand internationally. Expansion into international markets will require management’s attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets or generating revenues from foreign operations. In addition, there are certain risks inherent in doing business on an international basis.
These risks may include:
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legal uncertainty regarding liability, tariffs and other trade barriers;

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laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

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failure to comply with U.S. government and foreign laws and regulations applicable to international business, including, without limitation, those related to employment, data privacy and security, taxes, technology transfer, information security, environment, data transfer, import and export controls (including the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State and the anti-boycott provisions of the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry and Security), sanctions, and other administrative, legislative or regulatory actions that could materially interfere with its ability to offer its products or services in certain countries or have an adverse impact on its business with the U.S. government, and expose us to risks and costs of noncompliance with such laws and regulations, in addition to administrative, civil or criminal penalties;

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difficulties in staffing and managing foreign operations;

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longer payment cycles, different accounting practices, problems in collecting accounts receivable;

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changes in local regulatory requirements, including restrictions on content and differing cultural tastes and attitudes;

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international jurisdictions where laws are less protective of intellectual property and varying attitudes towards the piracy of intellectual property;

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financial instability and increased market concentration of buyers in foreign markets;

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the instability of foreign economies and governments;

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fluctuating foreign exchange rate;

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seasonal reductions in business activity;

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the spread of communicable diseases in such jurisdictions, which may impact business in such jurisdictions;

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the ongoing conflict between Russia and Ukraine, which has resulted in the imposition by the U.S. and other nations of restrictive actions against Russia, Belarus and certain banks, companies and individuals;

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the ongoing Israel/Hamas conflict and its regional effects; and

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war and acts of terrorism.

The Company is also subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act of 2010 (the “U.K. Bribery Act”) and other anti-corruption and anti-bribery laws and regulations in jurisdictions where the Company does business. These laws and regulations generally prohibit improper payments or offers of improper payments to government officials, political parties, or commercial partners to obtain or retain business or secure an improper business advantage. The Company has operations, and deals with and makes sales to governmental or quasi-governmental entities in non-U.S. countries, including those known to experience corruption, and further expansion of its non-U.S. sales efforts may involve additional regions. The Company’s activities in these countries pose a heightened risk of unauthorized payments or offers of payments by one of its employees or third-party business partners, representatives, and agents that could violate various laws, including the FCPA. The FCPA, U.K. Bribery Act and other applicable anti-bribery and anti-corruption laws may also hold the Company liable for acts of corruption and bribery committed by its third-party business partners, representatives and agents even if it does not explicitly authorize such activities. The Company cannot assure you that its employees or other third parties working on its behalf have not engaged or will not engage in conduct in violation of its policies or applicable law for which it might ultimately be held responsible.
The Company is also required to comply with applicable export controls and economic and trade sanctions laws and regulations, such as those administered and enforced by OFAC, the U.S. Department of State, and the U.S. Department of Commerce. The Company’s global operations expose it to the risk of violating or being accused of violating these laws.
Violations of any of these laws or regulations, including the FCPA and the U.K. Bribery Act, may result in whistleblower complaints, negative media coverage, investigations, imposition of significant legal fees, loss of export privileges, as well as severe criminal or civil sanctions, including suspension or debarment from U.S. government contracting. The Company may also be subject to other liabilities and adverse effects on its reputation, which could negatively affect its business, results of operations, financial condition, and growth prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Although the Company’s international operations have historically generated a small proportion of its revenues, it is seeking to grow its international business. The Company’s exposure for violating these laws will increase as its non-U.S. presence expands and as it increases sales and operations in foreign jurisdictions. Although the Company has adopted policies and procedures reasonably designed to promote compliance with such laws, there can be no assurance that such policies or procedures will be effective at all times or protect it against liability under these or other laws for actions taken by its employees and other third parties who are acting on its behalf with respect to its business. If the Company is not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws) or export controls and economic and trade sanction laws and regulations, it may be subject to criminal and civil penalties and other remedial measures, which could harm its business, financial condition, results of operations, cash flows, and prospects. In addition, investigations of any actual or alleged violations of such laws or policies related to the Company could harm its business, financial condition, results of operations, cash flows, and prospects.
Any of the above could adversely affect the success of the Company’s international operations. To the extent that the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company’s future international operations and, consequently, on the Company’s business, results of operations and financial condition.
Risks Relating to Market Conditions
Our business is impacted by worldwide economic conditions.
The Company’s anticipated performance will be subject to worldwide economic conditions, such as unemployment levels, interest rates or inflation rates, each of which influence, among other things, consumer trends and the levels of government and private sector security spending.

The Company expects a number of factors to cause the Company’s operating results to fluctuate on a quarterly basis, which may make it difficult to predict the Company’s future performance.
The Company’s revenues, if any, and operating results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of the Company’s control. As a result, comparing the Company’s operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of the Company’s quarterly results include:
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the impact of worldwide economic conditions and their impact on levels of security and defense spending;

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certain fixed costs inherent in the Company’s business, which limit the Company’s ability to adjust for period-to-period changes in demand;

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system interruptions that impair access to the Company’s customers, key vendors or communication with the Company’s technology and any related impact on the Company’s reputation;

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the Company’s ability to forecast revenues accurately and appropriately plan the Company’s expenses; and

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the impact of fluctuations in currency exchange rates, to the extent that the Company sources material or labor from outside of United States, sells its products outside of United States or operates outside of United States.

In addition, the Company’s operating results may not meet the expectations of investors or public market analysts who follow the Company.
Managing the Company’s growth will require significant expenditures and allocation of valuable management resources, and the failure to do so appropriately may harm the Company’s business, operating results and financial condition.
Deterioration of economic conditions or weakening in credit or capital markets may have a material adverse effect on our business, results of operations and financial condition.
Volatile, negative, or uncertain economic conditions, an increase in the likelihood of a recession, or concerns about these or other similar risks may negatively impact the Company’s customers’ ability and willingness to fund their projects. For example, declines in state and local tax revenues, as well as other economic declines, may result in lower government spending, which could impact the amount of future revenue we receive from governmental entities. The Company’s customers reducing, postponing, or canceling spending on projects in respect of which it provides services may reduce demand for the Company’s products quickly and with little warning, which could have a material adverse effect on the Company’s business, results of operations, and financial condition.
Moreover, instability in the credit or capital markets in the U.S., including as a result of failures of financial institutions and any related market-wide reduction in liquidity, or concerns or rumors about events of these kinds or similar risks, could affect the availability of credit or the Company’s credit ratings, making it relatively difficult or expensive to obtain additional capital at competitive rates, on commercially reasonable terms or in sufficient amounts, or at all, thus making it more difficult or expensive for the Company to access funds or refinance its existing indebtedness, or obtain financing for acquisitions. Such instability could also cause counterparties, including vendors, suppliers, and subcontractors, to be unable to perform their obligations or to breach their obligations to the Company under its contracts with them.
We cannot predict the consequences of current or future geopolitical events, but they may adversely affect the markets in which we operate and our results of operations.
Ongoing instability and current conflicts in global markets, including in Eastern Europe, the Middle East, and Asia, and the potential for other conflicts and future terrorist activities and other recent geopolitical events throughout the world, including the ongoing conflict between Russia and Ukraine, the ongoing Israel/Hamas conflict and its regional effects, and increased tensions in Asia, have created and may continue to create economic and political uncertainties and impacts that could have a material adverse effect on the Company’s business, operations, and profitability. These types of matters cause uncertainty in financial markets and may significantly increase the political, economic and social instability in the geographic areas in which the Company operates.
In addition, in connection with the current status of international relations with Russia, particularly in light of the conflict between Russia and Ukraine, the U.S. government has imposed enhanced export controls on certain products and sanctions on certain industry sectors and parties in Russia. The governments of other jurisdictions in which the Company operates may also implement sanctions or other restrictive measures. These potential sanctions and export controls, as well as any responses from Russia, could adversely affect the Company and/or its supply chain, business partners, or customers.
Tariffs and related retaliatory tariffs may impact trade between the United States and foreign countries and could impact our ability to compete in applicable markets.
The U.S. government has recently made statements and taken actions that may lead to potential, significant changes to U.S. and international trade policies, including the imposition of tariffs and export control and sanctions restrictions affecting certain products manufactured abroad. These tariffs have resulted in, and may continue to trigger, retaliatory actions by affected countries, including the imposition of tariffs on the United States by other countries, which has created significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States.
While we purchase the majority of our materials for the HEXWAVE™ system in the United States, we expect to be impacted by increases in tariffs, in particular for components originating from China. On March 4, 2025, the effective tariff rate on all goods originating from China was increased to 20% from a rate of 10% that became effective on February 4, 2025. On April 9, 2025, tariffs on Chinese imports increased to 145%. On April 10, 2025, China raised tariffs on all U.S. goods to 84% and then further increased such tariffs to 125% on April 12, 2025. On May 14, 2025, the United States and China entered into a temporary truce, reducing the heightened tariffs for a 90-day period. The U.S. lowered tariffs on Chinese imports from a peak of 145% to 30%, while China reduced its duties on U.S. goods from 125% to 10%. We anticipate further general economic disruption and uncertainty surrounding trade stability during the near term. We estimate that a 30% tariff on Chinese imports would increase the cost to build 100 HEXWAVE™ systems by approximately US$300,000.In addition, retaliatory tariffs on United States goods that apply to our products could affect our competitiveness in applicable markets.
These factors related to current and future tariffs could harm our ability to operate inside the United States and in foreign countries, and may have a meaningful negative impact on our future revenues and operating results.
Currency fluctuations may have a material effect on us.
Fluctuations in the exchange rate between the United States dollar, other currencies and the Canadian dollar may have a material effect on the Company’s results of operations. To date, the Company has not engaged in currency hedging activities. To the extent that the Company may seek to implement hedging techniques in the future with respect to its foreign currency transactions, there can be no assurance that it will be successful in such hedging activities.
Any disruption at our places of business due to natural and manmade disasters could delay revenues and increase our expenses.
The Company’s systems and operations are vulnerable to damage or interruption from earthquakes, volcanoes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on the Company’s business, operating results and financial condition, and the Company’s insurance coverage may be insufficient to compensate the Company for losses that may occur. The Company’s servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company’s computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential data. The Company may not have sufficient protection or recovery plans in certain circumstances and the Company’s business interruption insurance (as and if carried by the Company) may be insufficient to compensate the Company for losses that may occur. As the Company expects to rely heavily on its servers, computer and communications systems and the internet to conduct the Company’s business and provide a high-quality customer experience, such disruptions could negatively impact the Company’s ability to run its business, which could have an adverse effect on the Company’s operating results.
Further, the business of the Company may not be insurable or the insurance may not be purchased due to high cost. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company.
The effects of an epidemic, pandemic or similar outbreak have negatively impacted and could in the future negatively impact our business and financial results.
Any epidemics, pandemics or similar outbreaks could create economic uncertainty and disruptions to the global economy that could adversely affect the Company’s business and financial results, or could significantly curtail the movement of people, goods and services worldwide. For example, the COVID-19 pandemic disrupted the Company’s supply chain and limited its ability to conduct research and product development, manufacturing, and other important business activities, which forced the Company to pay for expedited processing and shipping, resulted in cost markups and adversely affected the Company’s business and financial results. Furthermore, if any future epidemics, pandemics or similar outbreaks occur, customer events where our products are used, including concerts, festival and sporting events, may be cancelled, postponed or moved to virtual-only experiences. In addition, traffic at transportation hubs where our products are used, such as airports, railways, cruise lines and bus stations, may become more limited. This would have a negative impact on the Company’s operations. Additionally, any epidemics, pandemics, or similar outbreaks may cause extreme volatility in financial and other capital markets. This volatility may adversely impact the fair value of the Company’s securities which may hamper its ability to raise additional capital to maintain operations.
Risks Relating to Legal Proceedings and Regulatory Compliance
Our operating results may be harmed if we are not in compliance with various local, provincial and federal tax laws.
The Company’s business will be subject to various local, provincial and federal tax payment and collection requirements. Amounts that the Company is expected to be required to pay or collect may change as the Company’s business develops and expands. As a result, the Company will need to continually ensure proper taxes are paid or collected and remitted to the appropriate tax agencies. If the Company does not collect the appropriate taxes from its customers, the Company may need to pay more than what it has collected. In addition, the Company may be audited by various agencies to ensure compliance with tax collection requirements. Such audits could result in additional sales or other tax collection obligations on the Company which the Company may not be able to recover from its customers. Such obligations could have a material adverse impact on the Company’s future operating results.
Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business.
The Company is subject to numerous state, federal and international laws and directives and regulations in the U.S. and abroad that involve matters central to its business, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these legal requirements in the conduct of the Company’s business could result in significant fines and other damages, criminal sanctions against the Company or its officers, prohibitions on doing business and damage to its reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity, and other reputational damage, restrictions on the Company’s ability to compete for certain work and allegations by its customers that it has not performed its contractual obligations.
Investigations, audits, claims, disputes, enforcement actions, litigation, arbitration, or other legal proceedings could require us to pay potentially large damage awards or penalties and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.
The Company may be subject to litigation, claims, investigations, audits, enforcement actions, arbitrations, or other legal proceedings that could negatively affect the Company’s business operations and financial position. The Company may be subject to consumer class action lawsuits. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages, penalties, or injunctive relief against the Company. Any claims or litigation could be costly to defend, and even if the Company is successful or fully indemnified or insured, they could damage its reputation and make it more difficult to compete effectively or obtain adequate insurance in the future, and responding to any action may result in a significant diversion of management’s attention and resources. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Litigation disputes could (a) cause the Company to incur unforeseen expenses, (b) occupy a significant amount of management’s time and attention, and (c) negatively affect the Company’s business operations and financial position.
Environmental matters, including unforeseen costs associated with compliance and remediation efforts and government and third-party claims, could have a material adverse effect on our reputation and our financial position, results of operations, and cash flows.
The Company’s operations are subject to and affected by various federal, state, local, and foreign environmental laws and regulations, as they may be expanded, changed, or enforced differently over time. Compliance with these existing and evolving environmental laws and regulations requires and is expected to continue to require significant operating and capital costs. The Company may be subject to substantial administrative, civil, or criminal fines, penalties, or other sanctions (including suspension and debarment) for violations. If the Company found to be in violation of the Federal Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the Environmental Protection Agency on a list of facilities that generally cannot be used in performing on U.S. government contracts until the violation is corrected.
Stricter or different remediation standards or enforcement of existing laws and regulations; new requirements, including regulation of new substances; discovery of previously unknown contamination or new contaminants; imposition of fines, penalties, or damages (including natural resource damages); a determination that certain remediation or other costs are unallowable; rulings on allocation or insurance coverage; and/or the insolvency, inability or unwillingness of other parties to pay their share, could require the Company to incur material additional costs in excess of those anticipated.
The Company may become a party to legal proceedings and disputes involving government and private parties (including individual and class actions) relating to alleged impacts from pollutants released into the environment, including bodily injury and property damage. These matters could result in material compensatory or other damages, remediation costs, penalties, non-monetary relief, and adverse allowability or insurance coverage determinations. The impact of these factors is difficult to predict, but one or more of them could harm the Company’s reputation and business and have a material adverse effect on its financial position, results of operations and cash flow.
Protecting and defending against intellectual property claims may have a material adverse effect on our business.
As the Company’s business depends substantially on the Company’s intellectual property, the Company could be adversely affected if it does not adequately protect its intellectual property rights. The Company regards its marks, rights, and trade secrets and other intellectual property rights as critical to the success of the Company’s business. To protect its investments and the Company’s rights in these various intellectual properties, it may rely on a combination of patents, trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with its employees, clients, strategic partners, acquisition targets and others to protect proprietary rights. These afford only limited protection. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s technology’s features, software and functionality or obtain and use information that the Company considers proprietary. There can be no assurance that the steps taken by the Company to protect proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company’s copyrights, trademarks and similar proprietary rights, or that the Company will be able to detect unauthorized use and take appropriate steps to enforce rights. Moreover, policing the Company’s proprietary rights is difficult and may not always be effective. In particular, the Company may need to enforce the Company’s rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of Canada. In addition, although the Company believes that its proprietary rights do not infringe on the intellectual property rights of others, there can be no assurance that other parties will not assert infringement claims against the Company. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.
Litigation or proceedings before governmental authorities and administrative bodies in the United States, Canada and abroad may be necessary in the future to enforce the Company’s intellectual property rights, to protect the Company’s patent rights, trade secrets, trademarks and domain names and to determine the validity and scope of the proprietary rights of others. The Company’s efforts to enforce or protect the Company’s proprietary rights may be ineffective and could result in substantial costs and diversion of resources and could substantially harm the Company’s operating results. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company’s confidential information could be compromised by disclosure during this type of litigation. The Company’s inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of its products and offerings, impair the functionality of its products and offerings, delay introductions of new features or enhancements, result in its substituting inferior or more costly technologies into its products and offerings, or injure its reputation.
The Company will rely on trade secrets to protect technology where it does not believe patent protection is appropriate or obtainable. Trade secrets are difficult to protect. While commercially reasonable efforts to protect trade secrets will be used, strategic partners, employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose information to competitors. If the Company is not able to defend patents or trade secrets, then it will not be able to exclude competitors from developing or marketing competing products, and the Company may not generate enough revenue from product sales to justify the development cost of products or achieve or maintain profitability.
The Company’s exposure to risks associated with the use of intellectual property may increase as a result of acquisitions, as the Company has a lower level of visibility into the development process with respect to acquired technology or the care taken to safeguard against infringement risks.
Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm to our business and operating results.
Third parties may make infringement and similar or related claims after the Company has acquired technology that had not been asserted prior to the Company’s acquisition. The Company is not currently aware of any litigation or other proceedings or claims by third parties that its technologies or methods infringe upon their intellectual property. While it is the practice of the Company to undertake pre-filing searches and analyses of developing technologies, the Company cannot guarantee that the Company has identified every patent or patent application that may be relevant to the research, development, or commercialization of its products. Moreover, the Company cannot assure that third parties will not assert valid, erroneous or frivolous patent infringement claims. If the Company does infringe a third party’s rights and is unable to provide a sufficient workaround, it may need to negotiate with holders of those rights to obtain a license to those rights or otherwise settle any infringement claim as a party that makes a claim of infringement against it may obtain an injunction preventing it from shipping products containing the allegedly infringing technology. As the number of products and competitors in the market increase and overlaps occur, claims of infringement, misappropriation, and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation, or other violation of intellectual property rights by a third party, even those without merit, could cause the Company to incur substantial costs defending against the claim and could distract its management from the business. Future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom the Company’s own patents may therefore provide little or no deterrence or protection. There can be no assurance that the Company will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.
An adverse outcome of a dispute may require us to:
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pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights;

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make substantial payments for legal fees, settlement payments or other costs or damages;

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cease selling, making, licensing, or using products that are alleged to infringe or misappropriate the intellectual property of others;

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expend additional development resources to attempt to redesign its products or otherwise develop non-infringing technology, which may not be successful;

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enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights;

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take legal action or initiate administrative proceedings to challenge the validity and scope of the third-party rights or to defend against any allegations of infringement; and

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indemnify its partners and other third parties.

In addition, royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to the Company, or at all, and may require significant royalty payments and other expenditures. Some licenses may also be non-exclusive, and therefore the Company’s competitors may have access to the same technology licensed to it. Any of the foregoing events could seriously harm the Company’s business, financial condition, and results of operations.
Even if the claims do not result in litigation or are resolved in the Company’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of its management and harm its business and operating results. Moreover, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the Company’s shares. The Company expects that the occurrence of infringement claims is likely to grow as the market for its products and solutions grows. Accordingly, the Company’s exposure to damages resulting from infringement claims could increase and this could further exhaust its financial and management resources.
We may become party to litigation that adversely affects our business.
The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.
Commercial success of the Company will depend in part on not infringing upon the patents and proprietary rights of other parties and enforcing its own patents and proprietary rights against others. The Company’s research and development programs will be in highly competitive fields in which numerous third parties have issued patents and pending patent applications with claims closely related to the subject matter of the Company’s programs. The Company is not currently aware of any litigation or other proceedings or claims by third parties that its technologies or methods infringe on their intellectual property.
While it is the practice of the Company to undertake pre-filing searches and analyses of developing technologies, it cannot guarantee that it has identified every patent or patent application that may be relevant to the research, development, or commercialization of its products. Moreover, the Company cannot assure that third parties will not assert valid, erroneous, or frivolous patent infringement claims.
Claims against us relating to any acquisition, licensing or business combination may necessitate seeking claims against the seller for which the seller may not indemnify us or that may exceed the seller’s or licensor’s indemnification obligations.
There may be liabilities assumed in any technology acquisition or licensing or business combination that the Company did not discover or that it underestimated in the course of performing its due diligence. Although a seller or licensor generally will have indemnification obligations to the Company under a licensing, acquisition or merger agreement, these obligations usually will be subject to financial limitations, such as general deductibles and maximum recovery amounts, as well as time limitations. There is no assurance that the Company’s right to indemnification from any seller or licensors will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities that it may incur. Any such liabilities could have a material adverse effect on its business, financial condition, operating results, liquidity, and prospects.
Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
The Company has devoted substantial resources to the development of its technology, business operations, and business plans. In order to protect its trade secrets and proprietary information, the Company relies in significant part on confidentiality arrangements with its employees, licensees, independent contractors, advisors, suppliers and customers. However, the Company cannot guarantee that it has entered into such agreements with each party that may have or has had access to its trade secrets or proprietary technology and processes. Additionally, although the Company’s employees and contractors are subject to confidentiality obligations and use restrictions, this protection may be inadequate to deter or prevent them from infringing, misappropriating, or otherwise violating the Company’s confidential information, technology, or other intellectual property or proprietary rights, and can be difficult to enforce. Further, despite these efforts, these arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of the Company’s technologies that it considers proprietary. In addition, if others independently develop equivalent knowledge, methods, and know-how, the Company would not be able to assert trade secret rights against such parties. Monitoring unauthorized uses and disclosures is difficult, and the Company does not know whether the steps it has taken to protect its proprietary information will be effective.
Moreover, policing unauthorized use of the Company’s technologies, trade secrets and intellectual property and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, time-consuming, and the outcome is unpredictable. In addition, effective trade secret protection may not be available in every country in which the Company’s products are available or where it has employees or independent contractors as some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of the Company’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, its competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with the Company’s products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which the Company operates may compromise its ability to enforce its trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of the Company’s proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect its competitive business position.
We rely on permits, certifications and licenses to operate our business and produce our products.
The operations of the Company and its products require licenses, certifications and permits from various governmental and regulatory authorities. There can be no assurance that such licenses and permits will be granted, maintained or renewed. Any failure to obtain, maintain or renew any of the licenses and permits required by the Company or any of its subsidiaries could have a material adverse effect on the Company’s business, operating results or financial condition.
Like many other electronic devices, systems such as HEXWAVE™ are subject to environmental standards, FCC compatibility regulations, and electrical safety requirements. Millimeter wavelength scanners used in airports, for example, which generate images of the human subjects raise privacy concerns and regulatory issues associated with the capture of personal data.
The deployment of HEXWAVE™ to sports and other public venues may require certifications by authorities who are working to apply new performance standards across the urban security marketplace. These certifications may be required by customers as part of their qualifying standards for procurement. This includes, but is not limited to, the National Center for Spectator Sports Safety and Security and the Qualified Anti-Terrorism Technology under the Department of Homeland Security Safety Act. Other standards that are also required is the Underwriters Laboratory Certification. The development activities are accounting for these certifications within the deployment timelines.
Our business is subject to complex and evolving laws and regulations regarding data privacy and security, which could subject us to investigations, claims, or monetary penalties against us, require us to change our business practices, or otherwise adversely affect our revenues and profitability.
We are subject to various laws and regulations in the U.S. and globally relating to data privacy and security. These laws and regulations are complex, constantly evolving, and may be subject to significant change in the future. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in new and rapidly evolving areas of technology, and may differ in material respects among jurisdictions, interpreted and applied inconsistently among jurisdictions or in a manner that is inconsistent with our current policies and practices, all of which can make compliance challenging and costly, and expose us to relate risks and liabilities.
In the United States, numerous federal, state, and local data privacy and security laws and regulations govern the collection, sharing, use, retention, disclosure, security, storage, transfer, and other processing of personal information. As a contractor supporting defense and national security customers, the Company is also subject to additional, specific regulatory compliance requirements relating to data privacy and security. Under the U.S Department of Defense Federal Acquisition Regulation Supplement and other federal regulations, the Company is required to implement the security and privacy controls in the National Institute of Standards and Technology Special Publications on certain of its networks and information technology systems. To the extent that the Company does not comply with applicable security and control requirements, and there is unauthorized access or disclosure of sensitive information (including personal information), this could potentially result in a contract termination or loss of intellectual property, which could materially and adversely affect the Company’s business and financial results and lead to reputational harm. The Company will also be subject to numerous emerging and currently unspecified cybersecurity requirements under the Federal Acquisition Regulation and through federal regulation, to include the U.S Department of Defense Cybersecurity Maturity Model Certification program, which, once implemented, will require successful assessment by a third party against specified cyber controls. Should the Company or its supply chain fail to implement these new requirements, this may adversely affect its ability to receive awards or execute on relevant government programs. The Company is in the process of evaluating its readiness against these new requirements and while it does have confidence it will meet or exceed requirements, to the extent it does not, it will be unable to bid on such contract awards, which could adversely impact its revenue and profitability.
The overarching complexity of data privacy and security laws and regulations around the world poses a compliance challenge that could manifest in costs, damages, or liability in other forms as a result of failure to implement proper programmatic controls, failure to adhere to those controls, or the breach of applicable data privacy and security requirements by the Company, its employees, its business partners (including its service providers, suppliers or subcontractors) or its customers. The Company also expects that there will continue to be new proposed laws, regulations, and industry standards concerning data privacy and security, and it cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of existing laws, regulations or standards, may have on its business. Any failure or perceived failure by the Company, its service providers, suppliers, subcontractors, or other business partners to comply with applicable laws, regulations, its public privacy policies and other public statements about data privacy and security and other obligations in these areas could result in regulatory or government actions lawsuits against it (including civil claims, such as representative actions and other class action-type litigation), legal liability, monetary penalties, fines, sanctions, damages and other costs, orders to cease or change its processing of data, changes to its business practices, diversion of internal resources, and harm to its reputation, all of which could adversely affect its business, financial condition and results of operations. The Company may also incur substantial expenses in implementing and maintaining compliance with such laws, regulations, and other obligations.
Risks Relating to Our Financial Condition
We face substantial capital requirements and may fail to raise additional capital.
The Company may require additional capital in the future to support ongoing operations, undertake capital expenditures or commence acquisitions or other business combination transactions. Due to the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company requires research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company. The Company may not be able to obtain additional debt or equity financing on favorable terms, if at all. If the Company raises additional equity financing, the Company’s shareholders may experience significant dilution of their ownership interests, and the per-share value of the Common Shares could decline. Moreover, any new equity securities that the Company issues could have rights, preferences and privileges senior to those of the holders of Common Shares. If the Company engages in debt financing, the Company may be required to accept terms that restrict its ability to incur additional indebtedness and force it to maintain specified liquidity or other ratios. If the Company needs additional capital and cannot raise or otherwise obtain it on acceptable terms, it may not be able to, among other things:
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develop or introduce service enhancements to customers;

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continue to expand the Company’s development, sales and marketing and general and administrative functions;

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acquire complementary technologies or businesses;

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expand the Company’s operations;

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hire, train and retain employees; or

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respond to competitive pressures or unanticipated working capital requirements.

The issuance of debt could impair our ability to obtain additional financing.
From time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards. The Company’s constating documents do not limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis, or at all, take advantage of business opportunities that may arise. The Company’s ability to service its debt obligations will depend on the Company’s future operations, which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Company.
Agreements governing our debt obligations include financial and other covenants that provide limitations on our business and operations under certain circumstances, and failure to comply with any of the covenants in such agreements could adversely impact us.
Our financing agreements contain certain affirmative and negative covenants and customary events of default. If we fail to comply with any covenants, if any events of default occur for which no waiver or amendment is obtained, or if we are unable to timely refinance the debt obligations subject to such covenants or take other mitigating actions, the holders of our indebtedness could, among other things, declare outstanding amounts immediately due and payable and, subject to the terms of relevant financing agreements, repossess or foreclose on collateral. For example, under the Loan and Security Agreement with PFF, LLC, dated as of August 19, 2024, we are required to repay $125,299 per month through August 15, 2026 with respect to the term loan, and are required to repay the full amount owed under revolving line of credit on August 31, 2025, of which $1,921,687 was outstanding as of December 31, 2024. The acceleration of this indebtedness or actions to repossess or foreclose on collateral may cause us to renegotiate, repay, or refinance the affected obligations, and there is no assurance that such efforts would be successful or on terms we deem attractive. In addition, any acceleration or actions to repossess or foreclose on collateral could result in a downgrade of any credit ratings then applicable to us, which could result in additional events of default or limit our ability to obtain additional financing.
Because we do not intend to pay any cash dividends for the foreseeable future, capital appreciation, if any, would be your sole source of gain.
At this time, the Company does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of its business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Board and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Board may deem relevant at the time such payment is considered. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on their investment in the Common Shares in the foreseeable future.
We may need to divest assets if there is insufficient capital.
If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its assets or products, any of which could have a material adverse effect on its business, financial condition, prospects, or results of operations.
We are subject to liquidity risk due to the slowdown of the global economy.
The ongoing economic slowdown and downturn of global capital markets has generally made the raising of capital by equity or debt financing more difficult. Access to financing has been negatively impacted by the ongoing global economic risks. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained, or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Common Shares on the stock exchange.
Risks Relating to this Offering and Ownership of Our Securities
You will experience immediate and substantial dilution as a result of this offering.
You will incur immediate and substantial dilution as a result of this offering. After giving effect to the assumed sale by us of        Common Shares at an assumed public offering price of US$      per Common Share (excluding the exercise of the Over-Allotment Option to purchase additional Common Shares and after deducting underwriting discounts, commissions and estimated offering expenses payable by us), investors in this offering can expect an immediate dilution of US$      per Common Share. In addition, you may experience further dilution if the underwriter exercises the Over-Allotment Option or upon the exercise of the Underwriter Warrants issued to the underwriter.

There is no liquid public market for our Common Shares in the United States and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.
The Common Shares are listed on the TSXV, quoted on the OTCQB and listed on the FSE. Following our planned listing of our Common Shares sold in this offering on Nasdaq, our Common Shares will no longer be quoted on the OTCQB. Prior to this offering, there has not been a liquid public market for our Common Shares in the United States. If an active trading market does not develop, you may have difficulty selling any of the Common Shares that you buy. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the U.S. Exchange or otherwise or how liquid that market might become. The initial public offering price for the Common Shares will be determined by negotiations between us and the underwriter and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Common Shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Common Shares may be influenced by many factors, some of which are beyond our control, including actual or anticipated variations in our operating results; the failure of financial analysts to cover our Common Shares after this offering or changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates or changes in the recommendations of any financial analysts that elect to follow our Common Shares or the shares of our competitors; announcements by us or our competitors of significant contracts or acquisitions; technological innovations by us or our competitors; future sales of our Common Shares; and investor perceptions of us and the market in which we operate.
The liquidity of our Common Shares may be decreased as a result of the Reverse Split.
The liquidity of our Common Shares may be affected adversely by the Reverse Split given the reduced number of shares that will be outstanding, especially if the market price of our Common Shares does not increase as a result of the Reverse Split. In addition, the Reverse Split may increase the number of shareholders who own odd lots (less than 100 shares) of our Common Shares, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.
Although we believe that a higher market price of our Common Shares may help generate greater or broader investor interest, there can be no assurance that our increased share price following the Reverse Split will actually attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our Common Shares will satisfy the investing requirements of those investors. As a result, the trading liquidity of our Common Shares may not necessarily improve.
Management will have broad discretion as to the use of the proceeds from this offering and may not use the proceeds effectively.
Our management will have broad discretion as to the use of the net proceeds from any offering by us and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.
We have no operating experience as a publicly traded company in the United States.
We have no operating experience as a publicly traded company in the United States. Although the individuals who now constitute our management team have experience managing a publicly traded company, there is no assurance that the past experience of our management team will be sufficient to operate our company as a publicly traded company in the United States, including timely compliance with the disclosure requirements of the SEC. Following the completion of this offering, we will be required to develop and implement internal control systems and procedures in order to satisfy the periodic and current reporting requirements under applicable SEC regulations and comply with the Nasdaq listing standards. These requirements will place significant strain on our management team, infrastructure and other resources. In addition, our management team may not be able to successfully or efficiently manage our company as a United States public reporting company that is subject to significant regulatory oversight and reporting obligations.
We will incur significantly increased costs and devote substantial management time as a result of operating as a United States public company.
As a United States public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company or as a Canadian public company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which involve annual assessments of a company’s internal controls over financial reporting. We plan to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. Furthermore, we expect the premium for director & officer insurance will increase significantly due to a more litigious environment in the United States. At this time, we cannot reasonably predict or estimate the amount of additional costs that we may incur as a result of becoming a United States public company or the timing of such costs.
In connection with our listing of the Common Shares on Nasdaq, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements applicable to United States domestic companies.
As a foreign private issuer whose securities may be listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain corporate governance requirements of Nasdaq. For example, we intend to follow the TSXV listing rules in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company) and the minimum quorum requirement for a shareholders meeting. Under Nasdaq listing rules, the required minimum quorum for a shareholders meeting is 33 1/3% of the outstanding Common Shares. Under Canadian law and pursuant to our Notice of Articles, a quorum shall be present at a shareholders meeting if two or more holders of Common Shares representing at least 5% of the total number of voting rights attaching to the said Common Shares entitled to be voted at the meeting are present or represented by proxy. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules for domestic issuers.
We cannot assure you that we will be able to comply with the minimum bid price requirement of Nasdaq.
The Reverse Split is intended, among other reasons, to allow us to achieve the requisite increase in the market price of our Common Shares to be in compliance with the minimum bid price of Nasdaq. Although we expect our stock price will meet such minimum bid price requirements prior to the effective date of the registration statement of which this prospectus forms a part, there is no guarantee that the price of our Common Shares will stay above the minimum requirements for the time period required by Nasdaq. Further, there can be no assurance that the market price of our Common Shares will remain at the level required for continuing compliance with the minimum price requirements. It is not uncommon for the market price of a company’s common shares to decline in the period following a reverse stock split. If the market price of our Common Shares declines, the percentage decline may be greater than would have occurred in the absence of the Reverse Split. If the market price of our common were to experience such a decline, or if other factors unrelated to the number of shares of our Common Shares outstanding, such as negative financial or operational results, adversely affect the market price of our Common Shares, that may jeopardize our ability to meet or maintain the minimum bid price requirement of the exchange on which our Common Shares is listed.
Our inability to comply with Nasdaq’s continued listing requirements could result in our Common Shares being delisted, which could affect the market price and liquidity of our securities and reduce our ability to raise capital.
We intend to apply for listing of our Common Shares on Nasdaq under the symbol “LDHL.” No assurance can be given that our application will be approved. However, if such listing is approved, upon completion of this offering, we will be required to meet certain qualitative and financial tests to maintain the listing of our Common Shares on Nasdaq. If we do not maintain compliance with Nasdaq’s continued listing requirements within specified periods and subject to permitted extensions, our Common Shares may be recommended for delisting (subject to any appeal we would file). No assurance can be provided that we will comply with these continued listing requirements. Nasdaq has broad discretionary authority over the continued listing of securities, which it could exercise with respect to the listing of our Common Shares. If our Common Shares were delisted, it could be more difficult to buy or sell our Common Shares and to obtain accurate quotations, and the price of our securities could suffer a material decline. Delisting would also impair our ability to raise capital.
An investment in our securities involves significant risks.
Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business and operations and cause the trading price of our securities to decline. If any of the following or other risks occur, our business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of our securities could decline and security holders could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.
Our Common Shares may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.
Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.
In addition, if the trading volumes of our Common Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Common Shares. This low volume of trades could also cause the price of our Common Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Common Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Common Shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Shares.
As a result of this volatility, investors may experience losses on their investment in our Common Shares. A volatile market price of our Common Shares also could adversely affect our ability to issue additional Common Shares or other securities and our ability to obtain additional financing in the future.

The market price of our Common Shares has been and may continue to be highly volatile, and you may lose some or all of your investment.
The Common Shares are listed under the symbol “SCAN” on the TSXV. The TSXV is a more limited market than the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market. The quotation of Common Shares on the TSXV may result in a less liquid market available for existing and potential shareholders to trade Common Shares, could depress the trading price of the Common Shares and could have a long-term adverse impact on the Company’s ability to raise capital in the future.
Securities of smaller companies without an established operating history, like ours, have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Common Share price is also likely to be significantly affected by delays experienced in achieving the Company’s development plans, a decrease in investor appetite for junior stocks or in adverse changes in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that could have an effect on the price of the Common Shares include the following:
•
the trading volume and general market interest in Common Shares could affect a shareholder’s ability to trade significant numbers of Common Shares; and

•
the size of the public float in Common Shares may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the Common Shares at any given point in time might not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and would divert management’s attention and resources.
We are selling a substantial number of Common Shares in this offering, which could cause the price of our Common Shares to decline.
In this offering, we will sell up to        Common Shares (assuming no exercise by the underwriter of the Over-Allotment option). The existence of the potential additional Common Shares in the public market, or the perception that such additional shares may be in the market, could adversely affect the price of our Common Shares. We cannot predict the effect, if any, that market sales of those Common Shares or the availability of those Common Shares for sale will have on the market price of our Common Shares.
We will need to raise additional financing in the future which may dilute our share capital.
Our Notice of Articles permit the issuance of an unlimited number of our Common Shares. Future issuance of our Common Shares will result in dilution to the existing shareholders. Additionally, future sales of our Common Shares into the public market may lower the market price for our Common Shares, which may result in losses to our shareholders. Sales of substantial amounts of our Common Shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of our Common Shares.
We have no history of dividends.
To date, we have not paid any dividends on our outstanding Common Shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on our Common Shares in the foreseeable future. Any decision to pay dividends on our shares will be made at the discretion of our board of directors and will depend on our earnings, financial requirements and other conditions existing at such time. See “Dividend Policy.”
If we are unable to satisfy the requirements of Sarbanes-Oxley or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned.
We will become subject to the requirements of Sarbanes-Oxley if the registration statement of which this prospectus is a part is declared effective by the SEC. Section 404 of Sarbanes-Oxley (“Section 404”)

requires companies subject to the reporting requirements of United States securities laws to complete a comprehensive evaluation of their internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the JOBS Act, we will be classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period, except in the event this is accelerated if we lose our status as an “emerging growth company.” We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, organically and through acquisitions, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies.
We will be an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act), and will continue to qualify as an emerging growth company until the earliest of: (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds US$700 million.
For so long as we remain an emerging growth company, we are permitted to, and intend to, rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404. We cannot predict whether investors will find our securities less attractive because we rely upon certain of these exemptions. If some investors find the securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.
We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
•
we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•
for interim reporting, we are permitted to comply solely with our home country requirements, which may be less rigorous than the rules that apply to domestic public companies;

•
we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•
we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•
we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•
we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices that differ significantly from Nasdaq corporate governance listing standards applicable to U.S. domestic issuers, which may afford less protection to shareholders.
As a foreign private issuer, we are permitted and intend to follow certain home country corporate governance practices instead of those required under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. These home country corporate governance practices may differ in significant respects and could provide less protection to shareholders than they would have under the Nasdaq rules applicable to domestic issuers.
Specifically, we do not intend to adhere to the following Nasdaq corporate governance requirements and will instead follow the corporate and securities laws, rules, and regulations of the Province of British Columbia, Canada:
•
Regularly Scheduled Independent Director Meetings: We are not required to hold regularly scheduled meetings exclusively attended by independent directors. However, we are subject to certain corporate governance disclosure requirements under Canadian securities laws and must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of our most recently completed financial year. If we do not hold executive sessions, we must describe what the Board does to facilitate open and candid discussion among our independent directors.

•
Proxy Delivery Requirements: As a “foreign private issuer”, we are exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We will solicit proxies in accordance with applicable rules and regulations in Canada.

•
Shareholder Approval for Certain Transactions: We do not require shareholder approval for certain issuances of securities, including, but not limited to, the acquisition of another company’s stock or asset and certain private placements.

•
Distribution of Annual and Interim Reports: We intend to comply with Nasdaq Listing Rules 5250(d)(1) and 5250(d)(4)(A), but we may not do so or on a consistent basis. We are required to file annual and interim financial statements with the SEC and on SEDAR+, a secure web-based system maintained on behalf of the Canadian Securities Administrators and accessible at www.sedarplus.ca, and to send annually a request form to the registered holders and beneficial owners of our common shares that can be used to request a paper copy of our audited annual financial statements and related management discussion and analysis, and a copy of our unaudited interim financial statements and related management discussion and analysis, in each case free of charge.

As a result, shareholders will not have the same rights and protections as they would if we complied with Nasdaq’s corporate governance requirements for U.S. domestic issuers.
We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.
We may in the future lose foreign private issuer status if a majority of the Common Shares are held in the United States and if we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the directors or executive officers are United States citizens or residents; (ii) a majority of assets are located in the United States; or (iii) the business is administered principally in the United States. The regulatory and compliance costs to us under United States securities laws as a United States domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to foreign private issuers. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

DIVIDEND POLICY
The Company has not paid dividends to its shareholders to date. The Company does not anticipate that it will declare or pay cash dividends on the Common Shares in the foreseeable future. The Company’s current policy is to retain cash flows to finance development and to otherwise reinvest in the Company’s business. The declaration and payment of dividends on the Common Shares is at the discretion of the Board. The Company’s dividend policy will be reviewed from time to time by the Board in the context of earnings, financial conditions and other relevant factors.

MARKET FOR OUR COMMON SHARES
Our Common Shares are listed on the TSXV under the symbol “SCAN,” quoted on the OTCQB under the symbol of “LDDFF” and listed on the FSE under the symbol of “E30.” We intend to apply for listing of the Common Shares being offered on Nasdaq under the symbol “LDHL.” No assurance can be given that our application will be approved. It is a condition precedent to the underwriter’s obligation to purchase the securities being offered in this offering that Nasdaq approve the listing of our Common Shares. Accordingly, if Nasdaq does not approve the listing of our Common Shares, we will not and cannot proceed with this offering.
The Company is authorized to issue an unlimited number of Common Shares. As of June 2, 2025, there were 51,976,722 Common Shares issued and outstanding, and there were approximately 87 record holders of our Common Shares. The transfer agent and registrar of the Common Shares is Computershare Investor Services Inc., located at its offices in Vancouver, British Columbia, Canada. For additional details regarding our Common Shares see “Description of Share Capital.”

CAPITALIZATION
The following table sets forth our consolidated capitalization as of December 31, 2024:
•
on an actual basis, as determined in accordance with IFRS; and

•
on an adjusted basis to reflect the net proceeds from our sale of         Common Shares in this offering (excluding the Over-Allotment Option) at the assumed public offering price of US$      per Common Share, after deducting the underwriting discounts and commissions and the estimated offering expenses.

This table should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” sections, as well as our audited financial statements, included elsewhere in this prospectus.
	As of December 31, 2024
	Actual		As adjusted
	(audited)		(unaudited)
Cash and cash equivalents	US$	1,153,229	US$
Debt		8,050,980
Shareholders’ deficiency:
Share capital		40,717,157
Share subscriptions received in advance		—
Equity reserves		4,872,472
Accumulated other comprehensive loss		(28,896)
Deficit		(46,325,212)
Total shareholders’ deficiency	US$	(764,479)	US$
Total capitalization	US$	1,949,389	US$

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately US$      million (or US$      million if the underwriter exercises the Over-Allotment Option in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on as the assumed public offering price of US$      per Common Share.
We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use of a portion of the net proceeds from this offering for commercialization of our HD-AIT Upgrade Kit, business development activities associated with the sale of HEXWAVE™ and recurring engineering and cost reduction for next generation HEXWAVE™. We have not allocated specific amounts of net proceeds for any of these purposes.
The amounts and timing of our actual expenditures will depend on numerous factors, including the timing and success of our manufacturing and production cycle time, the status of our marketing and business development efforts, the amounts of proceeds actually raised in this offering and the amount of cash generated by our operations. Our management will have broad discretion to allocate the net proceeds from this offering.
Each US$1.00 increase (decrease) in the assumed public offering price of US$      per Common Share would increase (decrease) net proceeds to us by approximately US$      million (or US$      million if the underwriter exercises the Over-Allotment Option in full), assuming the number of Common Shares we sell, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each increase (decrease) of           Common Shares offered by us would increase (decrease) the net proceeds to us by US$      million, assuming the assumed public offering price remains the same and after deducting underwriting discounts and commissions.

DILUTION
If you invest in our Common Shares in this offering, your interest will be immediately diluted to the extent of the difference between the public offering price per Common Share in this offering and the adjusted net tangible book value per Common Share after this offering. Dilution results from the fact that the public offering price per Common Share is substantially in excess of the net tangible book value per Common Share. As of December 31, 2024, we had a historical net tangible book value of US$(0.08) per Common Share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Common Shares outstanding on December 31, 2024.
After giving effect to the sale of Common Shares in this offering at an assumed public offering price of US$      per Common Share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of December 31, 2024 would have been US$      per Common Share. This represents an immediate increase in as adjusted net tangible book value of US$      per Common Share to existing shareholders and immediate dilution of US$      per Common Share to new investors.
The following table illustrates this dilution per Common Share:
Assumed public offering price per Common Share			US$
Historical net tangible book value per Common Share as of December 31, 2024	US$	(0.08)
Increase in as adjusted net tangible book value per Common Share attributable to the net proceeds from new investors	US$
As adjusted net tangible book value per Common Share after this offering			US$
Dilution per Common Share to new investors participating in this offering			US$
If the Over-Allotment Option is exercised in full, the as adjusted net tangible book value will increase to US$      per Common Share, representing an immediate increase in as adjusted net tangible book value to existing shareholders of US$      per Common Share and an immediate dilution of US$      per Common Share to new investors participating in this offering.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.
The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A US$1.00 increase in the assumed public offering price of US$      to US$      per Common Share would increase our as adjusted net tangible book value after this offering by US$      per Common Share, and would increase dilution to new investors by US$      per Common Share. An increase of           in the number of Common Shares we are offering would increase our as adjusted net tangible book value after this offering by US$      per share, and would decrease dilution to new investors by US$      per Common Share, assuming the assumed public offering price per share remains the same.
The above discussion is based on 43,331,347 Common Shares issued and outstanding as of December 31, 2024, and excludes, as of that date, the following:
•
3,227,250 Common Shares issuable upon exercise of outstanding stock options, with a weighted average exercise price of C$1.29 per share, under our Omnibus Long-Term Incentive Plan, as amended;

•
20,074,968 Common Shares issuable upon exercise of outstanding warrants, with a weighted average exercise price of C$1.22 per share; and

•
536,325 Common Shares issuable upon exercise of outstanding restricted share units.

To the extent that convertible and exercisable securities discussed above have been or may be converted or exercised or we issue other common shares or securities convertible or exercisable into common shares, investors purchasing securities in this offering may experience further dilution.

BUSINESS
Company Overview
The Company is an emerging leader in AI-based contactless security technology for detecting concealed metallic and non-metallic weapons and threats. Our mission is protecting communities and preserving peace of mind through superior security detection solutions, while simultaneously increasing ease of travel and convenience for security at major checkpoints. In furtherance of this mission, we offer two separate security screening solutions: our HEXWAVE™ system and our HD-AIT Upgrade Kit.
HEXWAVE™
Our flagship HEXWAVE™ system uses MMW, advanced 3D imaging, and AI to detect concealed metallic and non-metallic weapons, including traditional metallic guns and knives as well as more novel threats such as liquid, plastic, and powder explosives, 3D printed guns, and other prohibited items — without having to remove common items like cell phones or keys. The system allows for rapid, automated screening using a high throughput, contactless, walkthrough portal, alleviating many of the shortcomings of legacy metal detector-based screening processes. We believe HEXWAVE™ can empower gathering spaces to address the chronic epidemic of mass shootings and terrorist attacks, as well as emerging risks such as 3D printed weapons, in a cost-effective manner while improving the visitor experience. We believe the most promising market opportunities for HEXWAVE™ are certain verticals in the urban security market and in aviation employee screening. For a description of the HEXWAVE™ system, including the AI technology it incorporates, see “— Our Products — HEXWAVE™.”
HEXWAVE™’s contactless, 3D-imaging and AI-enabled screening technology represents a new generation of technology for our target urban security and aviation employee screening markets which, according to our estimates, is currently a US$12 billion market opportunity. These markets are based primarily on legacy metal detectors and inefficient processes. This legacy approach presents numerous operational problems and hidden costs, including frequent false alarms caused by the inability to distinguish between dangerous weapons and harmless items. Persistent false alarms often require visitors to undergo a cumbersome resolution process, including emptying of pockets and pat downs that are error-prone, labor and cost-intensive, intrusive, and unpleasant. This also creates long wait times, dangerous crowding, and numerous opportunities for weapons to slip through undetected. The net result is less effective security, unhappy visitors, and stressful working conditions for employees, many of whom may be hire-for-the-day contractors. As a result, venues and facilities in the urban security market generally have faced a choice between operating largely unprotected against random acts of violence (i.e., without security screening) or using systems that significantly impede the flow of customers into and within business facilities.
However, we believe that the frequency and magnitude of violent attacks in urban security market venues is causing both businesses and governments to rethink how to implement more proactive measures, creating a market-driven need for effective, efficient and non-invasive security detection that can be broadly deployed across public and private facilities.
Unlike traditional walk-through metal detectors, HEXWAVE™ uses advanced sensors, 3D image reconstruction and AI software to reliably detect dangerous weapons while ignoring harmless items like keys, wallets, cell phones and jackets. This means that visitors can walk through HEXWAVE™ without stopping, without removing items from their pockets. HEXWAVE™ significantly reduces the number of false alarms, allowing security staff to focus their attention on high probability threats and increase customer throughput. As a result, we believe that we are well-positioned to become a market leader in the rapidly growing market for next-generation urban security screening technologies. For a description of our HEXWAVE™ system, see “— Our Products — HEXWAVE™.”
HD-AIT Upgrade Kit
Our HD-AIT Upgrade Kit is being developed pursuant to contracts awarded by the TSA to create a solution to aging HD-AIT systems currently in use in airports throughout North America and also can be implemented to upgrade HD-AIT systems around the globe. The TSA plans to upgrade over 1,000 body scanners installed at U.S. airports over the next five years, which we believe creates a near-term market opportunity representing approximately US$100 million of potential revenue. For a description of the HD-AIT Upgrade Kit, see “— Our Products — HD-AIT Upgrade Kit.”
Industry Background
Urban Security Market and Aviation Worker Screening (HEXWAVE™ Product)
Legacy Security Screening Systems
We believe that legacy security screening systems generally have been designed based on a limited number of use cases — for example, airports, courthouses and prisons — using antiquated technology and based on the assumption that weapons will be made of or contain metal. The specialized facilities in which security screening has predominantly been deployed often are required by law to meet specific screening regulations using products built to meet technical standards designed for these environments. Many of these standards and regulations were designed in the pre-digital era of the last century.
The legacy security screening systems developed in this environment have not rapidly advanced to meet an evolving threat landscape that includes, for example, 3D printed guns and knives produced from plastics and non-metal composites, as well as non-metallic explosives. In addition, because the regulated facilities in which legacy security screening systems have been deployed, such as airports and prisons, usually have a local monopoly on the services they provide, they often have not been incentivized to prioritize visitor experience. As a result, we believe that legacy security screening systems are not well-suited to the current threat landscape or to environments where visitor experience is highly valued, such as schools, places of worship, shopping malls or sports and entertainment venues (where security screening often is not deployed). They also generally cannot be adapted for applications other than violence prevention, such as the detection of drugs, liquids, money, stolen goods or other non-metallic contraband.
Security screening at most venues and facilities has historically been designed around metal detectors that require visitors to enter in single-file lines after submitting their pocket contents to manual inspection. This process is usually supported by multiple security guards who perform manual inspections, hand wand scans, and hands-on body “pat downs” to resolve the large numbers of alarms, frequently false positives, generated by the metal detectors. This complex process has numerous shortcomings:
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Unadaptable and Limited to Metallic Threats.   Legacy metal detectors are not able to detect the growing array non-metallic threats, including 3D printed guns and knives produced from plastics and non-metal composites, as well as liquid, powder and plastic explosives/IEDs. These threats are becoming increasingly prevalent in today’s environment. More generally, legacy metal detectors cannot be adapted or customized to detect new types of physical threats or other contraband.

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False Alarm Fatigue.   Legacy metal detectors are not able to differentiate between weapons and harmless metallic items like cellular phones, keys, wallets and steel-toed boots. These items generate large numbers of false alarms. This problem can only be partially mitigated by emptying pockets and separately screening bags. High numbers of false alarms make it difficult for even experienced, well-trained security guards to stay vigilant with every visitor.

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Ambiguous Alarms.   When alarms occur, security guards may be confused about which visitor triggered the alarm. Even if guards correctly identify the visitor, they have no indication of where the potential threat is located on the visitor’s person. This ambiguity extends the duration, error potential, and risk level associated with manual searches to locate the threat.

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Frequent Human Error.   Legacy screening technology requires careful people flow orchestration and manual processes to avoid and/or resolve false alarms. There are many opportunities for even well-trained, highly motivated guards to become fatigued, or distracted, allowing weapons to slip through. Additionally, guards may be affected by unconscious bias that causes them to manually search some visitors more thoroughly than others, allowing weapons to enter undetected.

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Frustrating Delays.   Taking time to form single-file lines, wait their turn to enter, empty pockets, and resolve frequent false alarms creates frustrating delays for visitors at the precise moment when they should be feeling the exhilaration of arrival.

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Invasive Contact.   Waiting in large crowds, placing one’s personal items in communal bowls and having bags and bodies touched by strangers has never been something visitors want or expect during their arrival experience.

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High Labor Costs.   The intensively manual processes of legacy screening technology require large numbers of security staff. The only way to reduce wait times during peak arrival periods is to deploy equipment and guards up to the limit of what the physical space can accommodate, generating substantial variable labor expenses.

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Transient Security Staff.   Many venues have a core set of security professionals and managers on staff. For those venues which are event-based, they may hire security staff for each event. Recruiting and hiring security staff for each event can result in a wide variance in the skills and experience of staff conducting the screening.

In addition to the broader urban security market, the limitations of legacy security screening solutions combined with a lack of comprehensive regulations or legal requirements have led to inadequate screening of aviation workers (for example, airport vendor employees and maintenance technicians). Although aviation workers have broad access to security restricted areas, they generally are not subjected to the same level of screening as airline passengers. We estimate that approximately one million U.S. airline and cargo screening employees have unescorted access to security restricted areas, in addition to significant numbers of other aviation vendor employees such as workers at restaurants and convenience and gift shops. This creates significant “insider threat” — i.e., risk that aviation workers may bring contraband, especially non-metallic contraband such as explosives or drugs, into security restricted areas. Such contraband could be used by aviation workers to carry out an attack or passed to an airline passenger within the restricted area. However, in light of the number of workers who need to be screened and the limitations of legacy security screening systems, as well as modern HD-AIT screening systems (i.e., low throughput), regularly screening these workers with such systems could cause a significant burden. We believe that airports need modern equipment to address insider threats in an affordable and effective manner.
The historical emphasis on technical detection performance using outdated standards tested in isolation has drawn attention away from performance of the screening process as a whole system. As noted above, legacy screening technologies effectively detect metal, but they also generate numerous false alarms for harmless items. To bring down the false alarm rate, security teams proactively divert metal items away from the metal detectors into manual checking processes that are vulnerable to human error and may be defeated by a determined attacker. The result is a slow, frustrating process that introduces numerous potential points of failure. The root causes are outdated technical standards, antiquated technology, and the inability of humans to fully compensate for these deficiencies.
HEXWAVE™
Our HEXWAVE™ security screening technology overcomes the limitations of legacy security screening technology and processes by providing a range of benefits including:
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Adaptable Detection.   Our technology uses proven MMW technology for advanced detection of a range of threats, including traditional metallic guns and knives, as well as non-metallic weapons such as 3D-printed guns and knives and liquid, power and plastic explosives. We continuously optimize our deep learning AI algorithms so the HEXWAVE™ system can easily receive updates on the latest threats being used by bad actors. Algorithms also can be customized and trained for specific items of interest like drugs, alcohol, stolen merchandise or other contraband and immediately sent to the customer.

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Reliable Precision.   Our technology uses 3D radar imaging combined with artificial intelligence to reliably detect real threats and ignore harmless items as visitors walk through without the need to empty their pockets of common items like a cellphone, keys or wallet. This dramatically reduces the number of false alarms.

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Automated and Targeted.   As visitors pass through the HEXWAVE™ system, our technology provides security officers with an immediate and visible go/no-go decision for automatic threat detection. If a potential threat is detected, HEXWAVE™ alerts security officers to the specific location of the potential threat by means of a highlighted digital human avatar, so security guards know exactly where to look to resolve the alarm. This reduces the potential for human error and accelerates the resolution process.
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Increased Throughput.   Visitors pass through the HEXWAVE™ system at normal walking pace, in a continuous “S-curve” configuration. This configuration, combined with low false alarm rates, makes screening with our products up to twice as fast as old screening processes. In addition to improved visitor experience, faster throughput helps reduce the size of crowds in entry areas, which can be an attractive soft target for threat actors.

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Non-Invasive.   Visitors can pass through the HEXWAVE™ system without divesting items such as cellular phones, keys, wallets. Combined with fewer false alarms, this seamless, walk-through experience allows more visitors to enjoy the natural excitement and anticipation of the arrival experience with reduced crowding, waiting and touching.

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Improved Security Staff Experience.   Automated prompting of individuals who trigger an alert with a targeted human avatar image improves the ability of staff to identify the location on the individual for further security inspection.

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Cost Effective.   By significantly reducing the need for manual inspections to process false alarms, the HEXWAVE™ system allows a smaller number of guards to safely screen a larger number of visitors, resulting in savings of approximately 30% per shift at a checkpoint.

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Continuous Improvement.   Unlike analog alternatives, our products use artificial intelligence software to classify threats based on a large and growing digital data set that makes it possible to improve detection accuracy over time, adapt to new threats and customize detection capability for specific items.

Recent Market Entrants
In addition to legacy metal detector-based security screening systems, a number of companies have brought to market new security screening solutions that address a number of the shortcomings associated with legacy systems. Certain of these new solutions include systems that utilize AI in order to reduce false alarms and increase throughput. For a discussion of certain of these competitors and their security screening systems, see “— Competition.”
HD-AIT Upgrade Kit
Since 2010, the TSA has deployed more than 1,000 full-body HD-AIT security screening scanners in U.S. airports. These systems require airline passengers to step briefly into a transparent, upright cylinder, where two vertical antenna masts rapidly rotate around the passengers. The system utilizes a transceiver to scan over a two-dimensional aperture and mathematically reconstruct the data into a three-dimensional image of the person being screened. A computer processor then uses ATD algorithms to evaluate the resulting image and identify suspected threats for manual evaluation by TSA staff. The U.S. Department of Homeland Security’s (“DHS”) Science and Technology Directorate (“DHS S&T”) has announced a “Screening at Speed” program in order to develop the next generation of passenger screening to upgrade or replace the existing HD-AIT security screening scanners. DHS S&T has stated that it believes the benefits of these upgrades will include better threat detection, reduced false alarms, fewer pat-downs and decreased secondary screening. In addition, the higher-resolution data obtained from upgraded systems may allow passengers to keep on their light outerwear without having to remove these items of clothing. The S&T Screening at Speed program partnered with the Department of Energy Pacific Northwest National Laboratory (“PNNL”) to develop MMW, HD-AIT technology to implement desired upgrades, resulting in the development of a new stand-alone screening portal that may be used to replace existing checkpoint systems and an HD-AIT retrofit kit that can be used to quickly update existing passenger screening systems with the improved technology. We obtained a license from PNNL to commercialize this technology, the only such license granted to date. For more information on this license, see “— Our Products — Our Licenses — Battelle Memorial Institute / PNNL — Intellectual Property used in HD-AIT Upgrade Kit” below. The Company is currently in development of a HD-AIT Upgrade Kit that has been funded by the TSA for approximately US$6 million and was the only company to receive an award for the S&T Screening at Speed Program. The capability is based on Open Architecture Platform integrating TSA identified “best in class” partners for optimal performance targeted to meet the new classified detection standards issued by DHS.
Our Market Opportunity
HEXWAVE™
Urban Security Market
We believe that the current macro trends in firearms ownership, mass shootings and the proliferation of emerging risks such as 3D printed weapons suggest that the need for effective security screening processes is significant and will continue to grow for the foreseeable future.
The aggregate markets associated with the explosives and weapon detection market are expected to total over US$12 billion by 2025. The complexity of the urban security threat environment has dramatically changed over the last decade, requiring a more proactive approach to preventing violent attacks against communities. Since the September 11, 2001 terrorist attacks in the U.S., the air transportation community has effectively deployed a combination of detection technologies that are being consistently upgraded in an attempt produce products capable of detecting an array of rapidly evolving threats. Resulting detection solutions have focused largely on protecting access to aircraft systems in the form of gated or “point” solutions. In the commercial aviation context, the public is forced to tolerate the delays associated with such inspections due to the extreme risks that explosives or weapons can have on an aircraft and its passengers.
In contrast, venues and facilities in the urban security market generally have faced a choice between operating largely unprotected against random acts of violence (i.e., without security screening) or using systems that significantly impede the flow of customers into and within business facilities. However, we believe that the frequency and magnitude of violent attacks in urban security market venues is forcing both businesses and governments to rethink how to implement more proactive measures. According to the Gun Violence Archive, there were more than 500 mass shootings in the U.S. in 2024, up from 271 in 2014. In June 2024, the U.S. Federal Bureau of Investigation (“FBI”) released its report “2023 Active Shooter Incidents in the United States.” In its report, the FBI designated 48 shootings as active shooter incidents. Although incidents decreased by 4% from 2022 (50 incidents), the number of active shooter incidents increased 60% since 2019 (30 incidents). The 48 active shooter incidents in 2023 occurred in 26 states and represent five categories, including open space, commerce, education, health care, and residence. The FBI designated 229 active shooter incidents from 2019 to 2023. This represents an 89% increase in active shooter incidents (121) from the previous five-year period (2014-2018). The 229 active shooter incidents from 2019 to 2023 occurred in 44 states and the District of Columbia and represent seven location categories including commerce, open space, education, government, residence, health care, and house of worship. We believe the market for countermeasures is growing as a result of these trends, creating a market-driven need for security detection that can be broadly deployed across nearly all public and private facilities. The base requirements for such systems are that they be both highly accurate and nonintrusive to our daily lives.
The current alternatives in the U.S. security screening market are typically restricted to:
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Solutions principally focusing on metal threats, therefore non-metal threats can potentially go undetected;

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Airport solutions which are not well suited to be used across other verticals because they do not enable the requisite throughput;

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Solutions that offer limited outdoor application and therefore hinder the capability of providing a layered defense for proactive threat detection;

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Solutions requiring large, dedicated areas or space versus integration into existing infrastructure; and/or

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Solutions with limited capability for integration into existing security systems command and control.

We believe that our current primary market opportunity is for threat detection screening in the following four vertical urban security markets (listed in order of priority):
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Correctional Facilities/Prisons — Screening for non-metallics including weapons, drugs, money, cigarettes, contraband;

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Areas necessitating secured perimeters and secured buildings, such as corporate campuses, national laboratories or government buildings;

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Public venues, such as stadiums (focused on employee and VIP screening), malls and outdoor events/festivals; and

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Transportation hubs, such as airports (curb to passenger gate), rail, cruise lines and bus stations.

Most venues and facilities in our target segments do not fall under regulations or mandates that require the adoption of security screening systems that conform to specific standards. We estimate that, of the US$11 billion market described above, such unregulated facilities represent over 60% of the total worldwide market opportunity for security screening technology and represent a large opportunity for rapid adoption of our innovative weapon screening products.
Aviation Worker Screening Market
In addition to the broader urban security market described above, we have a tailored opportunity to provide advanced security screening solutions in the U.S. aviation worker screening market. As noted above, in U.S. airports, insider threat poses a real risk, with the potential for employees to exploit secure access and insider knowledge to smuggle contraband and weapons into secured locations. In 2023, the TSA issued a mandate called “TSA-NA-23-02,” which required airports to begin conducting random physical screenings of aviation workers entering certain terminal access points, starting in late September 2023. The mandate also required airports to issue an Aviation Workers Screening Assessment by June 2024 and an Explosive Detection Screening Equipment (“EDSE”) Plan due to be submitted to airports’ Federal Security Director for approval in October 2024. Under the TSA’s mandate, airports’ EDSEs must be capable of detecting the presence of explosives carried on the person, in outer coats and jackets and prevent the introduction of unauthorized weapons, explosives, and incendiaries into a secured area. The deadline for airports to implement their EDSE plan is April 2026. Under the mandate, airports themselves — rather than the TSA — are required to implement the requisite aviation worker screening protocols. A group of municipalities and airports has challenged this TSA mandate, arguing that the U.S. federal government lacks authority to command state and local governments to enforce federal regulations. As of the date of this prospectus, this case (City of Billings, et al. v. Transportation Security Administration et al.) is pending in the U.S. Court of Appeals for the D.C. Circuit (case no. 23-1290) and it is uncertain whether the TSA’s mandate will be upheld.
Based on certain assumptions regarding the number of airports covered by the TSA’s mandate, average operating time and average number of screening systems per airport, we estimate that airports will require over 500 new screening systems in order to comply with the TSA’s mandate. We believe that we are positioned to capture a significant portion of this market, representing an opportunity for approximately US$50 million in revenue over the next two years.
HD-AIT Upgrade Kit
As described above under “— Industry Background — HD-AIT Upgrade Kit,” the TSA is expected to upgrade over 1,000 existing HD-AIT security screening scanners over the next five years. As a result of our license from PNNL to commercialize the technology that PNNL developed in partnership with DHS S&T, and our track record of receiving grants and collaborating successfully with the TSA, we believe that our HD-AIT Upgrade Kit is very well positioned to fill most or all of this demand, representing an opportunity for approximately US$100 million in revenue over the life of the upgrades.
In addition to legacy HD-AIT security screening scanners that will be upgraded in the U.S., we estimate that European Union airports currently have approximately 1,300 legacy HD-AIT security screening scanners, while airports located in Asia and other countries have at least 800 such systems deployed.

We believe that our HD-AIT Upgrade Kit is compatible and can be used with all of these systems, and we expect for there to be pressure to upgrade these systems as a result of (1) expected higher European Union airport threat detection standards coming into effect (EU STD 2.1 and 3.1), which are expected to require improved MMW imagery comparable to that required by DHS when migrating to new higher detection standards in connection with detection of smaller threats than currently possible with currently deployed legacy security screening scanners and (2) increased expectations for higher throughput per system to account for expected growth in air passenger traffic over the next five years. The applicable certification standards for HD-AIT security screening systems in the U.S. and Europe are classified but will require expanded threat detection capability, by size and region, lower false alarm rates, and certain minimum processing time and throughput requirements. Based on early testing , we believe that our HD-AIT Upgrade Kit will meet these standards and enable significantly higher throughput per system by lowering false alarm and passenger touch rates.
Outside of the aviation context, we believe that there are approximately 1,000 legacy AIT security screening scanners deployed at locations such as nuclear power plants, high-profile soft targets (for example, the 9/11 Ground Zero Museum) and government buildings (such as the U.S. Capitol, courthouses and other facilities). Although at present there is no regulatory mandate to update the security screening scanners at such facilities, we believe that there will be strong market demand from these facilities for our HD-AIT Upgrade Kit once approved and deployed at US airports.
Our Growth Strategy
The key elements of our growth strategy within our target market include the following:
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Develop Initial Customer Successes in Specific Target Metropolitan Areas

Decision-makers at our prospective customers are often professionally connected to decision-makers at other prospective customers in different vertical industries within a specific target metropolitan area. We have established a successful pattern of targeting and winning first adopter customers in specific vertical industries and then leveraging that success to solicit referrals at other venues and facilities across the metropolitan area in other vertical industries. We have developed a playbook for executing this pattern through orchestration of our direct sales resources and channel partners in a manner that we believe will continue to scale as we develop the available market.
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Expand and Activate Our Distribution Channels

We have a global distribution network based on certain exclusive and non-exclusive distributor relationships with Rapiscan Systems, Inc. (“Rapiscan”), Viken Detection Corp. (“Viken”), K2 Security Screening Group and GRASP-Innovations Netherlands, among others that we continue to sign up. Viken is an investor in Liberty. These distributors are currently actively cultivating sales opportunities in approximately 20 U.S. states and more than five countries around the world. We also previously engaged The Chertoff Group to provide strategic advisory services in connection with our efforts to pursue growth opportunities in the U.S. government (including the TSA) and adjacent market. We recently added Isotec Security Inc. to our distributor network, and we intend to continue to develop our distribution network by adding further geographic coverage and sales capacity. We plan to continue to cultivate field level collaboration between our direct sales team and our distributors to develop the ability of the distributors to find, develop, close, and service customers independently.
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Concentrate Marketing and Sales Effort in Specific Target Accounts in Specific Vertical Industries

Through our experience to date we have developed a proprietary list of target vertical industries, developed a list of target accounts within those industries, and identified target decision-makers in our target accounts. We believe that our target account list represents the best immediate growth opportunities for our business. Over time, we plan to adjust our target account list to reflect current market conditions and the capabilities of our products. We plan to continue to execute advertising, content marketing, lead generation, trade shows, in-house demonstrations and sales development activities to our target account list to create qualified sales opportunities.

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Promote Awareness by Gathering and Leveraging Our Customer Community

We believe that we can successfully seek referrals from existing customers and partners to other prospective qualified customers, sell additional capacity to existing customers and sell new add-on software enhancements and services to existing customers. We are continuing to develop and expand our customer success function within the global revenue organization to focus on helping customers successfully deploy our products and cultivate referrals, expansion, and upsell opportunities. Our buyers are naturally collaborative on security best practices due to their vested interest in collective deterrence and the likelihood that any security event will have a negative collective impact at the metropolitan, regional or industry level.
Our Competitive Strengths
We are an innovator in the security screening industry with a mission of protecting communities and preserving peace of mind through superior security detection solutions. We believe our collective expertise coupled with the following competitive strengths will allow us to establish a leadership position in next-generation security screening and expand our market opportunity:
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Superior Detection Effectiveness of Metallic and Non-Metallic Threats Based on Artificial Intelligence Software

We believe that real-world screening operations based on our products detect more actual weapon threats with fewer false alarms than similar screening operations based on old walk-through metal detectors. HEXWAVE™’s Automated Threat Detection using AI and deep learning interprets the high volume of data and 3D radar images produced by the antenna array and receiver to determine whether there is a threat item concealed on a person. Our AI and deep learning algorithm have been developed by our team of industry experts, who have previously and successfully brought to market industry-leading AI algorithms and products used in the aviation security screening market. The Company has acquired over 2.5 million individual image frames, captured from over 12,000 scans of live mock passengers using the HEXWAVE™ system, to create the existing data set enabling the training of large AI models and enhancing detection performance. This data set continues to grow as our products are deployed in more venues and facilities. As a result, HEXWAVE™ is able to accurately identify both metallic and non-metallic concealed weapons or threat objects on a person. This detection capability is critical in an environment of constantly evolving threats, which include liquid, powder, and plastic explosives, 3D printed guns, ceramic knives and ghost guns, among other threats, clearing the path to meet and exceed robust detection and screening performance requirements across multiple markets. The ability to detect both metallic and non-metallic threats is extremely limited in the urban security market today.
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Mobility and Flexibility Enabling a Layered Security Screening Approach.

HEXWAVE™’s mobility and flexibility allow customers to rapidly deploy in multiple locations indoors and outdoors as needed for their security screening requirements and as a layered security screening approach. HEXWAVE™’s stand-alone three-dimensional image capture and antenna array architecture enables a standard portal configuration to an arrayed kiosk arrangement for scanning pedestrians as they move through a pre-screening area. The mobile and indoors/outdoors features of HEXWAVE™ are central to its operational agility to be deployed across a security detection space. These capabilities provide the means for a “layered defense” across the full spectrum of urban security environments with a modular configuration that can be deployed across the full market space.
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High Screening Throughput

Our detection methodology results in fewer false alarms and allows visitors to walk through the system at normal pace, without emptying their pockets. The overall result is screening that is up to twice as fast as legacy screening processes. The result is a visitor experience that is more similar to walking through a shoplifting prevention system at a department store than an airport security checkpoint.
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Significant Cost Savings

Because our technology generates so few false alarms and scans visitors more quickly than legacy metal detector systems, far fewer security guards and equipment is required. The total cost per visitor scanned is up to 30% lower with our products, allowing venues to reduce overall operational costs and making security screening financially feasible at more venues and events.
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Key Strategic Global Partners

We have signed global strategic partnership agreements with Rapiscan and Viken. Each of these strategic partners has a globally recognized brand, a large global distribution network, global systems integration and support capabilities, and global customer networks full of potential prospects for our contactless security screening solutions. Viken is also an investor in Liberty. We believe that these strategic partners will provide us with significant leverage and global reach that will allow us to rapidly scale our business and guide customers to success.
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Visionary and Experienced Management Team

Our management team brings significant security industry relationships and expertise working with the development of security related technologies, specifically MMW applications which encompass HEXWAVE™ and HD-AIT Upgrade Kit. This includes industry experts on 3D imaging capability and algorithm development for the automatic detection of threats vs. non-threats, as well as experience leading the development of ground-breaking sensing products for the military, medical, industrial, and commercial markets, including body scanners that can be seen deployed across most United States and European Union airport checkpoints.
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Self-Reinforcing Adoption Cycle

We believe that as we acquire more customers and deploy more of our products, we gather more digital data that helps us improve the detection accuracy and performance of our systems. As the accuracy of our systems increases, we believe more prospective customers will be attracted to our products and more engaged prospects will choose to purchase our products. We anticipate that this cycle will continue to operate in the future, creating ongoing competitive advantages for us and for our distributor partners.
Our Products
We provide security solutions for concealed threat detection in high volume foot traffic areas. We currently offer two next generation security technologies:
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Our flagship HEXWAVE™ product is a walk-through security portal designed to provide discrete, modular and scalable protection to provide layered, stand-off detection capability, providing a means to proactively counter evolving threats in aviation employee and urban security environments. The integrated active 3D imaging sensor using proven MMW technology and Automatic Threat Detection using AI is designed to detect both metallic and non-metallic firearms, knives, explosives and other threats and contraband.

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Our High-Definition Advanced Imaging Technology TSA Upgrade Kit is being developed pursuant to contracts awarded by the TSA to create a solution to aging HD-AIT systems currently in use in airports throughout North America and also can be implemented to upgrade HD-AIT systems around the globe. Both our flagship HEXWAVE™ product and our HD-AIT Upgrade Kit depend on critical patented technology and processes that we have licensed from third parties. See “— Our Licenses” below for more information.

HEXWAVE™
HEXWAVE™
Our flagship product is HEXWAVE™, a walk-through security portal designed to provide discrete, modular and scalable protection to provide layered, stand-off detection capability, providing a means to proactively counter evolving threats in aviation employee and urban security environments. The integrated active 3D imaging sensor using proven MMW technology and Automatic Threat Detection using AI is designed to detect both metallic and non-metallic firearms, knives, explosives and other threats. In addition, HEXWAVE™’s AI algorithms can be customized and trained for specific items of interest like drugs, alcohol, stolen merchandise or other contraband and immediately sent to the customer. HEXWAVE™ supports a maximum screening throughput of 700 people per hour. HEXWAVE™ became commercially available in October 2023.
HEXWAVE™ sends low power signal to capture reflected data used to create real time 3D images which can detect weapons through clothing. Images are never stored or presented to an operator. If a threat is detected, the location of the threat is identified on a mannequin like image (see below) for improved alarm resolution. The active microwave imaging technology uses deep learning algorithms to identify metal and non-metal threats. The technology can be used in both indoor and outdoor applications in a modular form that enables it to be easily scalable to a stand-off, layered mode for virtually any facility that has defined entrances and controlled perimeters. Further, the architecture of the technology makes it suitable for deployment across ultra-wide band frequencies, enabling it to be adaptable to international regulatory environments. Because HEXWAVE™ emits radio frequency energy, FCC certification is required to market and sell HEXWAVE in the U.S. We received FCC certification for HEXWAVE™ in the U.S. and Canada in February and April 2024, respectively.

Security Personnel Interface Showing Threat Detected
A high-level overview of how HEXWAVE™ functions is described below in the figure below.
Simply stated, HEXWAVE™ consists of four principal subsystems that work together to create its threat detection platform:
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First, the Antenna Array and Transceiver emits a form of safe low energy into a detection space and captures the reflection of that energy;

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Secondly, the 3D Radar Image Generation converts the captured data into 3D image of the target area in real time;

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The third subsystem is the Automated Threat Detection using AI and deep learning that interprets the high volume of data and 3D radar images determine whether there is a threat item within the detection space; and

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The fourth subsystem is Smart IoT Functionality, which communicates the decision produced in the third subsystem to existing security screening infrastructure and personnel.

The AI and deep learning systems used in HEXWAVE™’s third subsystem are our proprietary are closed-source algorithm models, which are built on leading industry standard open-source libraries (i.e., transformers) used by AI product industry leaders. Our AI algorithms were customized to enable ultra-fast execution of ATD in “real time.” Our AI algorithms were developed by our team of industry experts, who have previously and successfully brought to market industry-leading AI algorithms used in the aviation security screening market. The AI algorithms have been trained on a data set comprising over 2.5 million individual image frames, captured from over 12,000 scans of live mock passengers using the HEXWAVE™ system. These mock passengers are chosen to produce a carefully selected distribution of body types and genders that represent the cross-section and variety of body types that are seen in actual screening environments. In these trials, each mock passenger conceals one of a large variety of simulated metallic and non-metallic threats (e.g. guns, knives, explosives, flares, etc.) over various parts of their bodies as required by a particular threat detection application (e.g., airports, court houses, etc.). Each millimeter wave scan generated by the passenger as he or she walks through the system (captured at 20 times per second) is marked over the location of the threat and input into the training model. After the model is trained with at least 10,000 scans, it is subjected to a threat detection validation process, in which a smaller test set is generated, typically with 300 to 600 unmarked image scans from a distribution of mock passengers with various threats concealed in different places on the body. Models used in the test set are not included in the training set in order to provide a more accurate prediction of performance in actual screening environments. These test scans are fed into the algorithm to provide threat detection prediction on locations of the body, and humans score the AI predicted detection and location as compared to the actual threat type and location, if any, for each test scan. The overall detection performance and false alarms are recorded. Our data set continues to grow as our products are deployed in more venues and facilities, and as we continue to conduct additional trials. The AI and deep learning systems analyze MMW images generated for people walking through the HEXWAVE™ system at a rate of 20 times per second, similar to how a high-speed camera would track a walking person. This enables people to be screened at normal walking speeds. The AI algorithm predicts the presence and location of the threat by placing a rectangle representing the size and location of the detected threat over the location on the image where the algorithm determined the threat is concealed. This is an on-going process with trials occurring on a monthly basis and software updates issued on a quarterly basis (or sooner as may be required by customer installations).
The radar energy emitted by the Antenna Array and Transceiver is safe for use on humans, emitting at an average transmit power level approximately 10,000 times lower than Wi-Fi systems used in many homes. Further, HEXWAVE™ does not gather or use any personally identifiable information, as only the AI programming utilizes the images and 3D data.
HD-AIT Upgrade Kit
(Liberty upgrade integrates into existing TSA AIT screening devices)
HD-AIT Upgrade Kit
Our HD-AIT Upgrade Kit is being developed pursuant to contracts awarded by the TSA to create a solution to aging HD-AIT systems currently in use in airports throughout North America and also can be implemented to upgrade HD-AIT systems around the globe. The HD-AIT Upgrade Kit uses MMW, high-definition imaging and will incorporate AI to produce greater detection capabilities (including detection of new and emerging threats) and lower false alarm rates for a better passenger experience. The AI used in connection with the HD-AIT Upgrade Kit will be supplied by up to three TSA-approved vendors (not including Liberty) chosen by TSA as part of its Open Architecture program. These vendors do not produce any HD-AIT hardware systems. All AI vendor algorithms will be trained by threat example scans produced by legacy HD-AIT systems incorporating our HD-AIT Upgrade Kit prior to receipt of TSA certification.
The HD-AIT Upgrade Kit is designed to enhance the capabilities of existing TSA AIT screening devices using open architecture, allowing the use of third-party hardware and software components. According to the TSA, open architecture is a technology-design approach for software and hardware that uses widely accepted standards to ensure interoperability across tools and platforms regardless of the technology designer, manufacturer, or supplier. Out HD-AIT Upgrade kit meets new detection standards issued by the U.S. Department of Homeland Security. In January 2025, we received formal waiver authorization approval from the FCC. In June 2025, we will submit the system to provide the test data for the full authorization enabling us to market and deliver the HD-AIT Upgrade Kit in compliance with FCC rules and regulations applicable to the marketing of radio frequency devices. We expect to deliver our first HD-AIT Upgrade Kit to the TSA in May 2025 to begin the evaluation and certification process and expect sales to grow substantially in 2026 and 2027.
Revenue Model
We sell our HEXWAVE™ products under a purchase agreement (product sale where title transfers to the customer) by which the customer agrees to pay a one-time upfront fee for the equipment, and we expect to sell our HD-AIT Upgrade Kit products primarily under this type of arrangement. In addition, purchasers of our HEXWAVE™ scanners may purchase a subscription for software operating system and standard AI algorithm updates. The subscription service is typically offered for a period of five years and may be paid in advance or on an annual basis. In addition, the Company offers an annual maintenance and support service plan to repair any faulty or damaged parts on the HEXWAVE™ following a one-year warranty on the product. To date, substantially all purchasers of HEXWAVE™ scanners also have purchased this maintenance and AI subscription. In addition, the Company, in partnership with Amsource Capital, is now offering flexible leasing options for HEXWAVE™ of up to seven years with monthly payment options.
Our Licenses
Massachusetts Institute of Technology — Intellectual Property used in HEXWAVE™
Through LDT U.S., we have entered into agreements with the Massachusetts Institute of Technology (“MIT”) and MIT’s Lincoln Laboratory (“MIT LL”), including an Exclusive Patent License Agreement between MIT and LDT U.S., dated September 10, 2018 (as amended from time to time, the “MIT License Agreement”), a Technology Transfer Agreement between LDT U.S., MIT and MIT LL, effective August 24, 2018 (the “Technology Transfer Agreement”), and a Cooperative Research and Development Agreement between LDT, MIT and MIT LL, dated as of December 21, 2018 (“CRADA”), such agreements providing LDT U.S. with an exclusive license for patents, design assets and MIT LL technical expertise related to active 3D imaging technology that are the core technology behind our HEXWAVE™ product. The obligations under the Technology Transfer Agreement and the CRADA have now been completed. Liberty may consider extending the CRADA (and therefore changing its scope) if it determines that additional MIT LL technical expertise related to active three-dimensional imaging technology is required.
Pursuant to the MIT License Agreement, LDT has been granted the exclusive rights to MIT’s patent in “multistatic sparse array topology for FFT-based field imaging” (MIT Case No. l 8409L) (the “MIT Patent”), which is utilized in the video rate millimeter wave image reconstruction process allowing for detection with continuous motion. Subject to our compliance with its terms and the satisfaction of certain conditions, the MIT License Agreement will remain in effect until the expiration of the MIT Patent in December 2035. Pursuant to the MIT License, we have made the following license maintenance payments to MIT (in addition to patent filing costs an annual maintenance fee): US$20,000 in 2019; US$50,000 in 2020; US$60,000 in

2021; US$100,000 in 2022; US$nil in 2023; US$40,000 in 2024 (payable); and US$200,000 in 2025 (payable). Beginning in 2026 and each year thereafter, we will be required to pay MIT an annual maintenance fee of US$350,000. In addition, we are required to pay MIT a royalty of 5.7% of all “net sales” of HEXWAVE™ products and services (including sales of scanners, maintenance and AI subscriptions and implementation services). Under the MIT License, “net sales” is defined as the gross amount billed by us (or our affiliates, agents or distributors) for a product or service, less: (i) customary trade, quantity or cash discounts, (ii) amounts repaid or credited by reason of rejection or return, (iii) certain taxes or governmental charges paid by us or on our behalf and (iv) certain transportation costs prepaid or allowed and costs of insurance in transit. Annual maintenance fees are applied to royalty payments due from us to MIT in the respective calendar year. During the year ended December 31, 2024, we accrued US$105,993 of royalty payments to MIT, and, as of June 2, 2025, we have accrued of US$31,350 of royalty payments to MIT, with a minimum maintenance fee of US$200,000 due for 2025. The royalties paid will offset the minimum maintenance fee due each year.
The MIT License Agreement also requires us to achieve certain milestones. On certain occasions, we and MIT have postponed the deadlines for achievement of certain of these milestones by executing amendments to the MIT License Agreement. As of the date of this prospectus, we had achieved all milestones that we are required to achieve, except that we must achieve annual “net sales” (as defined in the MIT License Agreement and described above) of HEXWAVE™ products and services as follows: US$5,000,000 in 2025; US$10,000,000 in 2026; US$15,000,000 in 2027; US$20,000,000 in 2028; and US$25,000,000 in 2029 and every calendar year thereafter.
In the event MIT determines that we (or any of our affiliates) has not fulfilled our obligations under the MIT License Agreement, it will provide us written notice of such determination, upon which we and MIT will confer to attempt in good faith to resolve the issue. If, within 60 days of our receipt of such notice from MIT, we have not either fulfilled the relevant obligation or agreed with MIT upon a mutually acceptable schedule of revised obligations, MIT has the right to terminate the MIT License Agreement. As of the date of this prospectus, we are not in default of any obligations under the MIT License Agreement.
Battelle Memorial Institute / PNNL — Intellectual Property used in HD-AIT Upgrade Kit
Through DD U.S., we have entered into a License Agreement between DD U.S. and Battelle Memorial Institute (“Battelle”) (which operates the PNNL), dated March 22, 2021 (as amended from time to time, the “Battelle License Agreement”), to license the millimeter wave-based, HD-AIT body scanner technology that is the core technology behind our HD-AIT Upgrade Kit product. Subject to our compliance with its terms and the satisfaction of certain conditions, the Battelle License Agreement provides DD U.S. with non-exclusive license for the life of the patents. The patents licensed to DD U.S. by Battelle have expirations dates ranging from 2042-2043. As consideration for the Battelle License Agreement, DD U.S. paid Battelle US$60,000 in initial licensing fees in 2021, in addition to US$50,000 for past patenting expenses. We also are required to reimburse Battelle for certain ongoing patenting expenses.
Under the Battelle License Agreement, the DD U.S. is required to pay Battelle a royalty of 5% of “net sales” of HD-AIT Upgrade Kit products and services and 25% of any sublicensing revenues (if sublicensing is permitted). As of the date of this prospectus, we have not entered into, and have no plans to enter into, any arrangements that would result in sublicensing revenues. Under the Battelle License Agreement “net sales” is defined as any and all forms of consideration received by us for the sale, lease, rental, transfer, provision or other disposition of HD-AIT Upgrade Kit products or services less: (i) customary trade, quantity or cash discounts, (ii) amounts repaid or credited by reason of rejection or return, (iii) certain taxes or governmental charges paid by us or on our behalf and (iv) certain outbound transportation costs prepaid or allowed and costs of insurance in transit. No royalties are payable to Battelle for the use of any patents subject to the Battelle License Agreement on behalf of the U.S. government for which the U.S. government has a royalty-free right to use such patent. During the year ended December 31, 2024, we accrued no royalty payments to Battelle, and, as of the date of this prospectus, no royalty payments to Battelle are accrued. Under the Battelle License Agreement, we are required to make annual minimum royalty payments, even if we do not have any sales of licensed products or services. For the years 2021 through 2024, we paid a combined minimum royalty payments of US$350,000. In 2025 and each year thereafter, we are required to pay a minimum annual royalty of US$200,000. These royalties have been accrued for 2025. If the actual royalties we pay to Battelle in a given year meet exceed US$200,000, then the minimum annual royalty requirement is satisfied; however, if such actual royalty payments in a given year are less than US$200,000, we are required to pay to Battelle an amount equal to US$200,000 minus such actual royalties paid.
The Battelle License Agreement also requires us to achieve certain milestones. From time to time, we and Battelle have agreed to extend certain milestone deadlines through amendments to the Battelle License Agreement. The Company is currently in discussions with Batelle to update the timeline for milestone deadlines. As of the date of this prospectus, we have met all milestones required to date. We are in active discussions and planning for future development activities, including the design and critical design review (CDR) process to integrate the licensed shoe-scanner technology into the HD-AIT platform. The timing of this milestone will be aligned with internal development schedules and is dependent, in part, on anticipated government funding, which is expected to be finalized in the near to medium term.
As it relates to the shoe-scanner technology, if we breach any of our obligations under the Battelle License Agreement (other than the CDR Requirement) and do not remedy such breach in full within 60 days after receiving notice thereof from Battelle, then Battelle is entitled to terminate the Battelle License Agreement. If we breach the CDR Requirement, then we will not have an opportunity to remedy such breach, and Battelle will be entitled to terminate the Battelle license effective immediately.
Our Customers
We began selling our HEXWAVE™ units in 2023. Since that time, our principal categories of customers have included regional airports, courthouses and correctional facilities, universities and research laboratories. As discussed under “— Our Market Opportunity” above, we believe that the HEXWAVE™ system will appeal to a wide array of customers and expect that our customer base will diversity as we continue to advance our marketing and sales efforts.
We expect to begin sales of our HD-AIT Upgrade Kit in the fourth quarter of 2025 and initially expect the TSA to be our principal customer for this product. After the HD-AIT Upgrade Kit is delivered in the U.S., we believe that, over time, we can successfully market this product to airports in the European Union and Asia, as well as non-aviation customers such as government building and high-profile soft targets that employ legacy HD-AIT security screening systems in the U.S. and abroad.
Research and Development
We believe that the urban security screening market is poised for rapid technological advancements across software, cloud services, and sensors. We invest significant resources into ongoing research and development programs because we believe our ability to grow our market position depends, in part, on breakthrough technologies that offer a unique value proposition for our customers and differentiation versus our competitors. Our research and development team, which is responsible for both the development of new products and improvements to our existing product portfolio, consists of talented and dedicated engineers, technicians, scientists, and other professionals. Our primary areas of focus in research and development include, but are not limited to:
1.
Continued improvement of the detection algorithm performance including assessing the ability to detect new threats;

2.
Integration of complementary technologies to broaden the performance capabilities for certain market verticals (e.g. biometrics, access control, and metal detection);

3.
New MMW architecture designed to achieve radical cost reduction and penetrate budget-constrained markets; and

4.
Development and integration of a shoe screener capability into existing body scanners at U.S. airports.

Sales and Marketing
We sell our security products and solutions through both our own direct and contracted sales force and through key North American and South American distributors (Isotec Security, Viken, and K2 Security

Screening Group). Our international distribution network is run exclusively by Rapiscan. Our distributors resell our products to our customers, for whom they are also responsible for performing installation, systems integration, and local support and maintenance services, with backup technical support services provided by our internal support team. Many resellers have an existing customer base that offer third-party physical security products including x-ray machines, cameras, access control systems, and video monitoring systems in their respective territories and regions, which provides an opportunity to cross-sell our contactless security screening products. To augment the reach of our distribution network, we also intend to grow our direct sales efforts focused primarily on serving major vertical markets and expanding our footprint.
Our sales and marketing team strategies are focused on helping to accelerate sales growth by (i) driving market awareness, (ii) developing comprehensive sales and marketing content, tools, and campaigns for each stage of the sales process and (iii) scaling those campaigns via our global distribution network. Our security screening products, and our customers’ successes are identified and exposed through key government contracts and relationships at the TSA and airports that were early adopters of the technology. We also utilize public relations and communications efforts that span mainstream, business, and trade press across the security sector generally, social media and in key verticals such as government facilities (federal, state and local), airports and aviation worker screening, correctional institutions, and national laboratories. Our internal marketing team develops content in multiple formats and delivery methods to facilitate marketing campaigns and sales enablement.
Manufacturing and Suppliers
We currently source all components of HEXWAVE™ and our HD-AIT Upgrade Kit directly from suppliers out of our corporate headquarters in Wilmington, MA, where manufacturing for both product lines currently takes place. We expect demand for both product lines to increase in the near term and, as a result, we are currently exploring options to use one or more domestic contract manufacturing partners to assemble sub-modules and assemblies, in which case final integration and testing of our products would continue to occur at our corporate headquarters.
Key Strategic Global Partners
Liberty is party to (i) an Exclusive Distribution Agreement dated as of November 5, 2023 with Rapiscan (the “Rapiscan Agreement”), (ii) an Exclusive Distribution Agreement dated as of January 26, 2024 with Viken (the “Viken Agreement”) and (iii) a Distribution Agreement dated as of July 26, 2023, with K2 Security Screening Group, a registered dba of K2 Construction Consultants, Inc. (“K2” and, such agreement, the “K2 Agreement”), among other distribution and similar arrangements. Viken also is an investor in Liberty.
Under the Rapiscan Agreement, Rapiscan serves as our distributor of both our HEXWAVE™ and HD-AIT Upgrade Kit products, and related parts, components and subassemblies, worldwide (excluding the United States, Canada, the Netherlands and Latin America) (the “Rapiscan Territory”) on an exclusive basis (even as to Liberty). Under the Rapiscan Agreement, Rapiscan is also the exclusive provider of certain services relating to the HEXWAVE™ and HD-AIT Upgrade Kit products (including installation, maintenance, repair, spare parts sale/supply, de-installation, system testing and operator training) in the Rapiscan Territory. The Rapiscan Agreement has a five-year term and automatically renews for one-year terms after the initial term. If either party provides notice of its intent not to renew at least 30 days prior to the expiration of the initial term or any renewal term, then the Rapiscan Agreement will terminate on the expiration of the then-current term. The Rapiscan Agreement provides for termination by the parties as follows: (i) Rapiscan can terminate Rapiscan Agreement upon 180 days’ written notice with or without cause, (ii) we can terminate the Rapiscan Agreement during the third year of the initial term, upon 180 days’ written notice, if Rapiscan has not ordered at least 25 HEXWAXE systems by the end of the second year of the initial term and (iii) either party may terminate the Rapiscan Agreement upon 30 days’ written notice in the event that the other party is in material breach of the Rapiscan Agreement and fails to cure the breach within 30 days receipt of written notice. If we terminate the Rapiscan Agreement pursuant to our termination right described in clause (ii) of the preceding sentence, then we will be required to pay to Rapiscan five percent (5%) of our revenues generated from sales of HEXWAVE™ and HD-AIT Upgrade Kit units and related services sold within the Rapiscan Territory during the 24-month period immediately following the date on which such termination takes effect. For a period of 10 years following the non-renewal, expiration or termination of the Rapiscan Agreement, Rapiscan may continue to perform the services described above for all HEXWAVE™ and HD-AIT Upgrade Kit unites purchased by Rapiscan under the Rapiscan Agreement.
Under the Viken Agreement, Viken serves as our distributor of both our HEXWAVE™ and HD-AIT Upgrade Kit products, related annual maintenance and AI update subscriptions, and related parts, components and subassemblies, in the United States, Canada, and Latin America (the “Viken Territory”) on an exclusive basis (even as to Liberty). Under the Viken Agreement, Viken is also the exclusive provider of certain services relating to the HEXWAVE™ and HD-AIT Upgrade Kit products (including installation, maintenance, repair, spare parts sale/supply, de-installation, system testing and operator training) in the Viken Territory. The Viken Agreement has a five-year term and automatically renews for one-year terms after the initial term. If either party provides notice of its intent not to renew at least 30 days prior to the expiration of the initial term or any renewal term, then the Viken Agreement will terminate on the expiration of the then-current term. The Viken Agreement provides for termination by the parties as follows: (i) either party can terminate Viken Agreement upon 180 days’ written notice with or without cause, which notice may be sent no earlier than July 26, 2025 with respect to HEXWAVE™, and with respect to the HD-AIT Upgrade Kit, the one-year anniversary of Viken’s receipt of a delivery, purchase or task order for such product in a cumulative amount equal to the greater of 65 units and/or US$8 million (ii) we can terminate the Viken Agreement during the third year of the initial term, upon 180 days’ written notice, if Viken has not ordered at least 35 HEXWAXE systems by the end of the second year of the initial term and (iii) either party may terminate the Viken Agreement upon 30 days’ written notice in the event that the other party is in material breach of the Agreement and fails to cure the breach within 30 days receipt of written notice. For a period of 10 years following the non-renewal, expiration or termination of the Viken Agreement, Viken may continue to perform the services described above for all HEXWAVE™ and HD-AIT Upgrade Kit units purchased by Viken under the Viken Agreement.
Under the K2 Agreement, K2 serves as our distributor of our HEXWAVE™ product and related annual maintenance and AI update subscriptions in the U.S. transportation security market (the “K2 Territory”) on a non-exclusive basis. Under the K2 Detection Agreement, we may promote and sell the HEXWAVE™ system within the K2 Territory but may not compete directly with K2 Detection. Under the K2 Agreement, K2 is also authorized to provide certain services relating to the HEXWAVE™ products (including installation, break fix repairs and maintenance of systems sold by K2 (or if requested by Liberty)) in the K2 Territory. The initial term of the K2 Agreement expires on June 30, 2025 and will automatically renew for a one-year term after the initial term. The K2 Agreement provides for termination by the parties as follows: (i) either party may terminate the K2 Agreement upon 30 days’ written notice in the event that the other party is in material breach of the K2 Agreement and fails to cure the breach within 30 days receipt of written notice, (ii) either party may terminate the K2 Agreement upon notice to the other party upon the occurrence of certain events of bankruptcy or insolvency of the other party and (iii) either party may terminate the K2 Agreement upon 60 days’ notice for convenience and for any reason. Upon the expiration or earlier termination of the Smiths Detection Agreement, all purchase orders are automatically terminated.
Intellectual Property
Our ability to drive innovation in the security screening market depends in part upon our ability to protect our core technology and intellectual property. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent (through our MIT License Agreement and Battelle License Agreement), trademark, copyright and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees and through non-disclosure agreements with our vendors and business partners. Certain critical aspects of the 3D imaging and high-definition imaging technology that is incorporated into our HEXWAVE™ and HD-AIT Upgrade Kit products are protected through the patents we have licensed via the MIT License Agreement and the Battelle License Agreement. Although our licenses under the Battelle License Agreement currently are non-exclusive, we believe that, in light of the current competitive landscape, the technological advancements we have made in our HD-AIT Upgrade Kit product over the past four years and our extensive collaboration with the TSA provide us with significant protection if these patents were to be licensed to a potential competitor. In addition, intellectual property comprising and underlying our advanced threat detection AI algorithms is unpatented. As of the date of this prospectus, we believe that we have adequate protection for this intellectual property through a combination of non-disclosure agreements, customization of our AI algorithms to our application and trade secret protection.
As of March 31, 2025, Liberty had in-licensed three patents through the MIT License Agreement and the Battelle License Agreement. In addition, we have three issued United States trademarks.
Employees
The following table sets forth the number of employees we had at the end of each fiscal period indicated below:
Year	Full Time	Part Time	Total
Fiscal 2022	28	2	30
Fiscal 2023	24	2	26
Fiscal 2024	18	0	18
Our employees are critical to our success. As of June 2, 2025, we had 22 full-time employees based primarily in our corporate office located in Wilmington, Massachusetts and our Engineering Centre of Excellence located in Peachtree Corners, Georgia. We also engage numerous consultants and contractors to supplement our permanent workforce. A majority of our employees are engaged in research and development and go-to-market related functions. We consider our relations with our employees to be good. We view our employees as an important competitive advantage, and our management team has an in-depth knowledge of our target vertical markets and of the security industry in general.
Seasonality
The U.S. government’s fiscal year ends on September 30 of each year. While not certain, it is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions in the timeframe leading up to the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds, which may favorably impact our third fiscal quarter. Other than working with commercial customers on their fiscal budget timing, we do not see any seasonality in the security and detection business.
Property, Plants and Equipment
We do not own any real estate property.
In March 2021, the Company relocated its head office to Boston, MA, and entered into a lease agreement for its corporate office at 187 Ballardvale Street, Suite 110, Wilmington, MA 01887. The lease covers 5,814 square feet and extends until March 2028. In February 2023, the Company amended the lease to include an additional 4,106 rentable square feet on the second floor, extending the term for this space until April 2028.
Additionally, in February 2023, the Company entered into a lease agreement for a 1,042-square-foot office located at 4725 Peachtree Corners Circle, Suite 375, Peachtree Corners, GA 30092. This location is for one of our key software engineers that requires space and equipment to support his role. The lease is set to expire in January 2026.
Government Regulations
We are subject to various laws, regulations, and permitting requirements of federal, state, and local authorities, related to health and safety, anti-corruption and export controls. We believe that we are in material compliance with all such laws, regulations, and permitting requirements.
Export and Trade Matters
We are subject to anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea and the Crimea Region of Ukraine. In recent years, the United States government has a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls and may result in the imposition of further additional controls, on the export of certain “emerging and foundational technologies.” Our current and future products may be subject to these heightened regulations, which could increase our compliance costs. Although our current marketing strategy focuses primarily on federal and state government and urban security markets within the U.S., we have sold HEXWAVE™ systems in certain foreign countries, including the Netherlands and Chile, and we believe there is a significant market opportunity for our products in foreign markets. To the extent we expand our sales efforts in markets outside the U.S., our compliance with applicable anti-corruption, sanctions and export control laws will become increasingly important.
Competition
HEXWAVE™
We have experienced, and expect to continue to experience, competition from a number of companies, including other vendors of security screening systems. A variety of security screening technologies compete with our proprietary technologies, including, but not limited to:
•
Handheld or walk-through metal detectors, which are currently used in airports and also are the primary screening solution in the non-aviation checkpoint market.

•
Passive screening systems based on passive infrared or terahertz technology, which demonstrate modest fidelity but good stand-off range (i.e., the distance at which the screening solution can be effectively placed from screened subjects). These systems have accuracy limitations and environmental limitations (such as temperature) which limit outdoor and indoor applications.

•
Active screening systems based on microwave resonance, MMW or microwave 3D imaging technology. Systems based on microwave resonance demonstrate limited range, can be used indoors only and are highly susceptible to environmental factors. MMW systems are widely used and recognized in the marketplace and generally demonstrate very good fidelity and utilize AI capabilities but are subject to low range and commercialization for outdoor applications is challenging. Systems based on microwave 3D imaging generally demonstrate moderate fidelity, utilize AI capabilities, have long range, are housed in modular, movable architecture and can be utilized in indoor and outdoor applications.

In addition to legacy handheld and walk-through metal detectors, there are a number of companies and products in the next-generation security screening space in the North American urban security market, which include, among others, Evolv Technologies Holdings, Inc. (product: Evolv Express), Xtract One Technologies, Inc. (product: SmartGateway), Thruvision Group plc (product: LPC71 Series), and Leidos (product: ProVision), Rohde & Schwartz (product: QPS 201 and QPS Walk). These companies, individually and between them, address a number of the key performance indicators for next-generation security screening systems and are constantly developing and improving their respective technologies. However, as described in the following chart, we believe that the HEXWAVE™ system’s features provide the most versatile detection solution on the market:

HD-AIT Upgrade Kit
We believe that the only potential competitor to our HD-AIT Upgrade Kit is the Leidos Wideband System, a solution being developed by Leidos, which developed and manufactured the original ProVision® and ProVision® 2 systems, which are the existing MMW HD-AIT scanners in place at most U.S. airports. We believe that both our HD-AIT Upgrade Kit and the Leidos Wideband System ultimately will be able to meet TSA’s enhanced detection standards, as well as enhanced standard expected to become effective in the European Union, which are the primary drivers of market demand to upgrade existing HD-AIT security scanning systems.
Although Leidos manufactured the existing HD-AIT security screening systems and has certain advantages as a larger company (including potentially better ability to support the national infrastructure of upgraded HD-AIT security screening systems), we believe that the HD-AIT Upgrade Kit will have a number of competitive advantages as compared to the Leidos Wideband System, including:
•
The HD-AIT Upgrade Kit is based on technology licensed from PNNL, which is DHS S&T’s partner for its Screening at Speed program, and TSA has spent in excess of US$6 million with PNNL to develop the underlying technology. As a result of our Battelle License, TSA has awarded us over US$2.2 million in contract support specifically to develop the HD-AIT Upgrade Kit.

•
The HD-AIT Upgrade Kit scans over a wider range of frequencies (10 to 40 GHz) as compared to the Leidos Wideband System (20 to 40 GHz), which translates to improved passenger MMW image details that we believe will translate to improved threat detection with lower false alarm and passenger touch rates than the Leidos Wideband System for the same algorithms used. In addition, we believe scanning over a wider range of frequencies will allow passengers to wear a wider range and more layers of clothing as compared to the Leidos Broadband System, without compromising threat detection capability. We expect this to result in significantly less divestiture of clothing and faster throughput compared to the Leidos Wideband System.

•
We have collaborated directly with TSA, pursuant to contracts awarded by TSA, to develop a standard process to host the software of all five TSA Open Architecture compliant vendors on our cloud-based system. As described in the TSA’s Open Architecture Roadmap (July 2023), implementing an Open Architecture approach to the aviation screening environment is a key priority for TSA. Based on our collaboration with TSA, we expect to demonstrate that the HD-AIT Upgrade Kit fully functions with all TSA’s selected Open Architecture third-party vendor software upon delivery to TSA in the second quarter of 2025. It is unknown what level of support the Leidos Wideband System will have for Open Architecture.

Legal Proceedings
We are from time to time subject to various claims, lawsuits, and other legal and administrative proceedings arising in the ordinary course of business. We are not currently engaged in any litigation or criminal proceedings.
Corporate History and Information
The Company was incorporated on June 8, 2012 pursuant to the Business Corporations Act (Ontario) under the name “Gulfsteam Acquisition 1 Corp.” The Company was listed on the TSXV as a “capital pool company” under the TSVX’s Policy 2.4 — Capital Pool Companies on June 14, 2013.
Liberty Defense Holdings, Inc. (“LPC”) was incorporated on April 30, 2018 pursuant to the Business Corporations Act (Ontario) as “Trovec Holdings Inc.” On October 4, 2018, LPC changed its name from Trovec Holdings Inc. to “Liberty Defense Holdings, Inc.”
On April 4, 2019, in connection with the Qualifying Transaction (as defined below), LPC amalgamated with 2675553 Ontario Limited, a wholly-owned subsidiary of the Company, to form the LDH GS Amalco Corp. (“LDH GS Amalco”). Also on April 4, 2019, the Company completed the acquisition of all of the issued and outstanding shares of the LDH GS Amalco by way of a reverse take-over (the “Qualifying Transaction”) under the rules of the TSXV and concurrently changed its name to “Liberty Defense Holdings, Ltd.” At that time, the LDH GS Amalco became a wholly-owned subsidiary of the Company.
On July 27, 2020, the Company continued its jurisdiction of incorporation from Ontario to British Columbia and is now governed by the Business Corporations Act (British Columbia) (the “BCBCA”).
On March 17, 2021, the Company completed a business combination transaction with DrawDown Detection Inc. (“DrawDown”) by way of a three- cornered amalgamation, pursuant to which: (i) the Company effected a consolidation of its outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each six and two tenth (6.2) pre-consolidation Common Shares; and (ii) the security holders of DrawDown became security holders of the Company and DrawDown amalgamated with 1246043 B.C. Ltd., a subsidiary of the Company, and became a wholly owned subsidiary of the Company (the “RTO Transaction”).
Intercorporate Relationships
As of the date of this prospectus, the Company has two wholly-owned direct subsidiaries, LDH GS Amalco and DrawDown, and two wholly-owned indirect subsidiaries, Liberty Defense Technologies, Inc. (“LDT US”), a Massachusetts corporation, and Drawdown Technologies Inc. (“DD US”), a Delaware corporation.

The Company’s corporate structure is set out below.

(1)
Formerly Gulfstream Acquisition 1 Corp.

(2)
Formed by the amalgamation of Liberty Defense Holdings, Inc. and 2675553 Ontario Limited upon completion of the Qualifying Transaction.

(3)
Formed by the amalgamation of DrawDown Detection Inc. and 1246043 B.C. Ltd. upon completion of the RTO Transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are an emerging leader in AI-based contactless security technology for detecting concealed metallic and non-metallic weapons and threats. Our mission is protecting communities and preserving peace of mind through superior security detection solutions, while simultaneously increasing ease of travel and convenience for security at major checkpoints. In furtherance of this mission, we offer two separate security screening solutions: our HEXWAVE™ system and our HD-AIT Upgrade Kit.
Since our inception, we have generated limited revenue from contract awards from the TSA, PNNL and sales of HEXWAVE™ units, while we simultaneously have incurred substantial engineering and research and development expenses. Accordingly, we have incurred significant operating losses and negative cash flows from operations, and we expect to continue to incur significant expenses and operating losses in the foreseeable future as we advance the commercialization of HEXWAVE™ and HD-AIT.
Key Factors Affecting Our Operating Results
We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges. As of December 31, 2024, we continued our efforts to achieve year-over-year revenue growth, with a backlog of $1.4 million from signed purchase orders and guaranteed contract revenue in 2024.
In December 2023, we publicly disclosed our expectation to generate up to $22 million in revenue during the 2024 fiscal year. This projection was based on the best estimates available at the time, including issued quotes to prospective HEXWAVE™ purchasers, existing and expected additional TSA contract revenue and other. The current facility can produce up to ten units per month, or 120 units per year, with the current staffing and space. For fiscal 2025, the Company expects to ship 90 units. As demand increases, the Company plans to move to a third-party manufacturing in order to fulfill increased demand, which is expected to occur in July 2026. However, in 2024, we recorded a total of $3.0 million in revenue mainly from HEXWAVE™ sales and TSA contract revenue, as a result we did not achieve the projected amount due to several material factors outlined below and in the “Risk Factors” section of this prospectus:
Backlog Orders
The Company encountered challenges in securing sufficient funding to procure raw materials and accelerate the production and commercialization of HEXWAVE™. These funding limitations created a backlog of HEXWAVE™ unit sales, delaying the fulfillment of approximately $1.4 million in purchase orders. As the Company has continued to increase production, the backlog has decreased to $0.9 million in purchase orders as of March 31, 2025. The remaining backlog is expected to be fulfilled by September 30, 2025. However, with demand increasing, additional orders will cause an increase in backlog orders.
HEXWAVE™ Sales Projections
As a new product with no historical sales data or comparable benchmarks, HEXWAVE™’s revenue projections for 2024 were higher than actual results. While quotes to prospective customers initially supported optimistic projections, actual sales were lower than anticipated. Limited funding also restricted the Company’s ability to follow up with clients, invest in marketing, and promote the HEXWAVE™ product effectively, delaying its visibility and adoption by potential customers. Additionally, the implementation deadline for the TSA employee screening mandate was postponed by one year, from April 2025 to April 2026. The Company had anticipated receiving a significant number of orders in 2024 to meet the original April 2025 deadline. However, with the deadline now extended, these orders have been deferred to 2025 and early 2026. This delay has contributed to an estimated $10.3 million variance from sales projections.
TSA Contract Revenue
The Company has experienced delays in TSA contract revenue projects, as well as in additional contract line items that the TSA had planned to exercise in 2024. As a result, revenue originally planned for 2024 has been deferred to 2025, including $1 million in guaranteed contract revenue and $2.2 million in additional contract revenue.
General Economic and Market Conditions
The decrease in sales compared to the 2023 projection is also partly attributable to challenging economic conditions and constrained capital markets in 2024, which made it difficult for customers to place HEXWAVE™ purchase orders.
We expect that our results of operations, including our revenue and cost of revenue, may fluctuate or continue to fluctuate based on, among other things, the impact of rising inflation and interest rates on business spending; supply chain issues and the impacts on our manufacturing capabilities; public health emergencies; geopolitical conflicts and war, including the conflicts in Europe and the Middle East; and recessionary trends. The Company remains committed to overcoming these challenges and has taken proactive steps to enhance future revenue generation. These efforts include ramping up marketing activities as additional funding becomes available. While a portion of the anticipated revenues for 2024 has been deferred to 2025, the Company believes it will be able to fulfill these delayed opportunities in the upcoming fiscal year based on current cash flows and forecasting.
Adoption of our Security Screening Products
We believe the world will continue to focus on the safety and security of people in the places where they gather. Many of these locations, such as schools, places of worship, shopping malls or sports and entertainment venues, are moving toward a more frictionless security screening experience. We are well-positioned to take advantage of this opportunity due to our proprietary technologies and distribution capabilities. Our products are designed to empower venues and facilities to realize the full benefits of contactless security screening, including a rapid visitor throughput and minimal security staff to screened visitor physical contact. We expect that our results of operations, including revenue, will fluctuate for the foreseeable future as venues and facilities determine whether they will rely on legacy security screening processes or transition towards contactless security screening (or consider security screening processes for the first time). The degree to which potential and current customers recognize these benefits and invest in our products will affect our financial results.
Sales Mix, Pricing, Product Cost and Margins
We began selling our HEXWAVE™ units in 2023. Since that time, our principal categories of customers have included regional airports, courthouses and correctional facilities, universities and research laboratories. We sell our HEXWAVE™ products under a purchase agreement (product sale where title transfers to the customer) by which the customer agrees to pay a one-time upfront fee for the equipment. In addition, purchasers of our HEXWAVE™ scanners may purchase a subscription for our software operating system and standard AI algorithm updates. The subscription service is typically offered for a period of five years and may be paid in advance or on an annual basis. In addition, the Company offers an annual maintenance and support service plan to repair any faulty or damaged parts on the HEXWAVE™ following a one-year warranty on the product. To date, substantially all purchasers of HEXWAVE™ scanners also have purchased this maintenance and AI subscription. in addition, the Company, in partnership with Amsource Capital, is now offering flexible leasing options for HEXWAVE™ of up to seven years with monthly payment options.

We expect to begin sales of our HD-AIT Upgrade Kit in the fourth quarter of 2025 and initially expect the TSA to be our principal customer for this product. After the HD-AIT Upgrade Kit is delivered in the U.S., we believe that, over time, we can successfully market this product to airports in the European Union and Asia, as well as non-aviation customers such as government building and high-profile soft targets that employ legacy HD-AIT security screening systems in the U.S. and abroad.
Going forward, we expect our products to be adopted in a variety of vertical industry markets and geographic regions, primarily within the United States. Pricing may vary by region or vertical market due to market-specific dynamics. As a result, our financial performance depends, in part, on the mix of sales, bookings, and business in different markets during a given period. In addition, we are subject to price competition, and our ability to compete in key markets will depend on the success of our investments in new technologies and cost improvements as well as our ability to efficiently and reliably introduce cost-effective contactless security screening products to our customers.
Continued Investment and Innovation
Our performance is significantly dependent on the investment we make in our research and development efforts and on our ability to be at the forefront of the security screening industry. It is essential that we continually identify and respond to rapidly evolving customer requirements, develop, and introduce innovative new products, enhance existing products and generate customer demand for our products. We believe that investment in our security screening products will contribute to long-term revenue growth, but it may adversely affect our near-term profitability.
Segments
We operate through three distinct segments: Corporate, HEXWAVE™ and Contract. Our operating segments are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. The Company considers its CODM to be its CEO, who evaluates the operations of each reportable segment. The CODM reviews the net income (loss) of each of these segments in allocating resources and evaluating operating performance.
The Corporate reporting segment covers our non-allocated, general overhead expenses, such as legal, compliance, accounting, head-office staff, and other such items. This reporting segment is reviewed for cost control and budgetary considerations. The HEXWAVE™ segments covers revenues associated with the sale of our HEXWAVE™ product and related subscription services. The Contract segment covers revenues associated with contract awards with PNNL and TSA.
Our Contract segment and HEXWAVE™ segment contributed 58.4% and 41.6% of our revenue, respectively, for the year ended December 31, 2024, compared to 92.0% and 8.0% for the year ended December 31, 2023.
As of December 31, 2024 and 2023, all non-current assets are in the United States.
For the year ended December 31, 2024, revenue from five customers represented 94% of the HEXWAVE™ revenue, compared to one customer representing 100% of HEXWAVE™ revenue for the year ended December 31, 2024.
For the years ended December 31, 2024 and 2023, all revenue from Contract segment was earned from one customer in the United States.
Components of Our Results of Operations
Revenue
We derive our revenue primarily from HEXWAVE™ sales and subscription services and contract revenue from the TSA and PNNL. We expect to gain a second stream of HEXWAVE™ revenue through commercialization of the HD-AIT Upgrade Kit, which is subject to TSA certification. We expect to deliver our first HD-AIT Upgrade Kit to the TSA in July 2025 to begin the evaluation and certification process and expect sales to grow substantially in 2026 and 2027.

HEXWAVE™ Revenue
Revenue in our HEXWAVE™ segment consists primarily of sales of our HEXWAVE™ product and related subscription services. At the point of sale, customers agree to pay a one-time upfront fee for the equipment. Purchasers of our HEXWAVE™ scanners may purchase a subscription for software operating system and standard AI algorithm updates. The subscription service is typically offered for a period of five years and may be paid in advance or on an annual basis.
Contract Revenue
Contract revenue consists primarily of contract revenue from the TSA and PNNL. Historically, we have received grant revenue from the TSA, but the composition of revenue is expected to change with a decrease or cessation in grant revenue and an increase in revenue from sales of HEXWAVE™ and our other products as we continue our commercialization efforts.
Cost of Revenue
We recognize cost of revenue in the same manner that the related revenue is recognized.
HEXWAVE™ Cost of Revenue
HEXWAVE™ cost of revenue consists primarily of manufacturing expenses, including raw materials, components, and assembly, as well as labor costs for production and quality control. Additionally, it includes amortization of licensed technologies and intellectual property related to the technology, software integration, and depreciation of property and equipment. Shipping and logistics expenses, such as freight, air transportation, customs, and tariffs, also contribute to the cost. Lastly, warranty and customer support costs, including installation, training, maintenance and service obligations, are factored into the overall cost of revenue.
HEXWAVE™ cost of subscription services revenue consists primarily of technology infrastructure expenses, including cloud hosting, software maintenance, and data processing. It also includes customer support and service costs, such as technical assistance, system monitoring, and remote updates. Additionally, labor costs, cybersecurity measures, and ongoing software development contribute to the overall expenses. Lastly, depreciation and amortization of software and hardware used in the service delivery, along with administrative and compliance costs, are also key components.
Contract Cost of Revenue
Contract cost of revenue consists primarily of direct labor expenses, including wages and benefits for employees involved in contract fulfillment, as well as costs for materials, equipment, and specialized components required for project execution. It also includes any payments to subcontractors and third-party service providers, along with expenses for technology, software, and system integrations. Additionally, project management overheads, such as administrative support, facility costs, and compliance expenses, contribute to the overall cost. Lastly, amortization and depreciation of property and equipment and intellectual property are used in contract delivery.
Engineering and Research and Development Expenses
Engineering and research and development expenses consist primarily of costs incurred in connection with our research and engineering activities and include:
•
product development and technology costs;

•
personnel expenses, including salaries, benefits and stock-based compensation expenses;

•
consulting fees;

•
facility costs, including, rent and administration, depreciation, amortization and maintenance expense; and

•
travel expenses

We anticipate that our engineering and research and development expenses will increase in the future to support continued engineering and research and development activities, including our ongoing and planned research and development related to HEXWAVE™ production development, software development and advancing other technologies, such as HD-AIT.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel-related expenses such as salaries, benefits, and stock-based compensation, for our personnel in executive and other administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters and professional fees paid for accounting, auditing, consulting and tax services, as well as other costs such as consulting fees, insurance costs, investor and public relations, and travel expenses.
We anticipate that our general and administrative expenses will increase in the future to support continued engineering and research and development activities, including our ongoing and planned research and development related to HEXWAVE™ production development, software development and advancing other technologies, such as HD-AIT. We also anticipate we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses associated with operating as a public company.
Other Expense (income)
Other expense (income) consists of interest expense, accretion expense and foreign exchange loss (gain) and other income consisting of small amounts of engineering material sold to a third party.
Results of Operations
Comparison of Years Ended December 31, 2024 and 2023
The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023	Change
	US$	US$	US$
Revenue
HEXWAVE™ revenue	1,013,546	120,000	893,546
Contract revenue	1,425,000	1,372,557	52,443
Total revenue	2,438,546	1,492,557	945,989
Cost of revenue
HEXWAVE™ cost of revenue	2,033,498	1,546,040	487,458
Contract cost of revenue	2,081,971	1,163,211	918,760
Total cost of revenue	4,115,469	2,709,251	1,406,218
Gross loss	(1,676,923)	(1,216,694)	(460,229)
Operating expenses:
Engineering and Research and Development	2,267,739	4,022,458	$(1,754,719)
General and administrative	3,489,202	3,868,191	(378,989)
Total operating expenses	5,756,941	7,890,649	(2,133,708)
Loss from operations	(7,433,864)	(7,890,649)	1,673,479
Other expense (income)	1,411,299	261,700	1,149,599
Net loss	(8,845,163)	(9,369,043)	$523,880

Revenue
HEXWAVE™ Revenue
HEXWAVE™ revenue for the year ended December 31, 2024 was US$1,013,546, compared to US$120,000 for the year ended December 31, 2023. This increase of US$893,546 was primarily due to an increase in additional orders and the fulfillment of backlogged orders.
Contract Revenue
Contract revenue for the year ended December 31, 2024 was US$1,425,000, compared to US$1,372,557 for the year ended December 31, 2023. This increase of US$52,443 was primarily due to the completion of HD-AIT milestones and Open Architecture completions.
Total Revenue
Total revenue for the year ended December 31, 2024 was US$2,438,546, compared to US$1,492,557 for the year ended December 31, 2023. This increase of US$945,989 was primarily due to increased contract revenue from the TSA as well as increased sales of HEXWAVE™ units.
Cost of Revenue
HEXWAVE™ Cost of Revenue
HEXWAVE™ cost of revenue for the year ended December 31, 2024 was US$2,033,498, compared to US$1,546,040 for the year ended December 31, 2023. This increase of US$918,760 was primarily due to the increase in HEXWAVE™ units produced during the fiscal year.
Contract Cost of Revenue
Contract cost of revenue for the year ended December 31, 2024 was US$2,081,971, compared to US$1,163,211 for the year ended December 31, 2023. This increase of US$918,760 was primarily due to the additional consulting, development, and related costs to complete the milestones for HD-AIT and Open Architecture.
Total Cost of Revenue
Total cost of revenue for the year ended December 31, 2024 was US$4,115,469, compared to US$2,709,251 for the year ended December 31, 2023. This increase of US$1,406,218 was primarily due to the increase of HEXWAVE™ units produced, as well as the increase in contract milestones completed.
Operating Expenses
Engineering and Research and Development Expenses
The following table summarizes our engineering and research and development expenses for the years ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023	Change
	US$	US$	US$
Product development & technology costs	148,675	370,073	(221,398)
Salaries and consulting fees	1,655,580	2,766,601	(1,111,021)
Stock-based compensation	98,008	89,302	8,706
Depreciation	248,979	526,686	(277,707)
Office, rent & administration, travel, miscellaneous	116,497	269,796	(153,299)
Total engineering and research and development expenses	2,267,739	4,022,458	(1,754,719)

Engineering and research and development expenses for the year ended December 31, 2024 was US$2,267,739, compared to US$4,022,458 for the year ended December 31, 2023. This decrease of US$1,754,719 million was primarily related to the manufacturing and contract costs expenses reclassed to cost of revenue. These expenses were attributed to the ongoing research and development of the company’s licensed technologies, with a focus on advancing various potential technologies under review. During the year ended December 31, 2024, the Company incurred US$1,655,580 in salaries and consulting fees that relate to HEXWAVE™ enhanced production development, software development and advancing the technologies under review such as HD-AIT. It also includes US$148,675 in product development & technology costs, US$98,008 in stock-based compensation, and US$248,979 in depreciation. During the comparative period, year ended December 31, 2023, the Company incurred US$370,073 product development and technology costs, US$89,302 in stock-based compensation, and US$2,766,601 in salaries and consulting fees that relate to software development and general R&D activities in connection to activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding of the licensed technologies. The significant variance in salaries and consulting fees primarily stems from reallocating decreasing consulting during the year and moving production salaries and costs to cost of revenue as the Company commenced production, albeit not at full scale. Shipments of production have continued to ship slowly with the intention to progressively increase production volumes in the near future.
General and Administration Expenses
The following table summarizes our general and administration expenses for the years ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023	Change
	US$	US$	US$
Salaries and consulting fees	1,809,724	1,482,860	326,864
Legal and professional fees	458,390	299,011	159,379
Stock-based compensation	255,220	511,699	(256,479)
Office, rent & administration, travel, miscellaneous	965,868	1,574,621	(608,753)
Total general and administrative expenses	3,489,202	3,868,191	(378,989)
General and administrative expenses for the year ended December 31, 2024 were US$3,489,202, compared to US $3,868,191 for the year ended December 31, 2023. This decrease of US$378,989 million was primarily due to the following reasons: Total expenses of US$1,809,724 were incurred mainly in connection to consulting fees, salaries and payroll related benefits. The large increase from the previous year is due to consulting fees for the private placement that occurred in December 2024. Other expenses totaling US$1,424,258 were incurred from legal and professional fees and travel promotion and investor relations. Stock based compensation decreased from US$511,699 for the year ended December 31, 2023, to US$255,220 for the same period during the current year. This decrease year over year was in connection with the cancellation of stock-based compensation for employees and consultants who have left the company and were offset with employees and consultants who have being issued stock options and RSUs during 2024.
Consulting fees, salaries, and benefits for the year ended December 31, 2024, increased from US$1,482,860 in fiscal 2023 to US$1,809,724 in fiscal 2024, reflecting the Company’s increase of contractors to fill necessary roles within the organization, as well as a large amount of consulting fees paid in Q4 — 2024 in relation to the private placement. Office, rent, administration, travel, and miscellaneous expenses decreased from US$1,574,621 in fiscal 2023 to US$965,868 in fiscal 2024. The decrease is mainly due to a portion of operating expenses such as rent and utilities having a portion reclassed to cost of sales for production allocation, as well as a reduction in the MIT License fees for 2024.

Other Expense (Income)
The following table summarizes our other expense (income) for the years ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023	Change
	US$	US$	US$
Other income, net of expenses	589,550	(3,078)	592,628
Interest expense	808,989	283,247	525,742
Foreign exchange loss (gain)	12,760	(18,469)	31,229
Total other expenses (income)	1,411,299	261,700	1,149,599
Other expense (income) for the year ended December 31, 2024 was US$1,411,299, compared to US$261,700 for the year ended December 31, 2023. This increase of US$1,149,599 million was primarily due to the following: The Company incurred interest expense totaling US$808,989 compared to US$283,247 during the year ended December 31, 2023. The large increase relates to the increase of interest expense from the interest-bearing loans, as well as the factoring loan. A foreign exchange loss of US$12,760 was recorded for the year ended December 31, 2024, contrasting with a gain of US$18,469 for the same period in 2023. The increase in foreign exchange loss compared to the previous year can be attributed to lower volatility in foreign exchange rates and reduced transactions affected by foreign exchange, significantly fewer than the prior year. The Company’s functional currency is the Canadian dollar, and holding financial assets and liabilities in other currencies, mainly the U.S. dollar, leads to foreign exchange gains or losses.
Net Loss
Corporate
Corporate net loss for the year ended December 31, 2024, was US$2,865,188, compared to US$2,244,260 for the year ended December 31, 2023. This decrease of US$620,928 was primarily due to a reduction in headcount and lower corporate expenditures related to travel and advertising.
HEXWAVE™
HEXWAVE™ net loss for the year ended December 31, 2024 was US$2,808,452 , compared to US$1,901,044 for the year ended December 31, 2023. This decrease of US$406,088 was primarily due to an increase in production units being sold at a more cost-effective bill of materials.
Contract
Contract net loss for the year ended December 31, 2024, was US$3,171,523, compared to a net gain of US$5,223,739 for the year ended December 31, 2023. This decrease of US$447,625 was primarily due to the execution of additional contracts with the TSA and limited internal resources, which led to increased reliance on contractors and delays in project completion.
Total Net Loss
Net loss for the year ended December 31, 2024, was US$8,845,163, compared to US$9,369,043 for the year ended December 31, 2023. This decrease of US$523,880 was primarily driven by lower total operating expenses and an increase in revenue related to HEXWAVE™ and contract awards.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have generated limited revenue from contract award revenues from the TSA, PNNL and sales of HEXWAVE™ units, while we simultaneously have incurred substantial engineering and research and development expenses. Accordingly, we have incurred significant operating losses and negative cash flows from operations, and we expect to continue to incur significant expenses and operating losses in the foreseeable future as we advance the commercialization of HEXWAVE™ and HD-AIT.
As of December 31, 2024, we maintained a cash balance of US$1,153,229 and experienced a working capital deficiency of US$2,652,516. Current liabilities amounted to US$6,607,387 as of the same date, primarily attributed to the Parabilis Credit Facility, our factoring arrangement with Bengal Capital, Inc., working capital loans with certain of our directors and officers, and expenses associated with commencing production, ongoing development of our licensed technologies, maintaining licenses and our public registry in good standing. In 2024, we received net proceeds from financing activities of US$7,781,755 million in connection to financing activities, which is associated mainly with the issuance of common shares through private placements proceeds net of share issuance cost of US$6,989,017, net proceeds from debt in the amount of US$927,555, offset by repayments of leases for US$247,412.
Future Funding Requirements
We incurred a total loss during the year ended December 31, 2024 of US$8,652,988 and cash outflows from operating activities of US$6,469,264. In order to fully commercialize HEXWAVE™, we will require additional funds to achieve its development timeline and bring HEXWAVE™ to market. We have certain committed development milestones over the next twelve months and based on our current forecasted operational and development spend, we will require additional funds to meet these milestones. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. This material uncertainty casts significant doubt upon the Company’s ability to continue as a going concern.
Based upon our current operating plan, we estimate that our future revenues and existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements through June 30, 2026. However, we have based this estimate on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us.
The application of the going concern concept is dependent upon our ability to generate future profitable operations and receive continued financial support from our creditors and shareholders. If we cannot generate positive future cashflows, this will delay the production timeline and shipments to backlogged orders, in addition to delaying necessary product cost reductions and improvements caused by the lack of funds to hire, produce, and execute the necessary product updates and revisions. Continued equity and/or debt financing is critical in order to ramp production up in order to become profitable.
Management plans to continue to pursue equity and/or debt financing to support operations. There can be no assurance that these financing efforts will be successful. Failure to maintain the support of creditors and obtain additional external financing will cause us to curtail operations and our ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.
Material Cash Requirements for Known Contractual Obligations
During the year ended December 31, 2024, we had contractual obligations in the amount of US$8,050,980. Contractual obligations for less than one year are US$6,607,387 which included accounts payable and accrued liabilities of US$4,155,890, loans payable of US$1,084,383, factoring liability of US$983,671, deferred revenue of US$180,000 and lease liabilities of US$203,443. Contractual obligations for one to three years are US$1,443,593 and include loans payables of US$938,211 and lease liabilities of US$505,382. Contractual obligations past four to five years are US$nil.
Other Capital Requirements and Additional Royalty Obligations
We enter into agreements in the normal course of business with various vendors, which are generally cancellable upon notice. Payments due upon cancellation typically consist only of payments for products or services provided or expenses incurred, including non-cancellable obligations of service providers, up to the date of cancellation.

In connection with our patent rights under the MIT License Agreement, we are obligated to pay MIT (in addition to patent filing costs and annual maintenance fees) as follows: (1) US$40,000 for 2024, US$200,000 for 2025, and US$350,000 for 2026 and thereafter; and (2) a royalty of 5.7% of as future net sales of the Company. As at December 31, 2024, the Company accrued royalty payments of US$105,993 (December 31, 2023, US$nil).
Under the Battelle License Agreement, we are obligated to pay a 5% royalty on net sales and a 25% royalty on all sublicensing revenues if permitted under the contractual guidelines. As at December 31, 2024, the Company accrued no royalty payments (December 31, 2023, US$nil). We are also required to pay a minimum royalty amount of US$200,000 per year (December 31, 2023, US$100,000) unless the agreement is terminated.
Cash Flows
The following table provides information regarding our cash flows for the years ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023
	US$	US$
Cash used in operating activities	(6,469,264)	(5,537,021)
Cash used in investing activities	(121,217)	(221,095)
Cash provided by financing activities	7,781,755	5,069,546
Effect of foreign exchange rate changes on cash	(39,008)	12,060
Net change in cash and cash equivalents	1,153,229	963
Operating Activities
During the year ended December 31, 2024, we used cash of US$6,469,264 in operating activities, primarily driven by a loss and comprehensive loss of US$8,845,163 related to the Company’s operating results for the year. This was partially offset by non-cash items, including impaired inventory of US$233,568, impairment of contract costs of US$115,730, stock-based compensation of US$384,703 (of which US$31,475 was recorded in cost of sales), lease liability interest of US$69,652, accrued interest of US$294,304, depreciation of US$396,315 (including US$147,336 recorded in cost of sales), amortization of US$922,221 recorded in cost of sales, a loss on debt settlement of US$563,996, credit line fees of US$74,449, factoring fees of US$289,684, and foreign exchange loss of US$230,974. In addition, changes in non-cash working capital resulted in a further cash outflow of US$1,228,930.
Investing Activities
During the year ended December 31, 2024, we incurred US$121,217 in cash used for investing activities, consisting of US$94,106 for additions to property and equipment and US$27,111 for additions to intangible assets.
During the year ended December 31, 2023, we incurred US$221,095 in investing activities, which pertains to additions to intangible assets from the MIT & PNNL patents and additions to property and equipment regarding NPI 0.5 prototypes.
Financing Activities
During the year ended December 31, 2024, net cash of US$7,781,755 was provided by financing activities, primarily consisting of US$6,989,017 in proceeds from shares issued, US$927,555 in net proceeds from debt, and lease repayments of US$247,412.
During the year ended December 31, 2023, net cash amounting to US$5,069,546 was provided by financing activities, which was associated primarily with the issuance of common shares through private placements proceeds of US$3,656,081 proceeds from factoring US$1,265,132 and proceeds from loans US$1,713,716.

Indebtedness
Related Party Loans
We have received working capital loans from certain of our directors and officers. These loans, unsecured and non-interest bearing, lack specified maturity dates. Repayments will be made as adequate financing becomes available to us. As of December 31, 2024, an aggregate of $74,657 was outstanding under such related party loans.
Parabilis Credit Facility
On August 22, 2024, we entered into a loan and security agreement with Parabilis providing for a $1,800,000 secured term loan and a secured revolving credit facility with up to $2,500,000 of capacity. The Parabilis Credit Facility is secured by all of our tangible and intangible personal property, wherever located, whether currently owned or acquired in the future.
Term Loan
The term loan has a term of 104 weeks with an annual interest rate of 17.99% and is scheduled to mature on August 15, 2026. Repayments commenced in March 2025 with monthly payments of $125,299 for eighteen months.
Revolving Credit Facility
The revolving credit facility has a maturity date of August 31, 2025, with the option for extension at Parabilis’ sole discretion. The facility carries an interest rate of 14.99% per annum, subject to re-evaluation on June 1, 2025, at which point the rate may increase to a maximum of 16.99% per annum.
The borrowing base for the credit line is determined based on the following percentages: 90% of eligible billed receivables, 65% of eligible unbilled receivables, and 30% of eligible delivery orders. The aggregate of eligible billed and unbilled receivables, along with eligible delivery orders, establishes our borrowing capacity under the credit line. When invoicing occurs, payments on the invoices are applied directly to the outstanding principal and interest on the credit line.
Bengal Capital Factoring Arrangement
On June 22, 2023, we engaged in a factoring arrangement with Bengal Capital, Inc. (the ““Factor”). Per the agreement, we submit invoices or purchase orders to the Factor after credit approval, receiving 80% of the gross amount. The Factor assumes ownership of these accounts with full recourse. Furthermore, we are subject to a 4% monthly factoring fee based on the face value of the accounts. No collateral is used per the agreement; however, we are obligated to pay the balance regardless of receiving payment for advanced orders.
During the year ended December 31, 2024, we did not receive any funds and incurred factor fees of $289,684, with repayments of $1,397,031.
Engineering and Research and Development Expenses, Licenses
Expenditure in engineering and research and development activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding is recognized in the statement of loss as an expense when incurred.
Our expenditures in development activities where research results are used in planning and designing the production of new or substantially improved products and processes are recognized under intangible assets if the product or process is technically and commercially feasible, if there is an intention and ability to complete the project and then use or sell it and expect economic benefits from the project, if we have sufficient resources to complete development and if it is able to measure reliably the cost during development. The recognized research and development expenditures incurred are recognized in the statement of loss as an expense when incurred.

To determine whether a license is distinct from other promises in a contract, we assess whether the customer can derive benefit from the license independently or with readily available resources. This includes evaluating the customer’s research, development, manufacturing, and commercialization capabilities, as well as the availability of similar expertise in the marketplace. We assess distinct licenses based on whether: 1) the customer can use the license for its intended purpose without additional goods or services, 2) the value of the license is not dependent on unsatisfied performance obligations, 3) other vendors offer similar goods or services separately, and 4) the license is separately identifiable from other contractual promises and does not significantly modify or depend on them. If a license is determined to be distinct, we recognize revenue at the point in time when control of the license is transferred to the customer. This typically occurs when the contractual right to use the license is granted, as our licenses provide a right to use our intellectual property in its existing form rather than a right to future updates or enhancements.
Potential Impact of Tariffs
The U.S. government has recently made statements and taken actions that may lead to potential, significant changes to U.S. and international trade policies, including the imposition of tariffs and export control and sanctions restrictions affecting certain products manufactured abroad. These tariffs have resulted in, and may continue to trigger, retaliatory actions by affected countries, including the imposition of tariffs on the United States by other countries, which has created significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States.
While we purchase the majority of our materials for the HEXWAVE™ system in the United States, we expect to be impacted by increases in tariffs, in particular for components originating from China. On March 4, 2025, the effective tariff rate on all goods originating from China was increased to 20% from a rate of 10% that became effective on February 4, 2025. On April 9, 2025, tariffs on Chinese imports increased to 145%. On April 10, 2025, China raised tariffs on all U.S. goods to 84% and then further increased such tariffs to 125% on April 12, 2025. On May 14, 2025, the United States and China entered into a temporary truce, reducing the heightened tariffs for a 90-day period. The U.S. lowered tariffs on Chinese imports from a peak of 145% to 30%, while China reduced its duties on U.S. goods from 125% to 10%. We anticipate further general economic disruption and uncertainty surrounding trade stability during the near term. We estimate that a 30% tariff on Chinese imports would increase the cost to build 100 HEXWAVE™ systems by approximately US$300,000. In addition, retaliatory tariffs on United States goods that apply to our products could affect our competitiveness in applicable markets. See “Risk Factors — Risks Relating to Market Conditions — Tariffs and related retaliatory tariffs may impact trade between the United States and foreign countries and could impact our ability to compete in applicable markets”.
Off-Balance Sheet Arrangements
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Critical Accounting Policies and Significant Judgments and Estimates
Full disclosure of the Company’s accounting policies and significant accounting estimates and judgments in accordance with IFRS can be found in Note 3 of its audited consolidated financial statements for the year ended December 31, 2024, and have remained substantially unchanged and are still applicable to the Company unless otherwise indicated.
Stock-Based Compensation
The Company grants restricted share units, deferred share units, and stock options to directors, officers, and consultants pursuant to a stock option plan described in Note 13 of its audited consolidated financial statements. The Company uses the fair value method to account for all share-based awards granted, modified, or settled, and the Black-Scholes Option Pricing Model to determine the fair value of stock options granted. As such, a share-based payment is recorded based on the estimated fair value of options with a corresponding credit to contributed surplus. Any consideration received plus the amounts recognized in the contributed surplus will be transferred to share capital on the exercise of stock options. The amounts remain in contributed surplus for stock options which expire unexercised. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of share options that will eventually vest are accounted for prospectively. Options issued to non-employees are valued based on the fair value of the services provided unless the fair value of the services provided cannot be measured reliably, in which case, the fair value is measured by reference to the fair value of the equity instruments granted.
Fair Value of Financial Instruments
As at December 31, 2024, the Company’s financial instruments comprise cash, accounts receivable, accounts payable and accrued liabilities, loans payable, term loan, lease liabilities and factoring liability. The fair values of the Company’s financial instruments approximate their carrying values due to their short-term maturity or market interest rates.
Recent Accounting Pronouncements
The following new standards and amendments to standards and interpretations, which become effective for current periods.
•
Amendments to IAS 1 — Classification of Liabilities as Current or Non-current. The amendment clarified the guidance on whether a liability should be classified as either current or non-current. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024.

•
Amendments to IFRS 16 — Lease liability in a Sale and Leaseback. The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. These amendments are effective for annual periods beginning on or after January 1, 2024.

•
Amendments to IAS 7 — Requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms. These amendments are effective on January 1, 2024.

We did not encounter any material effects from the implementation of new standards or amendments in 2024.
The following new standards and amendments were issued but not yet effective.
•
IFRS 18 Presentation and Disclosure in Financial Statements — In April 2024, the IASB issued IFRS 18 which replaces IAS 1 — Presentation of Financial Statements. This standard introduces a new structure for financial statements, aiming to improve comparability and transparency. IFRS 18 is effective for annual periods beginning on or after January 1, 2027.

The Company is currently assessing the impact that IFRS 18 will have on its consolidated financial statements.
Quantitative and Qualitative Disclosures about Market Risks
As of December 31, 2024, our financial instruments comprise cash, accounts receivables, accounts payable and accrued liabilities, loans payable, term loan, lease liabilities and factoring liability. Our financial instruments are exposed to certain financial risks including credit risk, liquidity risk, foreign currency risks, equity price risk and capital risk management. Details of each risk are laid out in the notes to our audited consolidated financial statements as of December 31, 2024, and are summarized below:
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash balances, expected exercise of share purchase warrants, and stock options. The Company’s ability to continue as a going concern involves significant judgements and estimates while determining forecasted cashflows and is dependent on the Company’s ability to obtain financing (Note 1) of its audited consolidated financial statements. As at December 31, 2024, the Company had cash of US$1,153,229 (December 31, 2023 — US$963) to settle current liabilities of US$6,607,387 (December 31, 2023 — US$5,956,941.
Credit Risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations, including accounts receivable terms. The Company’s cash is held through large Canadian, international, and foreign national financial institutions. The Company’s receivables primarily consist of GST receivable due from the Canadian government and trade receivables that the Company continues to collect. These trade receivables are primarily with continuing customers and are not subject to significant credit risk. As at December 31, 2024, the Company’s trade receivables totaling US$130,000 are from three customers (December 31, 2023 — US$nil). The Company’s maximum exposure to credit risk is limited to the carrying amount of cash and accounts receivables.
Market Risk
Interest Rate Risk
Interest rate risk arises from changes in market rates of interest that could adversely affect the Company. The Company currently has interest-bearing financial instruments in relation to loans and factoring liability (Note 8, 9 and 10) of its audited consolidated financial statements. The Company’s exposure to interest rate risk is minimal as the interest rates are at a fixed percentage on the loans payable, term loans and factoring liability.
Foreign Currency Risk
The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency. The Company operates in foreign jurisdictions, which uses the U.S. dollar. The Company does not use derivative instruments to reduce upward, and downward risk associated with foreign currency fluctuations.
Financial assets denominated in foreign currencies	US$	1,370,259
Financial liabilities denominated in foreign currencies		(882,206)
Net exposure	US$	(488,053)
A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s comprehensive loss by US$33,948.
Price Risk
We are exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market. We closely monitor individual equity movements, and the stock market to determine the appropriate course of action to be taken by us.
Capital Risk Management
We manage common shares and share purchase warrants as capital. Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to pursue the development of our products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.
In order to facilitate the management of its capital requirements, we prepare expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.
In order to maximize ongoing development efforts, we do not pay out dividends. Our investment policy is to keep our cash treasury on deposit in an interest-bearing chartered bank account. Cash consists of cash on held with banks.
We expect our current capital resources will be sufficient to carry out our operations and product development plans for the foreseeable future. We are not subject to externally imposed capital requirements.
There has been no change to our approach to capital management during the year ended December 31, 2024.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period.
We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); or (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds US$700 million. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers
The following table sets forth certain information concerning the executive officers, directors and director nominees of the Company as of the date of this prospectus. Unless otherwise stated, the business address of our executive officers and directors is our corporate office of the Company located at 187 Ballardvale Street, Suite 110, Wilmington, Massachusetts 01887.
Name	Position
Executive Officers:
Jason Burinescu	Executive Chairman and Director
William Frain	Chief Executive Officer and Director
Bryan Cunningham	President
Omar Garcia Abrego	Chief Financial Officer and Corporate Secretary
Independent Directors and Independent Director Nominees:
Arjun Grewal	Independent Director
Linda Jacksta	Independent Director
Independent Director Nominee
The following are brief biographies of our executive officers, directors and director nominees.
Jason Burinescu (Executive Chairman and Director)
Jason Burinescu joined the Company in February 2025 and is a Managing Partner of Vision Equity Partner Solutions, an investment and advisory firm (“Vision”), since April 2024. Before Vision, Jason led business development and served as a senior member of the investment team at Fletch Equity, a Los Angeles based private equity firm that has completed more than US$1 billion in total transaction value, from January 2020 to March 2024. His investment experience is further augmented by his experience as a senior operating executive at a number of firms that he helped scale including SaaS cyber security company Vera, which was successfully acquired by Help Systems (private equity backed by TA Associates and Harvest Partners), and media companies Leftfield Pictures, which was acquired by ITV and Renegade 83, which was acquired by Entertainment One, now part of Lions Gate.
Bryan Cunningham (President)
Bryan Cunningham has served as President of the Company since January 2025. He is a lawyer, senior security expert, former CIA intelligence officer, and technology executive, who has a long career protecting the US and allied critical assets at home and around the globe against emerging threats. Mr. Cunningham is a long-time senior counsel and adviser to Palantir Technologies PLTR-Q, working with the company through its growth from fewer than 30 employees to more than 4,000. Since 2010, he has served as Executive Director of Palantir’s outside advisory board on privacy and civil liberties and has been a key officer at several other tech startups. Mr. Cunningham previously served as Deputy Legal Adviser to National Security Advisor Condoleezza Rice, worked with the US 9/11 Commission, and has been a senior advisor to the Chertoff Group. Mr. Cunningham has been involved in the critical aviation security space since shortly after 9/11, drafting significant portions of the Homeland Security Act and providing security and regulatory advice and counsel to the American Association of Airline Executives. He was awarded the National Intelligence Medal of Achievement for helping stand up the first US terrorism threat integration center and has served on numerous security-related government and private task forces.
William Frain (Chief Executive Officer and Director)
William Frain has served as Chief Executive Officer and a director of the Company since 2021. He has also served as Chief Executive Officer of DrawDown since 2018. Mr. Frain has over 25 years of management experience with international operations, government affairs and customer relations in the security industry. Mr. Frain was the Senior Vice President for L-3 Communications Securities and Detection Systems, Inc. (“L3 SDS”), the world’s leading supplier of security inspection systems. L3 SDS, is a global aerospace and national security company with approximately 38,000 employees worldwide and sales of approximately US$11 billion in 2017. With its corporate headquarters in New York City, L3 SDS is a prime contractor in aerospace systems and national security solutions, and a leading provider of a broad range of communication and electronic systems and products used on military and commercial platforms. Mr. Frain served as part of the management team for L3 SDS over twenty-five years in a variety of capacities, including General Manager, CFO, product line management and global sales and field service support. In addition, Mr. Frain led global sales, business development and key account management for L3 SDS. In 1993, Mr. Frain joined Vivid Technologies, Inc. (“Vivid”). As CFO, Mr. Frain led Vivid’s initial public offering on NASDAQ in 1996. Vivid was a pioneer in the security industry developing a high throughput automated screening system for explosives in checked baggage. In 2015, Mr. Frain completed the Wharton Executive Leadership Program, University of Pennsylvania and also received his Bachelor of Science degree from the School of Management, Boston College.
Omar Garcia Abrego (Chief Financial Officer and Corporate Secretary)
Omar Garcia Abrego has served as Chief Financial Officer and Corporate Secretary of the Company since 2021. Mr. Abrego has also served as Chief Financial Officer of DrawDown since 2018. He is a Canadian Chartered Professional Accountant (CPA, CA) with over 25 years of progressive international accounting experience with public and private companies. Mr. Abrego possesses a demonstrated ability to streamline business processes, develop and implement financial controls to improve efficiency and accuracy of the financial information, and has significant experience in business acquisition transactions. In addition, Mr. Abrego is proficient in all technical aspects of accounting, financial reporting and regulatory filing compliance for public companies. Most recently, Mr. Abrego was the CFO of Luca Mining Corp., a TSXV listed company. Additionally, Mr. Abrego has held multiple senior positions in various companies such as Xebra Brands, Ltd., Auryn Resources Inc., Cayden Resources Inc. (which was sold to Agnico Eagle Mining Limited for $205 million in November 2014), Farallon Mining Ltd. (which was also sold to Nyrstar NV for $420 million in January 2011), Graymont Limited and Deloitte LLP. Mr. Abrego holds a Bachelor of Public Accounting degree from Instituto Tecnológico y de Estudios Superiores de Monterrey and is also a Certified Public Accountant by the Mexican Institute of Public Accountants.
Arjun Grewal (Independent Director)
Arjun Grewal has served as a director of the Company since 2021. Since 2018, he has served as the Client Advocacy Program Lead for IBM Canada Ltd. Focused on collecting, analyzing, and actioning client feedback, Mr. Grewal is actively involved in managing and testing client experience improvements. Mr. Grewal is a 19-year veteran of the Canadian Armed Forces. Mr. Grewal served 12 years of his career with the Canadian Special Operations Forces, having deployed on operations globally. Mr. Grewal advises and provide insight to the Company in military and tactical contexts, as well as seek out emerging business and market opportunities.
Linda Jacksta (Independent Director)
Linda Jacksta has served as a director of the Company since 2021. She has over 35 years of experience with U.S. Customs & Border Protection (“CBP”), the largest law enforcement agency in the federal government. At CBP, Jacksta led efforts to manage threats to border security while also resolving operational challenges. Ms. Jacksta established an enterprise data analytics organization by enhancing partnerships with the intelligence community, creating CBP’s National Use and Force Control Board. Her most recent role was serving as the Deputy Executive Assistant Commissioner for Operations Support where she directed CBP intelligence, forensics, incident management, and international affairs functions. As Executive Director for the Cargo System Program Office, she led modernization efforts inside CBP’s multi-billion-dollar import/export system. Since 2021, Ms. Jacksta has served as President and Chief Executive Officer of the J2 Consulting Group LCC and studied at Thomas Edison State University. She also completed the Senior Executive Fellow program at the Harvard Kennedy School of Government in Boston and received the prestigious Presidential Rank Award, Meritorious Executive, for her leadership contributions to the U.S. federal government.

(Independent Director Nominee)
Share Ownership
As of June 2, 2025, our directors and executive officers, as a group, beneficially owned a total of 798,191 Common Shares, representing beneficial ownership of 1.5% of the Common Shares.
The table below sets forth the number of Common Shares beneficially owned by our directors and executive officers as of June 2, 2025. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options, RSUs, and warrants that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 51,976,722 outstanding Common Shares as of June 2, 2025.
Shareholdings of Directors and Executive Officers
Name of Beneficial Owner	Common Shares Held	Options	RSUs	Warrants	Number of Common Shares Beneficially Owned	Percent of Outstanding Common Shares
Jason Burinescu	—	87,500	—	—	87,500	*
Bryan Cunningham	—	37,500	—	—	37,500	*
William Frain	241,133	132,500	94,975	87,083	555,691	1.1%
Omar Garcia Abrego	—	20,000	—	—	20,000	*
Arjun Grewal	—	38,750	10,000	—	48,750	*
Linda Jacksta	—	38,750	10,000	—	48,750	*
Total	241,133	355,000	114,975	87,083	798,191	1.5%

*
Indicates percentage of less than one percent.

See “Executive Compensation” for the details of our directors’ and officers’ stock options and RSUs outstanding as of June 2, 2025.
Corporate Governance
We intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use foreign private issuer exemptions with respect to certain Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to U.S. domestic issuers.
National Instrument 58-101 — Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 — Corporate Governance Guidelines. The Guidelines are not prescriptive, but have been used, or will be used in connection with the consummation of this offering, by the Company in adopting its corporate governance practices. The Board and management of the Company consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out below.
Board of Directors
The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.
Director Independence
Our Board has determined that, upon consummation of this offering, three members of our Board will be “independent,” as defined under Nasdaq rules and for purposes of Canadian securities laws. Therefore, a majority of the directors on our Board will be independent. Messrs. Burinescu and Frain are not considered independent by virtue of their respective management positions.
For purposes of Nasdaq rules, an independent director means a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, subject to certain additional limitations. A director is considered to be independent for the purposes of Canadian securities laws if the director has no direct or indirect material relationship to the company. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Certain individuals, such as our employees and executive officers, are deemed by Canadian securities laws to have material relationships with us.
We will take steps to ensure that adequate structures and processes will be in place following the consummation of this offering to permit our Board to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation.
Corporate Governance Guidelines
Our Board will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the duties and responsibilities of the board of directors, director independence, executive sessions of independent directors, board leadership structure, director terms and limitations on board service, Chief Executive Officer evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, board agenda, materials and information, director access to company employees and independent advisors, board of directors communication with shareholders and others, director compensation and annual board of directors and committee performance evaluations. A copy of our corporate governance guidelines will be posted on the Company’s website at www.libertydefense.com.
Code of Ethics
We will adopt a Code of Business Conduct and Ethics in connection with this offering applicable to all of our directors, officers and employees. In addition, we will also adopt a Code of Ethics of our Chief Executive Officer and Financial Officers (“Code of Ethics”), which will be applicable to our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The Code of Ethics will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Business Conduct and Ethics will be to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times. A copy of our Code of Ethics will be posted on the Company’s website at www.libertydefense.com.
Insider Trading Policy
Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt an insider trading policy to set forth basic guidelines for trading in our securities and to preserve our confidential information so as to avoid any situation that might have the potential to damage our reputation, or which could constitute a violation of applicable securities law by our officers, directors, or employees. Under this policy, “insiders” (i.e., officers, members of the Board and other individuals having access to material non-public information) will be prohibited from trading in common shares and other securities on the basis of such material non-public information until after the information has been disclosed to the public. The obligation not to trade on inside information applies not only to our insiders, but also to persons who obtain such information from insiders and use it to their advantage. Thus, liability may be imposed upon us, our insiders and also outsiders who are the source of leaks of material information not yet disclosed to the public and the leaks coincide with purchases or sales of our securities (i) by such insiders or outsiders, (ii) by the us, or (iii) by “tippees” (including relatives, friends, investment analysts, etc.).

Conflicts of Interest
There may from time to time be potential conflicts of interest to which some of the directors or officers of the Company will be subject in connection with the operations of the Company. Some of the individuals appointed as directors or officers of the Company are also directors and/or officers of other reporting and non-reporting issuers. Conflicts, if any, will be subject to the procedures and remedies provided for under the BCBCA.
The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the Board of Directors of the Company, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest in respect of the Company and are required to comply with such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.
Audit Committee
Composition
The current members of the Company’s Audit Committee are Arjun Grewal (Chair), Willian Frain and Linda Lee Jacksta. Upon consummation of this offering, the members of the Company’s Audit Committee will be Arjun Grewal (Chair), Linda Lee Jacksta and           . Our board has determined that        qualifies as an “audit committee financial expert” as defined in applicable SEC rules. In addition, our Board has determined that each member of our Audit Committee is “independent,” as required by the U.S. Exchange rules, Rule 10A-3 of the Exchange Act and Canadian securities laws.
Relevant Education and Experience
The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is described below:
Arjun Grewal currently serves as the Client Advocacy Program Lead for IBM Canada Ltd. Focused on collecting, analyzing, and giving effect to client feedback. Mr. Grewal is actively involved in managing and testing client experience improvements. Mr. Grewal is a 19-year veteran of the Canadian Armed Forces and served 12 years of his career with the Canadian Special Operations Forces, having been deployed on operations globally.
Linda Lee Jacksta is a senior border security and intelligence leader with more than 35 years of service to the U.S. Department of Homeland Security’s (DHS) CBP. As a member of the Senior Executive Service (SES), she developed and implemented a wide range of solutions to address some of the agency’s most complex challenges. She led efforts to address border security threats and operational challenges, established an enterprise data analytics organization leveraging data for critical decision-making, developed extensive Intelligence Community (IC) partnerships, and was instrumental in formation of the agency’s National Use of Force Control Board.
In her most recent role as Deputy Executive Assistant Commissioner, Operations Support, Ms. Jacksta led and directed the intelligence, international affairs, planning and requirements development, data analytics, emergency preparedness, forensic/scientific services, and use of force policy functions in support of mission effectiveness for CBPs 60,000 employees. Currently, Ms. Jacksta is President and CEO of J2 Consulting Group, a Board Member of Defense Holdings, Ltd. and a Principal at Deep Water Point (a GTSC Strategic Partner).

Audit Committee Charter
The Board intends to adopt a new written charter for the Audit Committee, which will set out the Audit Committee’s responsibilities, including:
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reviewing the financial statements to be included in our annual report and review with the Board and the auditors the results of the annual audit and reviews any financial statements;

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reviewing and recommending to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, press releases, material change disclosures of a financial nature and similar disclosure documents;

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reviewing with our management and with our auditor and assessing significant accounting principles and disclosure issues and alternative treatments under IFRS all with a view to gaining reasonable assurance that financial statements present fairly, in all material respects, our financial position, cash flows and the results of our operations in accordance with IFRS;

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reviewing and assessing the adequacy and effectiveness of our system of internal control and management information systems, risk management policies and procedures, and financial reporting of any transaction between us, and investigating any alleged fraud;

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reviewing and discussing with our management our major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

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reviewing, discussing and investigating any alleged fraud involving our management or employees in relation to the internal controls, including our management’s response to any allegations of fraud;

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reviewing the financial reporting of any transaction between us and any officer, director or other “related party” or any entity in which any such person has a financial interest;

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recommending an auditor for nomination and the auditors compensation to the Board, overseeing the work of the auditors, establishing communication with the auditors, reviewing the independence of the auditor, the audit plan, the performance of the auditors, and the results of the external audit and the report thereon;

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monitoring and periodically reviewing our corporate policies and associated procedures, and hiring policies; and

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providing broad oversight of our financial, risk and control related activities.

Pre-Approval Policies and Procedures
The Audit Committee will pre-approve all non-audit services to be provided to us by its external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre- approval.
External Audit Service Fees
The following table sets forth the fees paid by the Company by the Company’s external auditors, Davidson & Company LLP, Chartered Professional Accountants, for services rendered in the last two fiscal years:
Nature of Services	2024 (C$)	2023 (C$)
Audit Fees(1)	236,316	105,522
Audit Related Fees(2)	63,769	103,624
Tax Fees(3)	28,220	32,620
All Other Fees(4)	—	—
Total	328,305	241,766

(1)
“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)
“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)
“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees,” “Audit related fees” and “Tax fees” above.

Compensation Committee
Composition
The current members of the Company’s Compensation Committee are Arjun Grewal (Chair) and William Frain. Upon consummation of this offering, the members of the Company’s Compensation Committee will be Arjun Grewal (Chair), William Frain and       . Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.
Charter
The Board intends to adopt a written charter for the Compensation Committee, which will set out the Compensation Committee’s responsibilities, including:
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reviewing, overseeing and evaluating the compensation policies of the Company;

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assessing the effectiveness of the Board, each of its committees and individual directors;

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administering any stock option or purchase plan of the Company or any other compensation incentive programs;

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assessing the performance of the officers and other members of the executive management team of the Company;

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reviewing and approving the compensation paid by the Company, if any, to consultants of the Company;

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reviewing and making recommendations to the Board on an annual basis concerning the level and nature of the compensation payable, if any, to the directors and officers of the Company;

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reviewing the performance objectives for senior executive officers and recommends any changes to the Board for consideration;

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reviewing on an annual basis the compensation of the directors and recommends any changes to the Board for consideration.

Corporate Governance Committee
Composition
The current members of the Company’s Corporate Governance Committee are Arjun Grewal (Chair) and William Frain. Upon consummation of this offering, the members of the Corporate Governance

Committee will be Arjun Grewal (Chair), William Frain and           . Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules.
Charter
The Board intends to adopt a written charter for the Corporate Governance Committee, which will set out the Corporate Governance Committee’s responsibilities, including:
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making recommendations to the Board with respect to the size, composition and structure of the Board;

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making recommendations to the Board with respect to the preferred experience and qualifications of new directors to be elected by shareholders;

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making recommendations to the Board with respect to qualified candidates for nomination for election to the Board at each annual general meeting of shareholders;

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making recommendations to the Board with respect to the appointment of qualified directors to each committee;

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making recommendations to the Board with respect to developing and overseeing an orientation program for new directors and a continuing education program for current directors;

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making recommendations to the Board with respect to Board succession; and

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conducting annual performance assessments of the Board.

EXECUTIVE COMPENSATION
The following table sets out all compensation paid, and in-kind benefits granted, by the Company and its subsidiaries to each executive officer and director for services in all capacities provided to the Company and its subsidiaries for the year ended December 31, 2024, including any contingent or deferred compensation accrued for the year, even if payable at a later date.
Executive Officer and Director Compensation for 2024 Fiscal Year(1)
Name and position	Salary/Fees(2)	Bonus(3)	Stock Options(4)	Total Compensation
Jason Burinescu Executive Chairman and Director	—	—	$196,785	$196,785
William Frain Chief Executive Officer and Director	$227,258	$50,000	$196,785	$474,043
Omar Garcia Abrego Chief Financial Officer and Corporate Secretary	$100,334	—	$28,112	$128,446
Arjun Grewal(3) Director	$30,000	—	$42,167	$72,167
Linda Lee Jacksta(4) Director	$30,000	—	$42,167	$72,167
Daryl Rebeck(5) Former Executive Chairman	$175,195	$162,890	$196,781	$534,866

(1)
No compensation is included in this table for Bryan Cunningham, our President, who joined the Company after December 31, 2024. The only compensation paid to Jason Burinescu during the 2024 Fiscal Year was the stock option granted to him on December 20 ,2024, as described in footnote 5. All amounts are in USD$ unless otherwise specified.

(2)
Amounts disclosed in this column include base salary or compensation paid to our executive officers and monthly fees paid to our directors.

(3)
The Bonus column includes: (i) a $50,000 bonus awarded to Mr. Frain in 2023, which remains unpaid as at December 31, 2024; and (ii) for Mr. Rebeck, bonuses equal to one percent (1%) of equity raised during financing activities, specifically $37,523 for 2022, $40,716 for 2023, and $84,651 for 2024. All of these amounts have been accrued but not paid.

(4)
Represents the grant date value of the stock options granted to our executive officers or directors on December 30, 2024, for the number of shares as follows: (i) Mr. Burinescu, 350,000 shares; (ii) Mr. Frain, 350,000 shares; (iii) Mr. Abrego, 50,000 shares; (iv) Mr. Grewal, 75,000 shares; (v) Ms. Jacksta: 75,000 shares; and (vi) Mr. Rebeck, 350,000 shares. Each option has an exercise price per share of C$0.80 and an expiration date of December 30, 2029. The grant date value of the stock options was determined using the Black-Scholes option model.

(5)
Daryl Rebeck was appointed Executive Chairman of the Company on March 17, 2021, and resigned on February 25, 2025.

Pension, Retirement, or Similar Benefits
The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement, or similar benefits to our executive officers or directors.
Stock Awards
Omnibus Long-Term Incentive Plan — Summary of Material Terms
Our executive officers and directors, together with all other employees, consultants, and service providers of the Company and its subsidiaries, are eligible to participant in the Company’s Omnibus Long-Term Incentive Plan, as amended and restated from time to time (the “Incentive Plan”). The Incentive

Plan is administered by the Board or a committee of the Board consisting of no fewer than three directors. It was established effective March 27, 2019, and was most recently approved by our shareholders at the Company’s annual general meeting on December 7, 2023. This summary of the Incentive Plan’s material terms is qualified in its entirety by the text of the Incentive Plan, which is attached hereto as Exhibit 10.1.
Awards.   The Incentive Plan provides for the grant of stock options, restricted share units (“RSUs”), and deferred share units (“DSUs”) to eligible participants. Awards are subject to the terms and conditions of the Incentive Plan and applicable award agreement. The award agreements may contain such terms as are considered necessary for compliance with any laws or regulations of any country or jurisdiction applicable to a participant or the Company.
Share Subject to the Plan.   The maximum number of Common Shares available for the grant and issuance of awards under the Incentive Plan and all other equity compensation plans sponsored by the Company as of any time shall not exceed ten percent (10%) of the Common Shares outstanding at such time on a non-diluted basis (the “Plan Limit”). The Company has reserved 1,200,000 Common Shares for the grant of RSUs and DSUs. Stock options can be granted from the remaining Common Shares up to the Plan Limit. The maximum number of Common Shares that can be issued to any one participant in a one-year period shall not exceed five percent (5%) of the Common Shares outstanding at such time (or two percent (2%) in the case of a consultant or a service provider who engages in certain investor relations activities on behalf of the Company).
Stock Options.   A stock option entitles a participant to acquire a designated number of Common Shares from the Company for a specified option price during the applicable exercise period. The Board determines the option price, which is generally required to be no less than the market value of the underlying shares at the time of grant, and the expiration date, which cannot be more than ten (10) years after the grant date. Stock options are subject to vesting terms determined by the Board. The option price for a stock option can be paid in cash or, with the Board’s approval, by net exercise or cashless exercise.
Restricted Share Units.   An RSU represents the right to acquire Common Shares from the Company at purchase price (which may be zero) determined by the Board, subject to such restrictions, vesting, and other conditions as the Board may determine at the time of grant. Vesting conditions may be based on continuing employment or other service, and/or the achievement of preestablished performance goals and objectives. The minimum vesting period for an RSU is one year, and no vesting period for an RSU can end later than December 31 of the third calendar year following the calendar year in which the RSU is granted. Unless otherwise specified in an award agreement, one-third of the RSUs granted to a participant shall vest on each of the first three anniversaries of the grant date. Unless otherwise specified in an award agreement, vested RSUs may be settled in shares, cash, or a combination thereof, at any time after they vest and prior to the expiration date, which shall not be later than five years after the vesting date.
Deferred Share Units.   A DSU represents the right to receive a designated number of Common Shares, their equivalent value in cash, or a combination of cash and shares, at any time during the period beginning on the date the participant ceases to be an eligible participant in the Incentive Plan (the “Termination Date”) and ending on December 15 of the second calendar year following the calendar year that includes the participant’s Termination Date (or such shorter period as may be specified in the award agreement). DSUs are subject to a minimum vesting period of at least one year following the grant date. The Board may award dividend equivalents in respect of DSUs on the same basis as cash dividends declared and paid on the Common Shares underlying such DSUs. Dividend equivalents will be credited to a participant’s account in the form of additional DSUs, subject to the same terms and conditions as the DSUs to which such dividend equivalents are credited.
Effects of Termination.   If a participant’s employment or other service is terminated by the Company for cause (including for, among other things, gross misconduct, theft, fraud, breach of confidentiality, or breach of the Company’s code of conduct), the participant shall immediately forfeit all vested and unvested awards. If a participant retires, any unvested award will continue to vest in accordance with its terms, and any vested awards will remain exercisable for six months thereafter (or until the expiration date, if earlier), subject to the participant’s continuing compliance with applicable post-termination restricted covenants. If a participant breaches any such restrictive covenants following retirement, the participant will be required to pay the Company any amounts realized on exercise of an award after such retirement. If a participant voluntarily terminates employment or other service, all unvested awards shall be forfeited, and any vested awards shall remain exercisable for 90 days thereafter (or until the expiration date, if earlier). If the participant’s employment or other service is terminated by the Company without cause, the participant shall be entitled to accelerated vesting of unvested awards on a pro-rata basis, and vested awards (after giving effect to such acceleration) shall remain exercisable for 90 days thereafter (or until the expiration date, if earlier). If a participant’s employment or other service terminates due to the participant’s death, all unvested awards shall immediately vest and remain exercisable for 180 days thereafter. If a participant is terminated without cause or resigns for good reason, in either case, within 12 months after a change in control of the Company (or after the date on which the Company has signed a written agreement to effect any such change in control), the participant’s unvested awards shall vest and may be exercised within 30 days after such termination.
Effects of Change in Control.   In connection with a change in control of the Company, the Board has the right to provide for the conversion or exchange on any outstanding awards into or for options, rights, units or other securities of substantially equivalent (or greater) value in any entity participating in or resulting from such change in control. The Board may also change the performance criteria or accelerate the vesting and/or expiration of outstanding awards to provide that the applicable performance conditions have been fully achieved and the awards are fully vested and conditionally exercisable upon (or prior to) the completion of the change in control. The Board also has the power to modify the terms of the Incentive Plan or any award to assist participants to tender into a take-over bid or other transaction leading to a change in control, including by permitting participants to conditionally exercise their awards.
Other Corporate Transactions.   In the event of a subdivision, consolidation, reclassification, reorganization, or other change in the Common Shares, a consolidation, merger, reorganization, amalgamation, plan of arrangement, spin-off, dividend payment, or recapitalization of the Company with or into another corporation, or distribution to the Company’s shareholders (other than an ordinary course dividend in cash or shares), the number and kind of Common Shares deliverable to a participant upon vesting or exercise of an award, and/or the price payable under the award for such Common Shares, shall be adjusted by the Board to maintain the participant’s economic rights in respect of their awards.
Plan Amendment and Termination.   The Board may amend the Incentive Plan or any award at any time subject to such shareholder approval as may be required by the principal stock exchange on which the shares are listed. Amendments requiring shareholder approval include, but are not limited to, amendments that would: (i) expand the class of eligible participants; (ii) increase the maximum number shares issuable under the Incentive Plan in the aggregate or to any participant or class of participants; (iii) change the method for determining option prices; (iv) extend the term of an award; (v) add a net exercise provision; (vi) reduce the exercise price of any award; or (vii) replace an existing award with a substitute award having a lower exercise price.
Subject to any required regulatory approval, the Board may terminate the Incentive Plan at any time without the consent of the participants, provided such termination shall not materially and adversely affect any awards previously granted under the Incentive Plan.
Outstanding Stock Awards
The following table discloses all stock awards granted to the Company’s executive officers and directors that were outstanding as of June 2, 2025.

Executive Officer and Director Outstanding Stock Awards
Name and Position	Type of Award(1)	Grant Date	Number of Underlying Common Shares	Exercise Price(2) (C$)	Expiration Date
Jason Burinescu(3) Executive Chairman and Director	Stock Options	12/30/2024	350,000	0.80	12/30/2029
William Frain(4) Chief Executive Officer and Director	RSU	10/16/2023	41,850	n/a	10/16/2028
	RSU	4/26/2022	20,000	n/a	4/26/2027
	RSU	6/10/2021	8,125	n/a	6/10/2026
	RSU	4/7/2021	25,000	n/a	4/7/2026
	Stock Options	12/30/2024	350,000	0.80	12/30/2029
	Stock Option	4/26/2022	20,000	4.10	4/26/2027
	Stock Option	4/7/2021	25,000	5.00	4/7/2026
	Operational Performance Shares	n/a	200,000	n/a	n/a
Omar Garcia Abrego(5) Chief Financial Officer and Corporate Secretary	Stock Options	12/30/2024	50,000	0.80	12/30/2029
	Stock Option	10/16/2023	7,500	1.90	10/16/2028
	Stock Option	4/26/2022	5,000	4.10	4/26/2027
	Stock Option	4/7/2021	10,000	5.00	4/7/2026
Arjun Grewal(6) Director	RSU	10/16/2023	10,000	n/a	10/16/2028
	Stock Option	12/30/2024	75,000	n/a	12/30/2029
	Stock Option	4/26/2022	7,500	4.10	4/26/2027
	Stock Option	4/7/2021	12,500	5.00	4/7/2026
Linda Lee Jacksta(7) Director	RSU	10/16/2023	10,000	n/a	10/16/2028
	Stock Options	12/30/2024	75,000	0.80	12/30/2029
	Stock Option	4/26/2022	7,500	4.10	4/26/2027
	Stock Option	7/28/2021	12,500	5.50	7/28/2026
Daryl Rebeck(8) Former Executive Chairman	RSU	10/16/2023	30,000	n/a	10/16/2028
	RSU	4/26/2022	20,000	n/a	4/26/2027
	RSU	4/7/2021	25,000	n/a	4/7/2026
	Stock Option	12/30/2024	350,000	0.80	12/30/2029
	Stock Option	4/26/2022	20,000	4.10	4/26/2027
	Stock Option	4/7/2021	25,000	5.00	4/7/2026

(1)
Each stock option represents the right to purchase the specified number of underlying Common Shares for the applicable exercise price during the period beginning on the applicable vesting date and ending on the expiration date. Each RSUs represents the right to elect to receive the specified number of Common Shares upon exercise of the RSU during the period beginning on the grant date and ending on the expiration date.

(2)
The exercise prices for each stock option is specified in Canadian dollars.

(3)
The stock options granted to Mr. Burinescu on 12/30/2024 vest in eight quarterly installments during the period beginning on 12/30/2024 and ending on 12/30/2026.

(4)
The RSU granted to Mr. Frain on 10/16/2023 vested in full on 10/16/2024. The RSU granted to Mr. Frain on 4/26/2022 vested in full on 4/26/2024. The RSU granted to Mr. Frain on 6/10/2021 vested in full on 6/10/2022. The RSU granted to Mr. Frain on 4/7/2021 vested in full on 4/7/2024. The stock options granted to Mr. Frain on 12/30/2024 vest in eight quarterly installments during the period beginning on 12/30/2024 and ending on 12/30/2026. The stock option granted to Mr. Frain on 4/26/2022 vested in eight quarterly installments during the period beginning on 7/26/2022 and ending on 4/26/2024. The stock option granted to Mr. Frain on 4/7/2021 vested in four semiannual installments during the period beginning on 10/7/2021 and ending on 4/7/2023. On 03/17/21, the Company deposited 200,000 Operational Performance Shares into escrow for the benefit of Mr. Frain. These shares will be released upon the achievement of specific performance milestones. Once the milestones are met, the shares will be distributed.
(5)
The stock options granted to Mr. Garcia on 12/30/2024 vest in eight quarterly installments during the period beginning on 12/30/2024 and ending on 12/30/2026. The stock option granted to Mr. Garcia on 10/16/2023 vests in eight quarterly installments during the period beginning on 1/16/2024 and ending on 10/16/2025. The stock option granted to Mr. Garcia on 4/26/2022 vested in eight quarterly installments during the period beginning on 7/26/2022 and ending on 4/26/2024. The stock option granted to Mr. Garcia on 7/28/2021 vested in four semiannual installments during the period beginning on 10/7/2021 and ending on 4/7/2023.

(6)
The stock options granted to Mr. Grewal on 12/30/2024 vest in eight quarterly installments during the period beginning on 12/30/2024 and ending on 12/30/2026. The RSU granted to Mr. Grewal on 10/16/2024 vested in full on 10/16/2024. The stock option granted to Mr. Grewal on 4/26/2022 vested in eight quarterly installments during the period beginning on 7/26/2022 and ending on 4/26/2024. The stock option granted to Mr. Grewal on 4/7/2021 vested in four semiannual installments during the period beginning on 10/7/2021 and ending on 4/7/2023.

(7)
The stock options granted to Ms. Jacksta on 12/30/2024 vest in eight quarterly installments during the period beginning on 12/30/2024 and ending on 12/30/2026. The RSU granted to Ms. Jacksta on 10/16/2024 vested in full on 10/16/2024. The stock option granted to Ms. Jacksta on 4/26/2022 vested in eight quarterly installments during the period beginning on 7/26/2022 and ending on 4/26/2024. The stock option granted to Ms. Jacksta on 7/28/2021 vested in eight quarterly installments during the period beginning on 10/28/2021 and ending on 7/28/2023.

(8)
The stock options granted to Mr. Rebeck on 12/30/2024 vest in eight quarterly installments during the period beginning on 12/30/2024 and ending on 12/30/2026. The RSU granted to Mr. Rebeck on 10/16/2023 vested in full on 10/16/2024. The RSU granted to Mr. Rebeck on 4/26/2022 vested in full on 4/26/2024. The RSU granted to Mr. Rebeck on 4/7/2021 vested in full on 4/7/2024. The stock option granted to Mr. Rebeck on 4/26/2022 vested in eight quarterly installments during the period beginning on 7/26/2022 and ending on 4/26/2024. The stock option granted to Mr. Rebeck on 4/7/2021 vested in four semiannual installments during the period beginning on 10/7/2021 and ending on 4/7/2023.

Service Contracts with Executive Officers and Directors
The following are summaries of the terms of all service contracts with the Company’s executive officers and directors that provide for benefits upon termination of service, as in effect for year ended December 31, 2024. Our service contracts with our non-employee directors do not provide for benefits upon termination of service and, as such, are not described below. These summaries are qualified in their entirety by the terms of the service agreements, which are attached hereto as Exhibits      and           .
William Frain — CEO and Director
Mr. Frain is party to an employment agreement dated December 7, 2018 (the “Frain Employment Agreement”) with DrawDown Technologies, Inc., a wholly-owned US subsidiary of DrawDown (“DrawDown US”), pursuant to which Mr. Frain serves as the Chief Executive Officer of DrawDown US. Mr. Frain’s term of employment under the Frain Employment Agreement (the “Term”) began on January 7, 2019, for an initial two-year period that is automatically renewed for successive one-year periods thereafter until terminated by either party. During the Term, Mr. Frain is entitled to: (i) an annual base salary of USD$275,000, subject to annual review and discretionary increase by the Board; (ii) an annual bonus for each year during the Term, based upon the achievement of annual performance goals established by the Board and subject to his continued employment through December 31 of such year; (iii) equity awards under DrawDown’s executive equity compensation program; (iv) health insurance coverage, with the employer paying 100% of the cost of individual coverage and 50% of the additional cost for family coverage; (v) other benefits, including, without limitation, retirement savings, dental, disability, employee life, group life, AD&D, travel accident insurance, and fringe benefits, if any, provided by the company and its affiliates, on the same terms and conditions generally applicable to other executives; (vi) 20 vacation days per year; and (vii) business expense reimbursement in accordance with the applicable policy of the company and its affiliates.
Upon his termination of employment for any reason, Mr. Frain is entitled to (i) payment of any earned but unpaid base salary; (ii) reimbursement for any previously incurred but unreimbursed business expenses; and (iii) receipt of any vested or earned amounts or benefits under any benefit plan in which he participates. If Mr. Frain’s employment is terminated by the company without “cause” or by Mr. Frain for “good reason” (as such terms are defined in the Frain Employment Agreement), then subject to his execution and non-revocation of a severance agreement and a release of claims, Mr. Frain will also be entitled a lump sum payment equal to the sum of (a) any annual bonus earned but unpaid as of his termination date plus (b) the base salary that, but for such termination of employment, he would have continued receiving until the earlier of (I) the last day of the Term and (II) the first anniversary of his termination date.
Omar Garcia Abrego — CFO and Corporate Secretary
Mr. Garcia is party to an executive employment agreement dated January 1, 2025, (the “Garcia Employment Agreement”). Under the terms of the Garcia Employment Agreement, Mr. Garcia is entitled to: (i) a base salary of C$240,000 per annum from January 1, 2025 to May 31, 2025, increasing to C$310,000 per annum effective June 1, 2025; (ii) a target bonus equal to 30% of base salary, plus a one-time bonus of C$30,000 upon successful NASDAQ uplisting, and an additional performance-based bonus of up to C$20,000 for 2025 performance; (iii) participation in the Company’s stock option plan and other equity-based incentive programs, subject to Board and regulatory approval; (iv) five weeks of paid vacation per calendar year; (v) employee health and benefit coverage as per the Company’s standard plans; and (vi) reimbursement for professional development and designation-related membership dues.
If terminated without cause, Mr. Garcia is entitled to: (i) continuation of benefits for 12 months; (ii) acceleration of all unvested equity awards and at least 90 days to exercise such awards; (iii) payment of any accrued but unused vacation; (iv) a severance payment equal to six months’ compensation and bonus (increased to twelve months if terminated on or after January 1, 2026), subject to execution of a full release. In the event of termination within one year following a Change of Control (and under specific qualifying conditions), Mr. Garcia is entitled to the same termination entitlements as set out above under a “termination without cause.”
Mr. Garcia is also bound by standard non-solicitation and confidentiality provisions and has fiduciary obligations consistent with his role as CFO of a public company.
Prior to his employment agreement, Mr. Gracia was party to a consulting agreement dated January 1, 2022, (the “Consulting Agreement”) with the Company, pursuant to which Mr. Garcia serves as the Company’s Chief Financial Officer and Corporate Secretary. The term of the Consulting Agreement (the “Term”) began on January 1, 2022, and continued until its replacement by the Garcia Employment Agreement. During the Term, Mr. Garcia was entitled to (i) a fee of C$11,000 per month for consulting services (plus any taxes payable on such services), subject to not less than annual review and discretionary increase by the Company; (ii) bonuses based on the achievement of performance goals determined by the Company’s Chief Executive Officer and approved by the Company’s Compensation Committee; (iii) stock options granted from time to time at the discretion of the Board; and (iv) business expense reimbursement in accordance with the Company’s guidelines, as in effect from time to time. The Consulting Agreement also imposed obligations on Mr. Garcia to protect the Company’s confidential information, assign intellectual property rights to the Company, and refrain from soliciting the Company’s employees, independent contractors, consultants, suppliers, licensors, licensees, contractors, agents, strategic partners, or other providers of products or services to the Company from terminating or modifying such relationships for a 12-month period following termination of the Consulting Agreement for any reason.
Mr. Garcia was permitted to terminate the Consulting Agreement and resign from his position as CFO and Corporate Secretary for any reason by providing the Company two months’ written notice. The Company was able to waive such notice in whole or in part by paying Mr. Garcia an amount equal to the fees for the balance of such two-month notice period. The Company was permitted to terminate the Consulting Agreement at any time with or without “just cause” (as defined in the Consulting Agreement). If the Consulting Agreement had been terminated by Mr. Garcia for any reason or by the Company for just cause, Mr. Garcia would not have been entitled to any severance payments or unearned bonuses (other than any payments in lieu of notice described above).
If the Company had terminated the Consulting Agreement without just cause, Mr. Garcia would have been entitled to the following benefits: (i) accelerated vesting of all outstanding unvested equity awards, which would have remained exercisable for period of not less than 90 days thereafter; and (ii) pay in lieu of notice equal to the sum of (a) three months of fees plus (b) an additional one month of fees for each full year that Mr. Garcia had been engaged by the Company, up to an aggregate maximum of six months of fees.
In lieu of the foregoing, if the Consulting Agreement had been terminated by the Company without just cause or by Mr. Garcia for “good reason” (as defined in the Consulting Agreement) within one year following a “change of control” (as defined in the Consulting Agreement), Mr. Garcia would have been entitled to a lump sum termination payment equal to two times the amount that he would have received if the Company had terminated the Consulting Agreement outside of such one-year period, up to an aggregate maximum of twelve months of fees.
Daryl Rebeck — Former Executive Chairman
Prior to his resignation on February 25, 2025, Mr. Rebeck was party to an employment agreement dated June 1, 2021 (the “Rebeck Employment Agreement”) with the Company, pursuant to which Mr. Rebeck served as the Company’s Executive Chairman and a Senior Member of the Executive Team. During the term of the Rebeck Employment Agreement, Mr. Rebeck was entitled to: (i) an annual salary of C$240,000; (ii) bonuses equal to one percent (1%) of any equity raised for the Company during financing activities; (iii) a family health coverage plan that covers health, dental and vision; (iv) stock options and RSUs as may be approved by the Board and the regulatory bodies; (v) 20 vacation days per year; and (vi) reimbursement of reasonable business expenses in accordance with the Company’s policies in effect from time to time. On January 1, 2024, Mr. Rebeck was furloughed by the Company, and the Rebeck Employment Agreement was amended to temporarily suspend salary payments but not medical benefits. Mr. Rebeck’s salary payments were reinstated in February 2024.
Either party could terminate the Rebeck Employment Agreement for just cause or due to the other party’s material default of any obligation, representation, or warranty thereunder. Upon termination of the Rebeck Employment Agreement for any reason, Mr. Rebeck was entitled to his monthly salary for the month in which such termination occurred. In addition, if the Company terminated the Rebeck Employment Agreement for any reason other than just cause or Mr. Rebeck’s material default of any obligation, representation, or warranty thereunder, Mr. Rebeck would be entitled to a termination fee equal to six months’ base salary plus six months of benefits.
Oversight and Description of Executive Officer and Director Compensation
The Compensation Committee is charged with reviewing, overseeing and evaluating the compensation policies of the Company, and the Corporate Governance Committee is charged with reviewing, overseeing and evaluating the governance and nominating policies of the Company. The Company’s compensation policies and programs are designed to be competitive with comparable companies in the defense technology industry and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people. The Company’s compensation policy is to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth equity compensation plan information of our issued and outstanding share capital as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, deferred share units and restricted share units (a)	Weighted-average exercise price of outstanding options, deferred share units and restricted share units (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders – Omnibus Long-Term Incentive Plan	Options: 3,227,250 DSUs: 0 RSUs: 536,325	Options: C$1.29 DSUs: NA RSUs: N/A	569,559 combined
Equity compensation plans not approved by the securityholders	N/A	N/A	N/A
Total	Options: 3,227,250 DSUs: 0 RSUs: 536,325	Options: C$1.29 DSUs: NA RSUs: N/A	569,559 combined

MAJOR SHAREHOLDERS
Major Shareholders
To the knowledge of the directors and executive officers of the Company, as of June 2, 2025, except as set forth below, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 5% of the voting rights attached to all outstanding Common Shares of the Company.
Name of Shareholder	Number of Common Shares	Percentage of Common Shares
CDS & Co.(1)	48,151,529	92.64%

(1)
The information is based on information provided by the Company’s transfer agent, Computershare Investor Services Inc. CDS & Co. is a share depository, the beneficial ownership of which is unknown to the Company.

There have not been any significant changes in the percentage ownership by persons who beneficially own 5% of the outstanding voting rights attached to our Common Shares in the last three (3) years.
Our major shareholders do not have different voting rights from other shareholders. As of June 2, 2025, there were a total of 87 record holders of our Common Shares, of which 45 record holders were resident in the United States, holding a total of 2,038,759 Common Shares, based on available information. This number represents approximately 51.72% of our total issued and outstanding Common Shares at that date.
We are a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We have adopted an audit committee charter, which requires the Audit Committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the Audit Committee. In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2022, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
Non-Brokered Private Placement
The Company closed a non-brokered private placement on June 8, 2023, whereby a total of 1,026,106 units were purchased at a purchase price of C$2.00 per share, with a total 513,053 share purchase warrants at an exercise price of C$3.00 per share, expiring on June 9, 2025. Daryl Rebeck, Former Executive Chairman, participated in this private placement as to a purchase of 50,000 units.
Related Party Loans
None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.
Since January 1, 2022, the Company has received a series of working capital loans in an aggregate amount of US$1,463,120 from directors, officers, or their related parties. These working capital loans are unsecured, non-interest bearing and lack specified maturity dates. As of December 31, 2024, the outstanding balance remaining under such loans is US$74,657.

SHARES ELIGIBLE FOR FUTURE SALE
Our Common Shares are listed on the TSXV under the symbol “SCAN,” quoted on the OTCQB under the symbol of “LDDFF” and listed on the FSE under the symbol of “E30.” Upon completion of this offering, we will have                 Common Shares issued and outstanding (or           Common Shares if the underwriter exercises the Over-Allotment Option in full). All of the Common Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time.
In addition, as of December 31, 2024, (i) up to an aggregate of 20,074,968 Common Shares are issuable upon the exercise of outstanding common share purchase warrants, which are exercisable at a weighted average exercise price of C$1.22 per Common Share, (ii) up to an aggregate of 3,227,250 Common Shares are issuable upon the exercise of outstanding stock options at a weighted average exercise price of C$1.29 per Common Share and (iii) up to an aggregate of 536,325 Common Shares issuable with respect to outstanding RSUs, which are subject to vesting.
Rule 144
In general, a person who has beneficially owned restricted Common Shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale; (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; (iii) we have filed all reports and other materials required by the Exchange Act during the preceding 12 months and (iv) one year has elapsed from the initial filing of this prospectus with the SEC. Persons who have beneficially owned restricted shares of our Common Shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:
•
1% of the number of Common Shares then outstanding, which will equal approximately        Common Shares immediately after this offering; or

•
the average weekly trading volume of our Common Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and that such sales must also comply with the manner of sale and notice provisions of Rule 144, to the extent applicable.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases Common Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Common Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Registration Statements on Form S-8
Following the completion of this offering, we may file one or more registration statements on Form S-8 under the Securities Act, which would become effective immediately upon filing, to register all of the Common Shares reserved for issuance under our equity incentive plans that may be in effect from time to time. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements
The Company, our directors and executive officers and shareholders who own 5% or more of any class of our equity securities issued and outstanding immediately prior to this offering, have agreed, subject to certain exceptions, not to sell or otherwise dispose of Common Shares or any securities convertible into or exchangeable for Common Shares for a period of one hundred eighty (180) days after the date of this prospectus without the prior written consent of the underwriter. See “Underwriting.”

UNDERWRITING
We have entered into an underwriting agreement with                 , or the underwriter, with respect to the securities subject to this offering.
Subject to certain conditions, we have agreed to sell to the underwriter such securities listed next to its name in the below table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.
UNDERWRITER	Number of Common Shares

Total
The underwriting agreement provides that the obligation of the underwriter to purchase the securities offered by this prospectus is subject to certain conditions. The underwriter is obligated to purchase all of the securities offered hereby other than those covered by the option to purchase additional securities described below. The underwriter is offering the securities, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Over-Allotment Option
We have granted a 45-day option to the underwriter, exercisable one or more times in whole or in part, to purchase up to an additional                 Common Shares, representing 15% of the Common Shares sold in this offering, solely to cover over-allotments, if any.
The Over-Allotment Option purchase price to be paid per additional Common Share by the underwriter shall be equal to the public offering price of one Common Share, less the underwriting discounts payable by us.
Discounts, Commissions and Expenses
The underwriter proposes to offer the securities purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$ per security. After this offering, the public offering price and concession may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
In connection with the sale of the Common Shares to be purchased by the underwriter, the underwriter will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriting discounts and commissions will be 7.5% of the gross proceeds of this offering, or US$       per Common Share, based on the public offering price per security set forth on the cover page of this prospectus.
We have also paid an advance of US$30,000 to the underwriter (the “Advance”), which will be applied against the accountable expenses that will be paid by us to the underwriter in connection with this offering. The Advance will be returned to us to the extent not actually incurred by the underwriter in accordance with Financial Industry Regulation Authority (“FINRA”) Rule 5110(g)(4)(A).
We have agreed to reimburse the underwriter for up to US$75,000 of the underwriter’s reasonable and accountable out-of-pocket expenses (other than legal fees and expenses) relating to the offering and up to US$125,000 for the fees and expenses of the underwriter’s legal counsel upon the closing of this offering.
We have also agreed to pay the underwriter a non-accountable expense allowance in the amount of one percent (1.0%) of the gross proceeds from this offering, or US$      .
We estimate that our total offering expenses for this offering, net of the underwriting discounts and commissions, will be approximately US$      .

The following table summarizes the underwriting discounts and commissions and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriter of the Over-Allotment Option:
	Price Per Share		Total Without Over-Allotment Option		Total With Full Exercise of Over-Allotment Option
Public offering price	US	$	US	$	US	$
Underwriting discounts and commissions (7.5%)	US	$	US	$	US	$
Proceeds, before expenses, to us	US	$	US	$	US	$
Indemnification
We have also agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act and to contribute to payments that the underwriter may be required to make in respect of those liabilities.
Lock-Up Agreements
We have agreed that, for a period of one hundred eighty (180) days following the date of this prospectus, without the prior written consent of the underwriter, and subject to certain exceptions, neither we nor any of our subsidiaries shall (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company. These restrictions do not apply in the following circumstances, subject to certain requirements:
•
the adoption of an equity incentive plan and the grant of awards pursuant to any equity incentive plan, and the filing of a registration statement on Form S-8 relating to such a plan;

•
the issuance of equity securities in connection with an acquisition or a strategic relationship, which may include the sale of equity securities;

•
the issuance of equity securities upon the exercise or conversion of options, warrants or other convertible securities outstanding on the date of this prospectus; and

•
the filing of a resale registration statement with respect to existing registration rights of the Company.

In addition, our directors and officers and certain of our shareholders have entered into lock-up agreements with the underwriter. Under the lock-up agreements, for a period of one hundred eighty (180) days following the date of this prospectus, without the prior written consent of the underwriter, the foregoing persons may not make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. These restrictions do not apply in the following circumstances, subject to certain requirements:
•
transfers of securities acquired in the offering or in open market transaction on or after completion of the offering;

•
transfers as a bona fide gift or gifts, or charitable contribution(s);

•
transfers to any immediate family member or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of such person;

•
transfers to any corporation, partnership, limited liability company, or other business entity all of the beneficial ownership interests of which are held by the lock-up party and/or the immediate family of such person;

•
if a corporation, partnership, limited liability company, trust or other business entity transfers (a) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate, (b) in the form of a distribution to limited partners, limited liability company members or shareholders, or (c) in connection with a sale, merger or transfer of all or substantially all of the assets or any other change of control, not undertaken for the purpose of avoiding the restrictions imposed by such lock-up agreement;

•
transfers that occur by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•
if a trust, to the beneficiary of such trust;

•
transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up party;

•
vesting, settlement or exercise of any restricted stock awards or options to purchase Common Shares granted under any employee benefit plan of the Company; provided that any Common Shares acquired in connection with any such exercise will be subject to the same lock-up agreement restrictions;

•
exercise or conversion of warrants, convertible preferred stock or any other security convertible into or exercisable for Common Shares; provided that any Common Shares acquired in connection with any such exercise or conversion will be subject to the same lock-up agreement restrictions; and

•
establishing a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided that (i) such plan may only be established if no public announcement or filing with the SEC, or other applicable regulatory authority, is made in connection with the establishment of such plan during the 90-day restricted period (except as required by law or regulation) and (ii) no sale of Common Shares are made pursuant to such plan during the 90-day restricted period.

Underwriter Warrants
Upon the closing of this offering, we have agreed to issue to the underwriter, or its designees, underwriter warrants (the “Underwriter Warrants”) to purchase a number of Common Shares equal to an aggregate of 5% of the total number of Common Shares sold in this offering, including any Common Shares sold pursuant to the Over-Allotment Option. The Underwriter Warrants will be exercisable at a per share exercise price equal to 125% of the offering price of the Common Shares sold in this offering, or US$      . The Underwriter Warrants will be exercisable commencing six months after the closing of this offering and will expire five years from the commencement of sales in this offering. The Underwriter Warrants will contain cashless exercise provisions, a market standoff provision and other customary provisions consistent with FINRA Rule 5110(g)(8), and will not be callable or terminable prior to their expiration date. The Underwriter Warrants will be issued in a private placement reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.
The Underwriter Warrants and the Common Shares underlying the Underwriter Warrants are deemed compensation by FINRA and are therefore subject to a one hundred eighty (180)-day lock-up pursuant to Rule 5110(e)(1) of FINRA. Neither the underwriter nor its permitted assignees under such rule, may sell, transfer, assign, pledge, or hypothecate the Underwriter Warrants or the securities underlying the Underwriter Warrants, nor will the underwriter engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter Warrants or the underlying shares for a period of one hundred eighty (180) days from the date of commencement of sales in this offering, except to any underwriter and selected dealer participating in this offering and their bona fide officers or partners. The Underwriter Warrants will provide for adjustment in the number and price of the Underwriter Warrants and the Common Shares underlying such Underwriter Warrants in the event of recapitalization, merger, stock split or other structural transaction.

Tail Financing
The underwriter shall be entitled to compensation with respect to any public or private offering of securities or other financing or capital raising transaction of any kind (“Tail Financing”) to the extent that such financing or capital is provided to us by investors whom the underwriter has contacted or introduced us to, if such Tail Financing is consummated at any time within the twelve (12) month period following the expiration or termination of the engagement letter between the underwriter and us dated July 29, 2024 (the “Engagement Letter”).
Right of First Refusal
We have granted the underwriter or any of its affiliates a right of first refusal, for a period of twenty-four (24) months from the closing of this offering to act as sole book-runner, sole manager, sole placement agent or sole agent with respect to (i) any financing or refinancing of any of our indebtedness using a manager or agent and (ii) any public offering (including at-the-market facility) or private placement or any other capital-raising financing of equity, equity-linked or debt securities using an underwriter.
Electronic Distribution
This prospectus and the accompanying prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus and the accompanying prospectus in electronic format, the information on the underwriter’s website or our website and any information contained in any other websites maintained by the underwriter or by us is not part of this prospectus, the accompanying prospectus or the registration statement of which this prospectus and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriter in its capacity as the underwriter, and should not be relied upon by investors.
Passive Market Making
In connection with this offering, the underwriter and selling group members may also engage in passive market making transactions in our Common Shares. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
Listing
Our Common Shares are listed on the TSXV under the symbol “SCAN,” quoted on the OTCQB under the symbol of “LDDFF” and listed on the FSE under the symbol of “E30.” We intend to apply to list our Common Shares on Nasdaq under the symbol “LDHL.” No assurance can be given that our application will be approved. It is a condition precedent to the underwriter’s obligation to purchase the securities being offered in this offering that Nasdaq approve the listing of our Common Shares. Accordingly, if Nasdaq does not approve the listing of our Common Shares, we will not and cannot proceed with this offering.
Price Stabilization, Short Positions and Penalty Bids
In connection with the offering, the underwriter may engage in stabilizing transactions, short sales and syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:
•
Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
A short position involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriter in excess of the number of shares it is obligated to purchase is not greater than the number of shares that they may purchase by exercising its option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares that the underwriter may purchase pursuant to its option to purchase additional shares. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•
Syndicate covering transactions involve purchases of the Common Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through its option to purchase additional shares. The underwriter may close out any covered short position by either exercising its option to purchase additional shares and/or purchasing shares in the open market. A naked short position can only be closed out by buying shares in the open market.

•
Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the Common Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.
Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.
Pricing of the Offering
The public offering price will be determined by arm’s length negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expect to consider a number of factors including:
•
the trading price of our Common Shares on the TSXV, the OTCQB and the FSE and the information set forth in this prospectus and otherwise available to the underwriter;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded Common Shares of generally comparable companies; and

•
other factors deemed relevant by the underwriter and us.

Neither we nor the underwriter can assure investors that an active trading market will develop for the Common Shares, or that the Common Shares will trade in the public market at or above the initial public offering price.
Other Relationships
The underwriter is a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which it may receive customary fees and reimbursement of expenses. In the ordinary course of its various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Offer Restrictions Outside the United States
Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Canada
All purchasers participating in this offering may not offer for sale, sell, dispose of or otherwise transfer any of the Securities in Canada or over the facilities of the TSX Venture Exchange or any other exchange in Canada upon which the Common Shares may be trading, for a period of 4 months and one day from the date of issuance of the Closing Securities.
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions (NI 45-106) or subsection 73.3(1) of the Securities Act (Ontario) as supplemented by the definition in NI 45-106, and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LIMITATIONS ON RIGHTS OF NON-CANADIANS
We are incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Certain Canadian Federal Income Tax Considerations” below.
There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.
The following discussion summarizes the principal features of the Investment Canada Act for a non-Canadian (as defined under the Investment Canada Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.
The Investment Canada Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business that is not a Canadian “cultural business” is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.
A non-Canadian would acquire control of our Company for the purposes of the Investment Canada Act through the acquisition of common shares if the non-Canadian acquired a majority of the voting interests in our Company.
Further, the acquisition of less than a majority but one-third or more of the voting interests in our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of such voting interests.
For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is C$5 million or more.
For a proposed indirect acquisition by an investor other than a so-called “WTO” investor that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly is C$50 million or more.
In the case of a direct acquisition by a “WTO investor” that is not a state-owned enterprise, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2025, this amount is C$1.386 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is C$2.079 billion for 2025); each year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Canada Act because of the perceived sensitivity of the cultural sector. We do not believe that the Company is a Canadian cultural business as the term “cultural business” is defined in the Investment Canada Act.
If the Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security”, the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act.
Certain transactions, except those to which the national security provisions of the Investment Canada Act may apply, relating to the acquisition of common shares of our Company, are exempt from the Investment Canada Act, including:
(a)
the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)
the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

(c)
the acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through the ownership of voting interests, remains unchanged.

DESCRIPTION OF SHARE CAPITAL
The following description of the material terms of the securities of the Company includes a summary of specified provisions of the Notice of Articles (the “Articles”) of the Company. This description is qualified by reference to the Articles, a copy of which have been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part and incorporated in this prospectus by reference.
Authorized Capital
Common Shares
The Company’s authorized capital consists of an unlimited number of Common Shares, no par value. All of the issued Common Shares are fully paid and non-assessable Common Shares in the capital of the Company. The Company does not own any of its Common Shares.
As of June 2, 2025 and December 31, 2024, there were 51,976,722 and 43,331,347 Common Shares, respectively, issued and outstanding.
Warrants
As of June 2, 2025 and December 31, 2024, there were 8,826,915 and 20,074,968 common share purchase warrants, respectively, outstanding with a weighted average exercise price of C$2.15 and C$1.22, respectively. As of June 2, 2025, the following common share purchase warrants are outstanding:
Number of Warrants	Exercise Price (C$)	Expiry Date
85,525	$3.00	June 8, 2025
1,782,764	$3.00	October 5, 2026
60,723	$2.00	October 5, 2026
2,032,312	$0.55	December 18, 2026
545,237	$1.51	January 12, 2027
100,000	$1.51	February 5, 2027
909,091	$2.00	February 28, 2027
212,170	$1.65	March 20,2027
1,515,500	$2.05	March 20,2027
19,051	$2.00	June 27, 2027
461,533	$1.51	August 13, 2027
144,674	$2.75	October 27, 2027
958,335	$5.00	October 27, 2027
Options
As of June 2, 2025 and December 31, 2024, there were 3,198,500 and 3,227,250 options, respectively, to purchase Common Shares outstanding with a weighted average exercise price of C$1.30 and C$1.29, respectively, which have been issued to our directors, officers, employees, and consultants pursuant to the terms and conditions of the Incentive Plan, which is described in detail under the section entitled “Executive Compensation.” As of June 2, 2025, the following options are outstanding:

Number of Options	Exercise Price (C$)	Expiry Date
108,000	$5.00	April 7, 2026
10,000	$5.00	June 10, 2026
12,500	$5.50	July 28, 2026
9,000	$6.50	July 28, 2026
46,500	$4.60	November 1, 2026
10,000	$3.60	January 14, 2027
153,500	$4.10	April 26, 2027
12,500	$2.90	August 16, 2027
6,000	$2.20	November 21, 2027
9,500	$1.80	April 26, 2028
106,000	$1.90	October 16, 2028
2,715,000	$0.80	December 30, 2029
Restricted Share Units
As of June 2, 2025 and December 31, 2024, there were 347,225 and 536,325 outstanding restricted share units, respectively. As of June 2, 2025, the following restricted share units are outstanding:
Number of Restricted Share Units	Exercise Price (C$)	Expiry Date
25,000(1)	N/A	April 7, 2026
20,875(1)	N/A	June 10, 2026
15,000(1)	N/A	January 14, 2027
20,000(1)	N/A	April 24, 2027
123,850(1)	N/A	October 16, 2028
127,500(1)	N/A	February 28, 2029
15,000(2)	N/A	August 19, 2029

(1)
Restricted share units are fully vested.

(2)
The Company granted a total of 30,000 restricted share units, of which 22,500 are fully vested. The remaining 7,500 restricted share units from this grant will vest on August 19, 2025. As of June 2, 2025, a total of 15,000 restricted share units have been exercised from this grant.

A reconciliation of the number of Common Shares outstanding at the beginning and end of the fiscal year ended December 31, 2024 can be found in Note 12 of our audited consolidated financial statements for the fiscal year ended December 31, 2024 included elsewhere in this prospectus.
Notice of Articles
Objects and Purposes
The Articles do not contain a description of our objects and purposes. There is no restriction contained in our Articles on the business that we may carry on.
Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors
Other than as disclosed below, the Articles do not restrict our director’ power to: (a) vote on a proposal, arrangement or contract in which the directors are materially interested; or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum.

Article 17 of the Articles deals with a directors’ disclosable interest (as defined in the BCBCA) in contracts or transactions into which the Company has entered or proposes to enter. Article 17.2 provides that a director who holds such a disclosable interest is not entitled to vote on any directors’ resolution to approve such contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.
Pursuant to the BCBCA, a director holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company, (b) the Company has entered, or proposes to enter, into the contract or transaction, and (c) the director has a material interest in the contract or transaction or the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. Pursuant to the BCBCA, a director does not have a disclosable interest in a number of prescribed situations, including without limitation in respect of a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director of the Company.
The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to the Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the BCBCA, for any other purpose. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.
Borrowing Powers of Directors
Pursuant to Article 8 of the Articles, the Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.
Amendment to the borrowing powers described above requires an amendment to the Articles by special resolution at a meeting of shareholders. Under the Articles, the majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.
Qualifications of Directors
The Articles do not specify a retirement age for directors.
Directors are not required to be a shareholder of the Company.
Section 124 of the BCBCA provides that an individual is not qualified to become or act as a director of a company if that individual is: (1) under the age of 18 years; (2) found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs; (3) an undischarged bankrupt; or (4) convicted in or out of the Province of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless (a) the court orders otherwise; (b) 5 years have elapsed since the last to occur of (i) the expiration of the period set for suspension of the passing of sentence without a sentence having been passed; (ii) the imposition of a fine; (iii) the conclusion of the term of any imprisonment; and (iv) the conclusion of the term of any probation imposed; or (c) a pardon was granted or issued, or a record suspension ordered, under the Criminal Records Act (Canada) and the pardon or record suspension, as the case may be, has not been revoked or ceased to have effect. A director who ceases to be qualified to act as a director of the Company must promptly resign.
Section 120 of the BCBCA provides that a public company must have at least three directors.

Rights, Preference and Restrictions
The holders of the Common Shares are entitled to one vote per share at meetings of shareholders, to receive dividends if, as and when declared by the Board (subject to the rights of securities, if any, having priority over the Common Shares) and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding-up (subject to the rights of securities, if any, having priority over the Common Shares).
The Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.
The rights of shareholders of the Company may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of the Company’s shareholders called and held in accordance with the Articles and applicable law.
Shareholder Meetings
The BCBCA provides that: (i) a general meeting of shareholders must be held in the Province of British Columbia, unless otherwise provided in the Company’s Articles or as approved by ordinary resolution of shareholders; (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of Common Shares entitled to vote at the meeting, are present in person; (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.
Limitations on Ownership of Securities
Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the Company’s constating documents.
Change in Control
There are no provisions in the Company’s constating documents or under applicable corporate law that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.
Ownership Threshold
There are no provisions in the Company’s constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities. This threshold is higher than the 5% threshold under United States securities legislation at which shareholders must report their share ownership.
Changes to Capital
There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than is required by the corporate laws of the Province of British Columbia for as long as the Company is a public company. Otherwise, Section 26.3 of the Articles provides that no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.
Exchange Controls
Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below under the sections “Certain United States Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations.”
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our Common Shares by a U.S. Holder (as defined below) that acquires our Common Shares in this offering. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire our Common Shares.
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), the regulations promulgated under the Code (which we refer to as the “U.S. Treasury Regulations”), the income tax treaty between Canada and the United States (which we refer to as the “Treaty”), published rulings of the U.S. Internal Revenue Service (which we refer to as the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable, in each case, as in effect and available as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS THAT MAY APPLY TO A U.S. HOLDER AS A RESULT OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES PURSUANT TO THIS OFFERING.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons, as described in Section 7701(a)(30) of the Code, who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person by electing to apply Section 7701(a)(30) of the Code to the trust.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Common Shares, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of our Common Shares generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of our Common Shares.
This discussion applies only to a U.S. Holder that holds our Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than the certain U.S. federal income tax consequences explicitly discussed below, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:
•
are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

•
are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

•
are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

•
have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar;

•
own our Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•
acquire our Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;

•
are partnerships, S-corporations or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships, S-corporations and entities);

•
are subject to special tax accounting rules or are required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement;

•
own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

•
are controlled foreign corporations or passive foreign investment companies;

•
own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares;

•
hold our Common Shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

•
are former U.S. citizens or former long-term residents of the United States.

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of Common Shares pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of Common Shares pursuant to this prospectus).
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our Common Shares.
The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Common Shares. U.S. Holders should consult their tax advisors concerning the tax consequences applicable to their particular situations.
Taxation of Distributions to U.S. Holders
Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividends, the amount of any distribution (including a deemed distribution) of cash or other property (other than certain distributions of our shares or rights to acquire our shares) paid on our Common Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions (including deemed distributions) in excess of such earnings and profits generally will be applied against and reduce a U.S. Holder’s basis in the Common Shares held by such U.S. Holder (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such Common Shares (the treatment of which is described under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders” below). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.
Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to individuals and other non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders” below) applicable to “qualified dividend income”, provided that certain conditions are satisfied, including that (i) our Common Shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, and (ii) we are not a PFIC (nor treated as such with respect to a U.S. Holder) at the time the dividend was paid or in the previous year. If such requirements are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. Holder will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize a capital gain or loss on the sale or other taxable disposition of our Common Shares. The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition, and (ii) such U.S. Holder’s adjusted tax basis in the Common Shares so disposed of U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S. Holder generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital.
Any capital gain or loss recognized generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at rates of taxation lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations.
Any gain or loss recognized by a U.S. Holder will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any non-U.S. tax imposed on the disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources. U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of Common Shares, including the availability of the foreign tax credit under its particular circumstances and the effects of any applicable income tax treaties, any proposed or final Treasury Regulations, and IRS guidance.
Passive Foreign Investment Company (“PFIC”) Rules
A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of assets giving rise to passive income. Cash is generally a passive asset for these purposes.

Although PFIC status is determined annually, an initial determination that a non-U.S. corporation is a PFIC generally will apply for subsequent years to a U.S. Holder who held its stock while it was a PFIC, whether or not it meets the test for PFIC status in those subsequent years. Based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.
If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Common Shares and such U.S. Holder did not make either a timely mark-to-market election or a qualified electing fund (which we refer to as “QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Common Shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by such U.S. Holder on the sale or other disposition of our Common Shares (which may include gain realized by reason of transfers of our Common Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes), and (ii) any “excess distribution” made to such U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of such U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Shares held by such U.S. Holder). Under these special tax rules:
•
such U.S. Holder’s gain or excess distribution will be allocated ratably over such U.S. Holder’s holding period for the Common Shares held by such U.S. Holder;

•
the amount allocated to such U.S. Holder’s taxable year in which such U.S. Holder recognized the gain or received the excess distribution, or to the period in such U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of such U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to such U.S. Holder without regard to such U.S. Holder’s other items of income and loss for such year; and

•
an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on such U.S. Holder with respect to the tax attributable to each such other taxable year of such U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid application of the PFIC tax consequences described above with respect to our Common Shares by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
Alternatively, if a U.S. Holder, at the close of such U.S. Holder’s taxable year, owns shares in a PFIC that are treated as marketable stock, such U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If such U.S. Holder makes a valid mark-to-market election for the first taxable year of such U.S. Holder in which such U.S. Holder holds (or is deemed to hold) our Common Shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to the Common Shares held by such U.S. Holder. Instead, in general, such U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of the Common Shares held by such U.S. Holder at the end of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Such

U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in such Common Shares over the fair market value of such Common Shares at the end of such U.S. Holder’s taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Such U.S. Holder’s basis in such Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such Common Shares will be treated as ordinary income.
The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years, unless our Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our Common Shares under their particular circumstances.
If we are or become a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC, or U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. Additionally, we may not hold a controlling interest in any such lower-tier PFIC, and, therefore, there can be no assurance that we will be able to cause such lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (or any successor form), whether or not a QEF or mark-to-market election is made, and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS (potentially including with respect to items that do not relate to a U.S. Holder’s investment in our Common Shares).
Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.
In addition, U.S. Holders of PFICs are required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require, which filing obligation would generally commence in the first tax year in which the Company is classified as a PFIC and in which such U.S. Holder holds Common Shares. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Common Shares should consult their tax advisors concerning the application of the PFIC rules to our Common Shares under their particular circumstances. U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF or mark-to-market election with respect to the Company or any subsidiary PFIC.

Additional Tax Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Information Reporting; Backup Withholding Tax
Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.
The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares acquired pursuant to this offering by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with, and is not affiliated with, the Company, (iii) beneficially owns Common Shares as capital property, (iv) does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business or a part of a business carried on or deemed to be carried on in Canada, and (v) is not a “registered non-resident insurer” or “authorized foreign bank” within the meaning of the Tax Act, or other holder of special status, and (b) for the purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), is a resident of the U.S., has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and is a qualifying person or otherwise qualifies for the full benefits of the Convention. Common Shares will generally be considered to be capital property to a holder unless such Common Shares are held in the course of carrying on a business of buying or selling securities or an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders.”
This summary does not deal with special situations, such as the particular circumstances of traders or dealers or holders who have entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of any of the Common Shares. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisors.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. It also takes into account all proposed amendments to the Tax Act and the Regulations publicly released by the Minister of Finance (Canada) (the “Tax Proposals”) prior to the date hereof and assumes that all such Tax Proposals will be enacted as currently proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder and no representation with respect to the federal income tax consequences is made to any particular U.S. Holder or prospective U.S. Holder. The tax consequences to a U.S. Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.
Currency Conversion
In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.
Dividends
Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on the Common Shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by the Company to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company that owns at least 10% of the Company’s voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.
Dispositions
Upon the disposition of a Security, a U.S. Holder will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the U.S. Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the U.S. Holder of the particular Security immediately before the disposition or deemed disposition.
A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Holder on a disposition of Securities, unless such Securities constitute “taxable Canadian property” (as defined in the Tax Act) of the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention.
Provided that the Common Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the Nasdaq) at the time of the disposition, a Common Share will generally not constitute taxable Canadian property of a U.S. Holder at such time unless: (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Common Share: (i) 25% or more of the issued shares of any class or series of the share capital of the Company were owned by, or belonged to, one or any combination of (x) the U.S. Holder, (y) persons with whom the U.S. Holder did not deal at arm’s length (within the meaning of the Tax Act) and (z) partnerships in which the U.S. Holder or a person referred to in (y) held a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada, (B) Canadian resource property (as defined in the Tax Act), (C) timber resource property (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Common Share is otherwise deemed under the Tax Act to be taxable Canadian property.
If a Common Share is taxable Canadian property to a U.S. Holder, any capital gain realized on the disposition or deemed disposition of such Common Share may not be subject to Canadian federal income tax pursuant to the terms of the Convention. U.S. Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

LEGAL MATTERS
McGuireWoods LLP, New York, New York, is acting as counsel to our Company regarding U.S. securities law. McMillan LLP, Vancouver, Canada, is acting as counsel to our Company regarding Canadian securities law and has provided an opinion on the validity of the securities being offered pursuant to this prospectus. Dentons US LLP, New York, New York, is acting as counsel for the underwriter.
EXPERTS
Davidson & Company LLP, our current independent accountant, has consented to the inclusion of its report with respect to Liberty Defense Holdings, Ltd.’s consolidated financial statements as of and for the year ended December 31, 2024 in this prospectus, in the form and context in which they are included, and has authorized the contents of that part of the Registration Statement. The audit report covering the December 31, 2024 consolidated financial statements contains an explanatory paragraph that states that the Company’s significant losses and negative operating cash flows raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
The business address of Davidson & Company LLP is 609 Granville St #1200, Vancouver, BC V7Y 1H4, Canada. Davidson & Company LLP has been our independent accountant for the preceding three years and is registered with both the Canadian Public Accountability Board and the United States Public Company Accounting Oversight Board.
EXPENSES OF THIS OFFERING
The estimated expenses payable by us in connection with the offering described in this prospectus (other than the underwriting discounts and commissions) will be as set forth in the table below, including the Canadian Offering. With the exception of the SEC registration fee, the FINRA filing fee, and Nasdaq listing fee, all amounts are estimates. All such expenses will be borne by us.
Item	Amount
SEC registration fee	US	$
FINRA filing fee	US	$
Nasdaq listing fee	US	$
Printing and engraving expenses	US	$
Legal fees and expenses	US	$
Accounting fees and expenses	US	$
Miscellaneous expenses	US	$
Total	US	$
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely. The SEC maintains an internet site at www.sec.gov, from which you can electronically access the registration statement and its exhibits.
Additional information relating to us may be found on SEDAR, the system for electronic document analysis and retrieval, at www.sedar.com. Upon effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will be filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will furnish to the SEC, under cover of a current report on Form 6-K, unaudited quarterly financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of
Liberty Defense Holdings, Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Liberty Defense Holdings Ltd. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years ended December 31, 2024 and 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss during the year ended December 31, 2024 of $8,845,163 and had cash outflows from operating activities of $6,469,264. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2021.
/s/ DAVIDSON & COMPANY LLP
Chartered Professional Accountants
Vancouver, Canada
June 17, 2025

Liberty Defense Holdings, Ltd.
Consolidated Statements of Financial Position
(Expressed in U.S. dollars)
As at:	Note	December 31, 2024	December 31, 2023
		$	$
Assets
Current assets:
Cash		1,153,229	963
Accounts receivable, prepaids and deposits	4	1,664,376	257,885
Inventory	5	868,314	1,255,077
Contract costs	16	268,952	—
Lease receivable	11	—	7,048
		3,954,871	1,520,973
Non-current assets:
Property and equipment	6	759,937	1,043,876
Intangible assets	7	2,571,693	3,266,803
		3,331,630	4,310,679
Total assets		7,286,501	5,831,652
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	18	4,155,890	3,862,675
Loans payable	8 & 18	100,907	530,062
Parabilis term-loan	9	983,476	—
Factoring liability	10	983,671	1,107,347
Deferred revenue	15	180,000	180,000
CEBA loan	8	—	29,445
Lease liabilities	11	203,443	247,412
		6,607,387	5,956,941
Non-current liabilities:
Non-current lease liabilities	11	505,382	639,173
Non-current Parabilis term loan	9	938,211	—
Total liabilities		8,050,980	6,596,114
Shareholders’ deficiency
Share capital	12	40,717,157	32,565,254
Share subscriptions received in advance	12	—	224,915
Equity reserves	13	4,872,472	4,146,489
Accumulated other comprehensive income (loss)		(28,896)	(221,071)
Deficit		(46,325,212)	(37,480,049)
Total shareholders’ deficiency		(764,479)	(764,462)
Total liabilities and shareholders’ deficiency		7,286,501	5,831,652
Nature of operations and going concern (note 1)
Subsequent events (note 23)
Approved on behalf of the Board of Directors:
“William Frain” Director	“Jason Burinescu” Director
The accompanying notes form an integral part of these consolidated financial statements.

Liberty Defense Holdings, Ltd.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in U.S. dollars, except number of shares)
	Note	Years ended December 31,
		2024	2023
		$	$
Revenue	15 & 16
HEXWAVE revenue		$1,013,546	$120,000
Contract revenue		1,425,000	1,372,557
Total Revenue		2,438,546	1,492,557
Cost of revenue
HEXWAVE cost of revenue		2,033,498	1,546,040
Contract cost of revenue		2,081,971	1,163,211
Total cost of revenue		4,115,469	2,709,251
Gross loss		(1,676,923)	(1,216,694)
Engineering and Research and Development Expenses:
Product development & technology costs		148,675	370,073
Salaries and consulting fees	18	1,655,580	2,766,601
Stock-based compensation	13 & 18	98,008	89,302
Depreciation	6	248,979	526,686
Office, rent & administration, travel and miscellaneous		116,497	269,796
General & Administration Expenses
Salaries and consulting fees	18	1,809,724	1,482,860
Legal and professional fees		458,390	299,011
Stock-based compensation	13 & 18	255,220	511,699
Office, rent & administration, travel, and miscellaneous		965,868	1,574,621
		5,756,941	7,890,649
Operating Loss		$(7,433,864)	$(9,107,343)
Other expense (income):
Other expense (income)	12	589,550	(3,078)
Interest expense		808,989	283,247
Foreign exchange loss (gain)		12,760	(18,469)
		1,411,299	261,700
Net loss for the year		(8,845,163)	(9,369,043)
Other comprehensive loss
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment		192,175	31,598
Total loss and comprehensive loss for the year		(8,652,988)	(9,337,445)
Weighted average number of common shares outstanding:
Basic and diluted		17,160,752	12,816,531
Loss per share:
Basic and diluted loss per common share	14	(0.52)	(0.73)
The accompanying notes form an integral part of these consolidated financial statements.

Liberty Defense Holdings, Ltd.
Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) (Expressed in U.S. dollars, except number of shares)
	Note	Number of common shares	Share capital	Equity reserves	Share subscriptions received in advance	Accumulated other comprehensive income (loss)	Deficit	Total
			$	$	$	$	$	$
Balance as at December 31, 2022		11,683,941	28,936,296	3,518,365	—	(252,669)	(28,111,006)	4,090,986
Private placement, net of share issue cost	12	2,858,871	3,656,081	—	—	—	—	3,656,081
Share subscriptions received in advance	12	—	—	—	224,915	—	—	224,915
Fair value of compensation warrants	12	—	(48,729)	48,729	—	—	—	—
Fair value of warrants allocated to share capital on expiry	12	—	396,285	(396,285)	—	—	—	—
Residual value allocated to warrants	12	—	(374,679)	374,679	—	—	—	—
Stock based compensation	13	—	—	601,001	—	—	—	601,001
Foreign currency translation adjustment		—	—	—	—	31,598	—	31,598
Loss for the year		—	—	—	—	—	(9,369,043)	(9,369,043)
Balance as at December 31, 2023		14,542,812	32,565,254	4,146,489	224,915	(221,071)	(37,480,049)	(764,462)
Balance as at December 31, 2023		14,542,812	32,565,254	4,146,489	224,915	(221,071)	(37,480,049)	(764,462)
Private placement, net of share issue cost	12	27,064,194	7,478,484	—	(224,915)	—	—	7,253,569
Expired broker warrants allocated to share capital on expiry	12	—	312,815	(312,815)	—	—	—	—
Residual value allocated to warrants	12	—	(562,251)	562,251	—	—	—	—
Residual value of warrants exercised	12	—	15,275	(15,275)	—	—	—	—
Fair value of broker warrants	12	—	(393,138)	393,138	—	—	—	—
Warrants exercised for cash	12	60,000	87,367	—	—	—	—	87,367
Shares issued on debt settlement	12	1,562,500	927,332	—	—	—	—	927,332
Restricted shares units exercised	12	101,841	286,019	(286,019)	—	—	—	—
Stock based compensation	13	—	—	384,703	—	—	—	384,703
Foreign currency translation adjustment		—	—	—	—	192,175	—	192,175
Loss for the year		—	—	—	—	—	(8,845,163)	(8,845,163)
Balance as at December 31, 2024		43,331,347	40,717,157	4,872,472	—	(28,896)	(46,325,212)	(764,479)
The accompanying notes form an integral part of these consolidated financial statements.

Liberty Defense Holdings, Ltd.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
	Years ended December 31,
	2024	2023
	$	$
Cash (used in) provided by:
Operating activities:
Loss and comprehensive loss for the year	(8,845,163)	(9,369,043)
Items not involving cash:
Lease liability interest	69,652	80,049
Accrued interest	294,304	222,497
Depreciation	396,315	593,169
Amortization recorded in cost of revenue	922,221	695,465
Loss of settlement of debt	563,996	—
Loss on disposal of property and equipment	29,233	—
Stock based compensation	384,703	601,001
Impairment of inventory	233,568	344,158
Impairment of contract costs	115,730	—
Factoring fees	289,684	—
Credit Line Parabilis fees	74,449	—
Foreign exchange	230,974	—
Changes in non-cash working capital:
Amounts receivable and prepaids	(1,406,491)	56,808
Inventory	105,692	(1,200,199)
Contract costs	(384,682)	—
Accounts payable and accrued liabilities	456,551	2,259,074
Deferred revenue	—	180,000
Cash used in operating activities	(6,469,264)	(5,537,021)
Investing activities:
Additions to intangible assets	(27,111)	(111,232)
Additions to property and equipment	(94,106)	(109,863)
Cash used in investing activities	(121,217)	(221,095)
Financing activities:
Proceeds from issuance of units, net of share issue costs	6,989,017	3,656,081
Proceeds from share subscriptions received in advance	—	224,915
Proceeds from Parabilis term loan	1,800,000	—
Proceeds from Parabilis credit line	1,551,166	—
Repayments from Parabilis credit line	(641,944)	—
Proceeds from working capital loans – Related Parties	82,000	140,089
Repayments of working capital loans – Related Parties	(71,485)	—
Proceeds from working capital loans	927,555	1,573,627
Repayments of working capital loans	(1,274,405)	(1,213,966)
The accompanying notes form an integral part of these consolidated financial statements.

	Years ended December 31,
	2024	2023
	$	$
Proceeds from factoring	—	1,265,132
Repayments on factoring	(1,397,031)	(349,970)
Repayment of CEBA loan	(30,121)	—
Proceeds from warrants exercised	87,367	—
Lease receivable collected	7,048	20,827
Repayment of leases liabilities	(247,412)	(247,189)
Cash provided by financing activities	7,781,755	5,069,546
Effect of foreign exchange rate changes on cash	(39,008)	12,060
Effect of foreign exchange rate changes on cash	(39,008)	12,060
Increase (decrease) in cash	1,152,266	(676,510)
Cash, beginning of the year	963	677,473
Cash, end of the year	1,153,229	963

During the year ended December 31, 2024 and 2023, the Company paid $nil and $nil in income taxes, and paid $783,225 and $93,065 in interest respectively.
Supplemental cash flow information
Fair value of compensation brokers warrants	$393,138	$48,729
Fair value of shares issued for corporate finance fee	—	79,299
Residual value allocated to warrants	562,251	374,679
ROU asset additions	—	414,562
PP&E included in accounts payable	—	24,526
Inventory transfer to PP&E	47,503	86,566
Intangible assets included in accounts payable	200,000	162,407
Fair value on expiry of warrants	312,815	396,285
Restricted share units exercised	286,019	—
Fair value of warrants exercised	15,275	—
Loans settled with private placement proceeds	264,552	—
The accompanying notes form an integral part of these consolidated financial statements.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
1.   Nature of operations and going concern
Liberty Defense Holdings, Ltd. (“Liberty” or the “Company”) is a publicly traded company listed on the TSX Venture Exchange (TSXV: SCAN), the Frankfurt Stock Exchange (Frankfurt: L2D), and the OTCQB (OTCQB: LDDFF). The Company was incorporated under the Business Corporations Act (Ontario) on June 8, 2012. On July 27, 2020, Liberty continued its jurisdiction of incorporation from Ontario to British Columbia and is now governed by the Business Corporations Act (British Columbia).
The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. Its head office is located at 187 Ballardvale Street, Suite 110, Wilmington, Massachusetts, 01887, USA.
The Company is engaged in the development and commercialization of advanced security detection technologies. Liberty’s flagship product, HEXWAVE, utilizes millimeter wave technology and advanced 3D imaging to detect concealed threats. In addition to HEXWAVE, the Company has licensed High-Definition Advanced Imaging Technology (HD-AIT) for body and shoe scanning.
Going concern
These consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss during the year ended December 31, 2024, of $8,845,163 and had cash outflows from operating activities of $6,469,264. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. These events and conditions indicate that a material uncertainty exists that raises substantial doubt upon the Company’s ability to continue as a going concern.
These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate. These adjustments could be material.
2.   Basis of presentation
(a)   Statement of compliance
These consolidated financial statements have been prepared in accordance with IFRS.
These consolidated financial statements were approved for issuance by the Board of Directors on June 17, 2025.
(b)   Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.
(c)   Functional and presentation currency
The functional currency of the Company is the Canadian dollar and the functional currencies of its subsidiaries are outlined in Note 2(d), and the presentation currency of these consolidated financial

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
2.   Basis of presentation (continued)
(c)   Functional and presentation currency (continued)
statements is the U.S. dollar (“USD”); therefore, references to $ means USD and CAD$ are to Canadian dollars.
(d)   Basis of consolidation
These consolidated financial statements include the financial statements of Liberty Defense Holdings, Ltd., and the entities controlled by the Company (its subsidiaries), as follows:
Subsidiary	Place of Incorporation	Functional Currency	Beneficial Interest
Liberty Defense Technologies, Inc. (“LDT”)	United States	USD	100%
DrawDown Detection, Inc. (“DDD”)	Canada	CAD	100%
DrawDown Technologies, Inc. (“DDT”)	United States	CAD	100%
Control exists when the Company has power over an investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns. All intercompany balances and transactions have been eliminated upon consolidation.
(e)   Critical accounting estimates and judgments
The preparation of financial statements in conformity with IFRS, requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Functional currency
The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the Company, DDD and DDT as the Canadian dollar (CAD$). The functional currency of LDT is USD. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsider the functional currency if there is a change in events and conditions that determined the primary economic environment.
Estimated useful lives and depreciation and amortization of property and equipment and intangible assets
Depreciation and amortization of property and equipment and intangible assets are dependent upon estimates of economic useful lives, which are determined through the exercise of judgment. Should the economic useful life, or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statement of loss and comprehensive loss on a prospective basis.
Impairment of intangible assets and other long-lived assets
Significant estimates and judgments are required in testing intangible assets and other long-lived assets, including right-of-use assets, for impairment. Management uses estimates or exercises judgment in assessing

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
2.   Basis of presentation (continued)
(e)   Critical accounting estimates and judgments (continued)
indicators of impairment, defining a CGU, forecasting future cash flows, estimating replacement cost models, and in determining other key assumptions such as discount rates and earnings multipliers used for assessing fair value (less costs of disposal) or value in use.
Stock based compensation
The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.
Treatment of development costs
Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 — Intangible Assets are met. Management will use significant judgement to determine if the intangible asset is either in the research, development, or commercialization phase. As the asset moves from the research to development phase, criteria are required to prove that the asset is in the development phase. This includes the intangible asset being technically, and economically feasible, the intangible asset is intended to be complete, has the ability to be sold, show that it will generate future economic benefits, the Company has adequate technical, financial, and other resources to complete the development, and the intangible asset has the ability to measure reliability the expenditure attribute to the intangible asset during its development. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible and is in the development phase. Costs associated in the development phase that would be considered additions include labor associated with the design, construction, and testing of the pre-production or pre-use of the prototypes and models, tools, dies involving new technology, construction, and testing of a chosen alternative for new or improved materials, devices, products, processes, systems, or services.
Warranty provisions
Warranty provisions are recognized for the future obligations to provide services for the repairs and maintenance of products sold to customers. The Company assesses its warranty provision based on experience. The actual costs incurred may differ from those amounts estimated.
Right of returns
The Company estimates sales returns based on historical return patterns, current sales performance, and management’s expectations regarding future returns. These estimates require the use of judgment and are updated regularly to reflect the most current trends and information available. Although the Company does not have a return policy in place, it recognizes a refund liability for the expected value of returned goods. Correspondingly, an asset is recognized for the right to recover products from customers upon settling the refund liability. Returned products are subsequently resold to other customers where applicable.
Lease
The right of use assets and liabilities are measured at the present value of future lease payments discounted using the rate implicit in the lease or incremental borrowing rate for the Company if the rate

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
2.   Basis of presentation (continued)
(e)   Critical accounting estimates and judgments (continued)
implicit in the lease is not readily determined. These assumptions will impact the valuation of right of use assets and liabilities and finance cost.
Income taxes
The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment to interpret legislation and to apply those findings to the Company’s transactions.
Deferred tax assets and liabilities
Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgements are made as to whether future taxable profits will be available to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, prices, operating costs, and other capital management transactions. These judgments and estimates are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.
Going concern of operations
These consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.
Contract revenue recognition
Contract revenue is recognized once the Company transfers control of goods and services and satisfies performance obligations. The continuous transfer of control of goods and services to the customer is often supported by the customer’s physical possession or legal title to the work in process, as well as contractual clauses that provide the Company with a present right to payment for work performed to date. As a result, significant assumptions are used to determine when these performance obligations are satisfied. Changes to these assumptions could impact the revenue recognized during the reported period.
Inventory
Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), estimated cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between cost and net realizable values.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
2.   Basis of presentation (continued)
(e)   Critical accounting estimates and judgments (continued)
Contract costs
Deferred cost of sales is recorded at the lower of cost and net realizable value. Management applies judgment and estimates in determining costs that are incurred in the current reporting period but are to be allocated to future performance obligations.
3.   Material Accounting Policy Information
(a)   Cash
Cash consists of cash on hand and demand deposits.
(b)   Foreign currency transactions
The financial statements of entities with functional currencies other than U.S. dollars are translated into U.S. dollars for presentation purposes as follows:
•
Assets and liabilities are translated at the closing rate at the date of that statement of financial position

•
Income and expenses and other comprehensive income are translated at exchange rates at the date of the transaction

•
All resulting exchange differences are recognized in other comprehensive loss.

Transactions in currencies other than the functional currency of an entity are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Foreign currency translation differences arising on translation into the functional currency of an entity are recognized in the consolidated statement of loss and comprehensive loss.
(c)   Inventory
The Company’s inventory consists of raw materials, work-in-process (“WIP”) and finished goods. The costing method the Company uses is weighted average. Inventories are measured at the lower of cost and net realizable value. The cost of WIP and finished goods includes the cost of raw materials and cost of conversion. The cost of conversion includes costs directly related to the units of production, such as direct labour, and fixed and variable production overheads, based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. At each reporting period, management evaluates the provision for obsolete and slow-moving inventory which may be reversed in subsequent periods, should the value subsequently be recovered.
(d)   Property and equipment
Property and equipment are carried at cost, less accumulated depreciation, and accumulated impairment losses, if any. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property and

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(d)   Property and equipment (continued)
equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Property and equipment with an original cost of $5,000 or less is expensed on acquisition. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:
Asset	Life
Leasehold improvements	The term of the lease
Equipment	Three to seven years
Prototypes	One year
Prototypes are internally generated assets used as a preliminary model for development of the Company’s product. Incurred costs on these prototypes are initially accounted for as construction in process (“CIP”) and includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Once the prototypes being built are completed and functional, the CIP is transferred to fixed assets and begins depreciation on a straight-line basis over the estimated useful life.
Depreciation methods and useful lives are reviewed at each financial year-end and adjusted if appropriate. If any, gains, and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized net within other income (expense) in the consolidated statement of loss and comprehensive loss.
(e)   Intangible assets
Intangible assets can be acquired by separate purchases, as part of a business combination, by government grant, by exchange of assets and by self-creation.
Research and development costs
Expenditure in research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized in the consolidated statement of loss and comprehensive loss as an expense when incurred.
Expenditure in development activities where research results are used in planning and designing the production of new or substantially improved products and processes is recognized as an intangible asset if the product or process is technically and commercially feasible, if there is an intention and ability to complete the project and then use or sell it and expect economic benefits from the project, if the Company has sufficient resources to complete development and if it is able to measure reliably the cost during development. The recognized expenditure incurred includes not only the costs caused by its production and indirect costs that can be attributed to it and recognized by the market but also the cost of borrowing in relation to its acquisition.
On initial recognition, an intangible asset is measured at cost. After initial recognition, the Company monitors intangible assets according to the cost model, whereby their cost is decreased by any accumulated depreciation and any accumulated impairment losses.
Amortization
Intangible assets are classified as those with finite useful lives and those with indefinite useful lives. The carrying amount of an intangible asset with a finite useful life is reduced by depreciation and impairments.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(e)   Intangible assets (continued)
Depreciation of intangible fixed assets begins to be calculated when the asset is available for use. The adequacy of the depreciation period and the depreciation method are reviewed at least at each financial year-end. Any adjustments necessary are accounted for as a change in an accounting estimate.
Depreciation is calculated on a straight-line basis, beginning the following day in the month when the asset is available for use over the life of the asset. The useful lives of the assets will vary depending on the analysis conducted and comparable assets will be taken into consideration. The current useful lives are as follows:
Asset	Life
MIT License	Fourteen years
Battelle License	Three years
Intellectual Property	Seven years
Intangible assets with indefinite useful life are tested for impairment at least on the balance sheet date. These assets are not subject to amortization. The useful life is reassessed to determine whether the assets need not be treated as having finite useful life, and the effect is accounted as a change in an accounting estimate.
(f)   Warranty provision
The Company provides product warranties on certain products pursuant to the contract and purchase orders and makes provision for the anticipated cost of these warranties through cost of sales; this provision is reviewed periodically to assess its adequacy in the light of actual warranty costs incurred.
(g)   Refund liabilities
The Company recognizes a refund liability when it receives consideration from a customer and expects to refund some or all of that consideration.
In accordance with IFRS 15, revenue is recognized only for the portion of consideration the Company expects to be entitled to, excluding amounts anticipated to be refunded. A refund liability is measured at the amount of consideration the Company expects to refund to customers.
Simultaneously, the Company recognizes an asset for its right to recover products from customers upon settling the refund liability. This asset is measured at the carrying amount of the inventory expected to be returned, adjusted for any expected costs to recover the goods and potential impairment.
At each reporting period, the Company updates the measurement of the refund liability and the corresponding asset to reflect changes in expectations about the amount of refunds and returns
(h)   Impairment of non-financial assets
Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(h)   Impairment of non-financial assets (continued)
assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.
The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.
Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.
(i)   Financial instruments
The Company recognizes financial assets and liabilities on its financial statements when it becomes a party to the contract creating the asset or liability.
Classification
The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost.
On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as FVTPL for which

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(i)   Financial instruments (continued)
transaction costs are expensed in the period in which they are incurred. The classification of the Company’s financial instruments is as follows:
Financial assets/liabilities	Classification IFRS 9
Cash	Amortized cost
Accounts receivable	Amortized cost
Lease receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
CEBA loan	Amortized cost
Loans payable	Amortized cost
Parabilis term loan	Amortized cost
Factoring liability	Amortized cost
Lease liabilities	Amortized cost
Amortized cost
Financial assets that meet the following conditions are measured subsequently at amortized cost:
•
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.
Fair value through other comprehensive income (“FVTOCI”)
Financial assets that meet the following conditions are measured at FVTOCI:
•
the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(i)   Financial instruments (continued)
The Company does not have any financial assets classified as FVTOCI.
Fair value through profit or loss (“FVTPL”)
By default, all other financial assets are measured subsequently at FVTPL.
The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.
Fair value through profit or loss (“FVTPL”) (continued)
Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship.
Financial liabilities and equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. The repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.
Financial instruments designated as hedging instruments
The Company does not currently apply, nor has it historically applied, hedge accounting to financial instruments.
Impairment
The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.
(j)   Income taxes
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(j)   Income taxes (continued)
transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(k)   Share capital
Common shares are classified as equity. Transactions costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.
(l)   Share-based payments
The Company grants restricted share units, deferred share units, and stock options to directors, officers, and consultants pursuant to a stock option plan described in Note 13. The Company uses the fair value method to account for all share-based awards granted, modified, or settled, and the Black-Scholes Option Pricing Model to determine the fair value of stock options granted. As such, a share-based payment is recorded based on the estimated fair value of options with a corresponding credit to equity reserves. Any consideration received plus the amounts recognized in the equity reserves will be transferred to share capital on the exercise of stock options. The amounts remain in equity reserves for stock options which expire unexercised. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of share options that will eventually vest are accounted for prospectively. Options issued to non-employees are valued based on the fair value of the services provided unless the fair value of the services provided cannot be measured reliably, in which case, the fair value is measured by reference to the fair value of the equity instruments granted.
(m)   Warrants issued in equity financial transactions
The Company uses the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the quoted bid price on the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants on exercise is recorded as equity. If warrants issued to brokers or finders are subsequently cancelled or expire without being exercised, then the historical fair value of the equity reserve is transferred from reserve to share capital. If the warrants are exercised the related reserves are reclassified from reserves to share capital.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(n)   Earnings (loss) per share
The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period adjusted for own shares held. Diluted EPS per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.
In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive.
(o)   Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether it has the right to obtain substantially all of the economic benefits from and to direct the use of the identified asset.
At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.
Lease payments included in the measurement of the lease liability comprise the following:
•
fixed payments, including in-substance fixed payments;

•
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(o)   Leases (continued)
•
amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option, or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the statement of loss and comprehensive loss if the carrying amount of the right-of-use asset has been reduced to zero.
Leases for which the Company is a lessor, are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.
When the Company is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease. Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to reporting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.
Short-term leases and leases of low-value assets:
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including office equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(p)   Revenue recognition
Contract Revenue:
When determining the proper revenue recognition methods for contracts, the Company will evaluate each contract to determine if it meets the recognition criteria. A contract will be identified if both parties to the contract have approved the contract and are committed to perform their respective obligations, each party’s rights and payment terms can be identified regarding the goods or services to be transferred, and collectability of consideration is probable.
Performance obligations are determined throughout each contract. The Company’s contracts are based on a specific set of tasks that are identified and agreed upon, as well as the transaction price is determined and agreed upon between both parties. Each contract accounts for the timing of these tasks at different points,

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(p)   Revenue recognition (continued)
either on completion of a task or on a monthly/quarterly basis. The total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. The satisfaction of the performance obligations is typically measured with either the input method or the output method.
The Company typically transfers control of goods and services, and satisfies performance obligations, over time. Therefore, the Company recognizes revenue over time as these performance obligations are satisfied. This continuous transfer of control to the customer is often supported by the customer’s physical possession or legal title to the work in process, as well as contractual clauses that provide the Company with a present right to payment for work performed to date. These costs include labor, materials, other direct and allocations of indirect costs.
The transaction price is determined by considering the terms of the contract. Typically, the contracts the Company enters into are contracts that already have a fixed price set to them. These contracts still go through a significant amount of consideration and estimates to provide the transaction price. When determining the transaction price, or work to be completed in the transaction price, estimates of labor, material, travel, other direct costs, and indirect costs are considered. Costs that the Company will recognize as expense are general and administrative costs (besides the costs explicitly chargeable to the contract), costs of wasted materials labor and other resources, costs related to satisfied performance obligations, and all costs for which an entity cannot distinguish whether the costs relate to unsatisfied performance obligations or to satisfied performance obligations.
HEXWAVE units:
Revenue arising from the sale of HEXWAVE units is recognized as the Company fulfills its performance obligations upon delivery and successful commissioning of the product to the customer. Additionally, the Company generates revenue through other streams related to HEXWAVE technology, including subscription sales, installation, and training services. Revenue from upfront sales of HEXWAVE units is initially recorded as deferred revenue until the obligation of shipment and delivery is fulfilled. Subsequently, upon meeting this obligation, the deferred revenue is recognized as earned revenue, net of provisions for estimated sales return.
(q)   Contract costs
Under contract revenue arrangements, the Company incurs costs in advance of recognizing revenue. These costs are recorded as contract costs and carried forward until the related revenues are recognized, at which time it is expensed. Deferred cost of sales is recorded at the lower of cost and net realizable value.
(r)   Factoring arrangements
The Company engages in factoring arrangements as a means of managing its accounts receivable and optimizing its working capital. Under these arrangements, the Company sells certain accounts receivable to a third-party financial institution (the ‘Factor’). Upon entering into a factoring arrangement, the Company recognizes a financial asset for the rights to receive cash flows from the factored receivables if and only if derecognition conditions are met. In cases where derecognition criteria are not met, the Company continues to recognize the financial asset in its entirety and recognizes a corresponding financial liability for the consideration received.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
3.   Material Accounting Policy Information (continued)
(r)   Factoring arrangements (continued)
The Company evaluates whether derecognition criteria are met, considering the nature of the contractual rights and obligations. If the Company retains substantially all the risks and rewards of ownership of the transferred asset, the financial asset is not derecognized. Consequently, the associated liability is measured at fair value reflecting the rights and obligations retained by the Company.
The Company continues to recognize the financial asset and associated liability at each reporting period. Any income on the transferred asset and any expense incurred on the financial liability, including associated financing fees or discounts, are recognized in subsequent periods over the term of the factoring arrangement.
(s)   Changes in accounting standards
The following new standards and amendments became effective for the current periods.
•
Amendments to IAS 1 — Classification of Liabilities as Current or Non-current. The amendment clarified the guidance on whether a liability should be classified as either current or non-current. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024.

•
Amendments to IFRS 16 — Lease liability in a Sale and Leaseback. The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. These amendments are effective for annual periods beginning on or after January 1, 2024.

•
Amendments to IAS 7 — Requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms. These amendments are effective on January 1, 2024.

The Company did not encounter any material effects from the implementation of these new standards or amendments in 2024.
The following new standards and amendments were issued but not yet effective.
•
IFRS 18 Presentation and Disclosure in Financial Statements — In April 2024, the IASB issued IFRS 18 which replaces IAS 1 — Presentation of Financial Statements. This standard introduces a new structure for financial statements, aiming to improve comparability and transparency. IFRS 18 is effective for annual periods beginning on or after January 1, 2027.

The Company is currently assessing the impact that, IFRS 18, will have on its consolidated financial statements.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
4.   Accounts Receivable, Prepaids and Deposits
	December 31, 2024	December 31, 2023
Accounts receivable	$255,148	$25,494
Prepaids and deposits	1,409,228	232,391
	$1,664,376	$257,885
5.   Inventory
	December 31, 2024	December 31, 2023
Raw materials	$211,553	$734,824
Work-in-progress	128,761	467,940
Finished goods	—	52,313
Right of return on finished goods	528,000	—
	$868,314	$1,255,077
The Company reclassified finished goods inventory of $nil (December 31, 2023, $86,556) to property and equipment related to a HEXWAVE prototype unit. The Company reclassified work in process assemblies of $48,185 (December 31, 2023, $nil) to property and equipment related to the engineering prototype HEXWAVE unit. The engineering prototype HEXWAVE unit was disassembled and upgraded to be used for testing and development of enhanced algorithms.
As of December 31, 2024, the Company recognized an impairment expense of $233,568 (December 31, 2023 — $344,158). The Company recorded right of returns totaling $528,000 (2023 — $nil).
During the year ended December 31, 2024, the Company expensed $1,799,930 of inventory to cost of revenue (December 31, 2023, $258,055).

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
6.   Property and Equipment
	Equipment	Right of Use Asset	Prototype	Construction in Process	Total
Cost
At December 31, 2022	$222,954	$772,312	$584,859	$88,715	$1,668,840
Additions	—	414,562	86,556	134,389	635,507
Transfers	—	—	171,899	(171,899)	—
At December 31, 2023	$222,954	$1,186,874	$843,314	$51,205	$2,304,347
Additions	25,241	—	48,185	68,183	141,609
Disposals	—	—	(116,933)	—	(116,933)
At December 31, 2024	$248,195	$1,186,874	$774,566	$119,388	$2,329,023
Accumulated Depreciation
At December 31, 2022	$71,717	$234,982	$360,662	$—	$667,361
Depreciation for the year	59,059	192,581	341,529	—	593,169
At December 31, 2023	$130,776	$427,563	$702,191	$—	$1,260,530
Depreciation for disposal	—	—	(87,700)		(87,700)
Depreciation for the year	58,788	189,499	148,028	—	396,315
At December 31, 2024	$189,564	$617,062	$762,519	$—	$1,569,145
Foreign exchange movement
At December 31, 2023	$—	$59	$—	$—	$59
At December 31, 2024	$—	$59	$—	$—	$59
Net Book Value
At December 31, 2023	$92,178	$759,370	$141,123	$51,205	$1,043,876
At December 31, 2024	$58,631	$569,871	$12,047	$119,388	$759,937
On February 1, 2023, the Company entered into two new office lease agreements, each with a term of thirty-six months. The first lease resulted in the recognition of an initial right-of-use asset totaling $58,386, using an implicit interest rate of 9.68%, and the second lease resulted in the recognition of an initial right-of-use asset totaling $356,176, using an implicit interest rate of 9.81%.
During the year ended December 31, 2024, equipment depreciation recorded to cost of revenue was $147,336 (December 31, 2023 — $66,483). During the year ended December 31, 2024, the Company disposed of assets with a carrying value of $29,233 (December 31, 2023 — $nil) for $nil proceeds (December 31, 2023 — $nil).
7.   Intangible Assets
The continuity of the Company’s intangible assets is as follows:
	MIT license	Battelle license	Intellectual property	Total
Balance, December 31, 2022	$441,225	$59,430	$3,229,808	$3,730,463
Additions	—	231,805	—	231,805
Amortization	(34,108)	(67,985)	(593,372)	(695,465)
Balance, December 31, 2023	$407,117	$223,250	$2,636,436	$3,266,803
Additions	—	227,111	—	227,111
Amortization	(34,108)	(450,361)	(437,752)	(922,221)
Balance, December 31, 2024	$373,009	$—	$2,198,684	$2,571,693

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
7.   Intangible Assets (continued)
Intangible assets including MIT license and Battelle license, encompassing payments in connection to reimbursement of global patent filing costs and annual maintenance fees. Additionally, intellectual property was generated through the reverse take over (“RTO”) transaction closed during the year ended December 31, 2021, and became ready for use during the year ended December 31, 2022. The remaining useful life of the intangible assets are as follows: MIT license 11 years, Battelle license nil years, and intellectual property 4 years.
During the year ended December 31, 2024, $922,221 of amortization expense was allocated to cost of revenues (December 31, 2023 — $695,465).
(a)   MIT License Agreements
The Company, through its wholly owned subsidiary Liberty Defense Technologies Inc. (“LDT”), has entered into agreements with the Massachusetts Institute of Technology (“MIT”) and MIT’s Lincoln Laboratory (“MIT LL”), including an exclusive patent licence agreement between MIT and LDT dated September 10, 2018, as amended from time to time (the “Licence Agreement”), a technology transfer agreement between LDT and MIT LL, effective August 24, 2018 (the “Technology Transfer Agreement”), and a cooperative research and development agreement between LDT and MIT dated as of December 21, 2018 (“CRADA”), such agreements providing LDT with an exclusive licence for patents, design assets and MIT LL technical expertise related to active three-dimensional imaging technology that are the technology behind the HEXWAVE product.
The obligations under the Technology Transfer Agreement and the CRADA have now been completed. Liberty may consider extending the CRADA (and therefore changing its scope) if it determines that additional MIT LL technical expertise related to active three-dimensional imaging technology is required. Pursuant to the License Agreement, LDT has been granted the exclusive rights to MIT’s patent in “multistatic sparse array topology for FFT-based field imaging” (MIT Case No. l 8409L) (the “Patent”), which is being utilized in the development and application of the HEXWAVE product. The License Agreement is to be in effect until the expiration of the Patent, which is 11 years (December 2035). In granting LDT such patent rights, the Company shall pay MIT, in addition to patent filling costs, an annual fees as follows: 1) $20,000 for 2019 (paid); $50,000 for 2020 (paid); $60,000 for 2021 (paid); $100,000 for 2022 (paid); $nil for 2023, $40,000 for 2024 (payable), $200,000 for 2025, and $350,000 for 2026 and thereafter; and 2) a royalty of 5.7% of all future net sales of the Company.
During the year ended December 31, 2024, the Company accrued royalty payments of $105,993 (December 31, 2023, $nil). The Company shall also be required to achieve certain milestones.
(b)   Battelle Memorial License Agreement
On March 22, 2021, the Company, through its wholly owned subsidiary DrawDown Detection, Inc. has entered into an agreement (“Battelle License Agreement”) with Battelle Memorial Institute (“Battelle”), which operates the Pacific Northwest National Laboratory (“PNNL”), to license the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies. The agreement, as amended from time to time, provides the Company with a three-year exclusive license for certain patents which will convert to a non-exclusive license for the remaining life of the patents. The agreement also provides the Company with non-exclusive license for certain patents for life.
As consideration for the Battelle License Agreement, the Company paid $30,000 upon signing and $30,000 six months after.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
7.   Intangible Assets (continued)
(b)   Battelle Memorial License Agreement (continued)
Under the Battelle License Agreement, the Company shall pay a five percent royalty on net sales and a twenty-five percent royalty on all sublicensing revenues if permitted under the contract guidelines.
The Company is required to pay a minimum royalty amount as follows, unless the agreement is terminated:
Amounts
Year 2021 (paid)	$50,000
Year 2022 (paid)	50,000
Year 2023 (payable)	100,000
Year 2024 and each year thereafter (payable)	200,000
The Company is obligated to achieve certain milestones in the next fifteen months and reimburse Battelle for ongoing patenting expenses, as well as past patenting expenses in the total amount of $50,000, from which $50,000 has been paid.
As at December 31, 2024, the Company has a balance of $290,566 payable (December 31, 2023, $100,000).
8.   Loans Payable
(a)   Related Party Loans
During the year ended December 31, 2024 and 2023, the Company received working capital loans from related parties. These loans, unsecured and non-interest bearing, lack specified maturity dates. Repayments will be made as adequate financing becomes available to the Company.
Amounts
Balance, December 31, 2022	$—
Additions	1,381,120
Repayments	(1,052,426)
Balance, December 31, 2023	$328,694
Additions	82,000
Repayments	(336,037)
Balance, December 31, 2024	$74,657
(b)   Short Term Loans
During the year ended December 31, 2023, the Company received a secured business line of credit from American Express, subject to a general security agreement on the Company’s assets, with various draws. The interest rate on the amount withdrawn varied from 7.49% to 25.71% over a six-month term. The monthly payments fluctuated based on the amount withdrawn from the line of credit with amounts ranging from $1,782 to $10,624 per month. During the year ended December 31, 2024, the Company borrowed $11,900 (2023 — $166,210) from this line of credit. The loan matured on June 25, 2024. During the year ended December 31, 2024, the Company fully repaid this loan.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
8.   Loans Payable (continued)
(b)   Short Term Loans (continued)
During the year ended December 31, 2023, the Company secured an unsecured business line of credit of $83,036 from BlueVine Capital. The credit facility had a twenty-six-week term, an interest rate of 1.10%, and required weekly payments of $3,906. The loan matured on June 5, 2024, and was fully repaid.
During the year ended December 31, 2023, the Company received a secured business line of credit with Headway Capital, subject to a general security agreement of the Company’s assets, with one draw for a period of seventeen-months with a monthly interest rate of 4.17%. During the year ended December 31, 2024, the Company borrowed $21,275 (2023 — $83,350) from this line of credit. The loan matures on January 31, 2025. During the year ended December 31, 2024, the Company fully repaid this loan.
During the year ended December 31, 2024, the Company obtained a secured business loan of $420,000 from Blade Funding with a 32-week term. The loan carries an annual interest rate of 11.50%, requires weekly payments of $13,125. It is scheduled to mature on January 19, 2025. As at December 31, 2024, the balance outstanding was $26,250 (December 31, 2023 — $nil). Subsequent to the year ended December 31, 2024, the balance was fully repaid.
On July 2, 2024, the Company received a short-term loan of $250,000 from 1087207 BC Ltd. The loan had a minimum upfront interest payment of $20,000, in which the Company received $230,000, net. During the year ended December 31, 2024, the balance owed was paid in full.
During the year ended December 31, 2024, the Company received $350,394 in non-interest-bearing short-term loans. During the year ended December 31, 2024, the Company fully repaid these loans.
Total
Balance, December 31, 2022	$—
Additions	332,596
Repayments	(161,540)
Accrued Interest	30,312
Balance, December 31, 2023	$201,368
Additions	1,053,569
Repayments	(1,260,419)
Accrued Interest	31,732
Balance, December 31, 2024	$26,250
(c)   CEBA Loan
The Company obtained a CAD$40,000 Canada Emergency Business Account loan (“CEBA”) on May 5, 2020, with a 0% interest rate applicable until January 18, 2024 (the “Term Period”). The loan was used to cover payroll, rent, and utilities in compliance with the loan agreement guidelines. Under the terms of the loan, if 75% of the principal amount was repaid by the end of the Term Period, the remaining 25% would be forgiven.
The Company did not repay the required amount by the end of the Term Period, resulting in the loan being converted to a term facility. As of June 30, 2024, the outstanding balance of $29,269 (December 31, 2023 — $29,445) began accruing interest at an annual rate of 5%.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
8.   Loans Payable (continued)
(c)   CEBA Loan (continued)
As at December 31, 2023, the net present value of the CEBA loan was $29,445, which was recorded as a current liability. During the year ended December 31, 2024, the CEBA loan was fully repaid.
9.   Parabilis Term Loan
On August 22, 2024, the Company secured a $1,800,000 business term loan from Parabilis (PFF, LLC). The loan has a term of 104 weeks with an annual interest rate of 17.99% and is scheduled to mature on August 15, 2026. Repayments are set to commence in March 2025 with monthly payments of $125,299 for eighteen months. See Note 10(a) regarding collateral.
Amounts
Balance, December 31, 2022 and 2023	$—
Additions	1,800,000
Interest and fees	121,687
Balance, December 31, 2024	$1,921,687
Current	$983,476
Non-Current	$938,211
10.   Factoring Liability
(a)   Parabilis Credit Line
On August 22, 2024, the Company entered into a secured revolving credit line agreement with Parabilis (PFF, LLC) for up to $2,500,000. The borrowing base for the credit line is determined based on the following percentages: 90% of eligible billed receivables, 65% of eligible unbilled receivables, and 30% of eligible delivery orders. The aggregate of eligible billed and unbilled receivables, along with eligible delivery orders, establishes the Company’s borrowing capacity under the credit line.
When invoicing occurs, payments on the invoices are applied directly to the outstanding principal and interest on the credit line. The revolving credit facility has a maturity date of August 31, 2025, with the option for extension at Parabilis’ sole discretion. The facility carries an interest rate of 14.99% per annum, subject to re-evaluation on June 1, 2025, at which point the rate may increase to a maximum of 16.99% per annum.
The Parabilis term loan and credit line are secured by all tangible and intangible personal property of the Company, wherever located, whether currently owned or acquired in the future.
Amounts
Balance, December 31, 2022 and 2023	$—
Additions	1,551,166
Accrued factoring Fee	74,449
Repayments	(641,944)
Balance, December 31, 2024	$983,671

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
10.   Factoring Liability (continued)
(b)   Bengal Capital Factoring
On June 22, 2023, the Company engaged in a factoring arrangement with Bengal Capital, Inc. (the “Factor”). Per the agreement, the Company submits invoices or purchase orders to the Factor after credit approval, receiving 80% of the gross amount. The Factor assumes ownership of these accounts with full recourse. Furthermore, the Company is subject to a 4% monthly factoring fee based on the face value of the accounts. No collateral is used per the agreement; however, the Company is obligated to pay the balance regardless of receiving payment for advanced orders.
During the year ended December 31, 2024, the Company received funds of $nil (2023 — $1,265,132) and incurred factor fees of $289,684 (2023 — $192,185) with repayments of $1,397,031 (2023 — $349,970).
The factoring liability as at December 31, 2024, and 2023 is as follows:
Amounts
Balance, December 31, 2022	$—
Additions	1,265,132
Accrued factoring Fee	192,185
Repayments	(349,970)
Balance, December 31, 2023	$1,107,347
Accrued factoring Fee	289,684
Repayments	(1,397,031)
Balance, December 31, 2024	$—
For accounting purposes, the factored trade receivable remains recorded in trade receivables, while the financing costs are amortized over the financing period.
11.   Leases
The Company’s lease liabilities as at December 31, 2024, and 2023, are as follows:
Right of use liability
Balance, December 31, 2022	$638,306
Additions	414,562
Finance costs	81,032
Lease payments	(247,189)
Foreign exchange movement	(126)
Balance, December 31, 2023	$886,585
Finance costs	69,652
Lease payments	(247,412)
Balance, December 31, 2024	$708,825
During the year ended December 31, 2024, the Company recorded a lease expense of $nil (December 31, 2023 — $23,317, respectively) related to short-term leases not meeting the criteria for capitalization under IFRS 16.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
11.   Leases (continued)
Minimum lease payments are as follows:
	December 31, 2024	December 31, 2023
Maturity analysis – contractual undiscounted cash flows
One year or less	$257,461	$247,412
Two to five years	558,358	815,820
Six and thereafter	—	—
Total lease liabilities	$815,819	$1,063,232
Lease liabilities included in the statement of financial position	$708,825	$886,585
Current	$203,443	$247,412
Non-current	$505,382	$639,173
The Company’s lease receivable balances as at December 31, 2024, and 2023, are as follows:
Amounts
Balance, December 31, 2022	$26,837
Accretion	983
Payments received	(20,827)
Foreign exchange movement	55
Balance, December 31, 2023	$7,048
Accretion	78
Payments received	(6,928)
Foreign exchange movement	(198)
Balance, December 31, 2024	$—
As a result of the completion of the RTO in March 2021, the Company’s head office was moved to Boston, MA. Therefore, the previous head office space was subleased until the expiry of the headlease (April 2024). The Company fair valued the lease receivable by present valuing the expected lease receivable payments over the life of the lease. The Company used an interest rate of 5.55%, the interest rate implicit in the lease. As at December 31, 2024, the minimum undiscounted sublease payments receivable is $nil (December 31, 2023 — $7,129).
12.   Share Capital
On November 26, 2024, Liberty completed a share consolidation on a 10 to 1 basis, converting every 10 old common shares into 1 new common share. All common shares and per-share data presented in the Company’s consolidated financial statements have been retroactively adjusted to reflect this consolidation unless otherwise noted.
(a)   Common share transactions for the year ended December 31, 2024
i)
On January 12, 2024, the Company closed the initial tranche of a Listed Issuer Financing Exemption (LIFE) private placement of units, raising gross proceeds of $662,554 (CAD$886,000). As of December 31, 2023, the Company had received $224,915 of these proceeds. This tranche involved the issuance of 590,068 units at a price of CAD$1.50 per unit. Each unit consisted of one

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
12.   Share Capital (continued)
(a)   Common share transactions for the year ended December 31, 2024 (continued)
common share and one purchase warrant, allowing the holder to purchase an additional common share at CAD$2.00 per share within 36 months. The warrants were allocated a residual value of $154,596. Additionally, the Company issued 15,171 broker warrants to agents under identical terms and conditions with a fair value of $4,508. Agent commissions totaling $17,110 were paid.
ii)
Subsequently, on February 5, 2024, the Company closed the final tranche of the same non-brokered private placement, raising an additional $112,285 (CAD$150,000). This tranche involved the issuance of 100,000 units under the same terms and conditions as the initial tranche. Each unit consisted of one common share and one purchase warrant, allowing the holder to purchase an additional common share at CAD$2.00 per share within 36 months. The warrants were allocated a residual value of $37,428.

iii)
On February 26, 2024, the Company closed an investment by Viken Detection Corp. (“Viken”) pursuant to which Viken purchased 909,091 units of the Company at an issue price of CAD$1.50 per unit for total gross proceeds of $1,000,000 (CAD$1,363,636). Each unit comprised one common share and one purchase warrant. Each warrant entitles Viken to purchase one additional common share of the Company at an exercise price of CAD$2.00 for a period of 36 months. The warrants were allocated a residual value of $166,667. Additionally, the Company also incurred cash costs in connection to filing and legal expenses in the amount of $27,116 were also paid. These warrants contain blocker language restricting the exercise of the warrants in the event such exercise results in Viken holding more than 9.9% of the outstanding voting securities of the Company.

iv)
On March 17, 2024, a total of 199,636 finder warrants expired with an exercise price of CAD$3.30. These broker warrants had a fair value of $312,815 and the reserve value was reclassified to share capital.

v)
During the year ended December 31, 2024, a total of 101,841 common shares were issued pursuant to the exercise of RSUs with a fair value of $286,019.

vi)
During the year ended December 31, 2024, a total of 60,000 shares were issued pursuant to the exercise of 60,000 warrants, resulting in proceeds of $87,367 (CAD$120,000). Residual value in the amount of $15,275 was reversed.

vii)
On August 13, 2024, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $508,864 (CAD$697,550). The Company issued 465,035 special warrants of the Company at a price of CAD$1.50 per Unit. Each special warrant will automatically convert into one Unit. Each Unit shall consist of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$2.00 within a period of 36 months. These special warrants were converted into one Unit on August 13, 2024. The warrants were allocated a residual value of $203,560. The Company paid the agents 19,051 broker warrants with a fair value of $5,757. Each broker warrant will be exercisable to purchase one common share for a period of 36 months at an exercise price of CAD$2.00. Additionally, the Company also incurred cash costs in connection to private placement in the amount of $30,995.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
12.   Share Capital (continued)
(a)   Common share transactions for the year ended December 31, 2024 (continued)
viii)
On December 18, 2024, the Company closed a non-brokered private placement for gross proceeds of $5,585,812 (CAD$8,000,000). The Company issued 25,000,000 units (each a “Unit”) of the Company at a price of CAD$0.32 per Unit. Each Unit comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$0.55 for a period of 24 months and are subject to an accelerated expiry at the Company’s election under certain conditions. The Company paid the agents $274,123 in finders fees and issued 1,251,062 finder warrants with a fair value of $382,873. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$0.55. Additionally, the Company also incurred cash costs in connection to private placement in the amount of $41,687.

ix)
The Company settled a total of $363,336 (CAD$520,947) of indebtedness with a certain creditor by issuing 1,562,500 units valued at $927,332 and follows the same terms as the units issued on December 18, 2024, non-brokered private placement. The Company recognized a loss on extinguishment of debt totalling $563,996 (included in other expenses (2023 – $nil).

(b)
Common share transactions for the year ended December 31, 2023

i)
On March 11, 2023, a total of 109,813 finder warrants expired with an exercise price of CAD$4.00. These broker warrants had a fair value at $188,021 and the reserve value was reclassified to share capital.

ii)
On April 14, 2023, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $1,007,249 (CAD$1,341,212). The Company issued 670,606 units (each a “Unit”) of the Company at a price of CAD$2.00 per Unit. Each Unit comprised of one common share and one-half share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$3.00 within a period of 24 months. The warrants were allocated a residual value of $100,727. The Company paid the agents 21,525 broker warrants with a fair value of $5,498. Each broker warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$3.00. Additionally, the Company also incurred cash costs in connection to private placement in the amount of $39,594.

iii)
On May 9, 2023, the Company closed the second tranche of a non-brokered private placement for gross proceeds of $296,116 (CAD$397,000). The Company issued 198,500 units (each a “Unit”) of the Company at a price of CAD$2.00 per Unit. Each Unit comprised of one common share and one-half share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$3.00 within a period of 24 months. The warrants were allocated a residual value of $22,712. The Company paid the agents 13,895 broker warrants with a fair valued at $3,816. Each broker warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$3.00. Additionally, the Company also incurred cash costs in connection to private placement in the amount of $20,803. The Company also issued 4,500 units for gross proceeds of $6,713, which were issued in order to offset invoices due to a vendor.

iv)
On June 8, 2023, the Company closed the third and final tranche of a non-brokered private placement for gross proceeds of $228,547 (CAD$305,000). The Company issued 152,500 units (each a “Unit”) of the Company at a price of CAD$2.00 per Unit. Each Unit comprised of one common share and one-half share purchase warrant. Each warrant entitles the holder thereof to

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
12.   Share Capital (continued)
(b)
Common share transactions for the year ended December 31, 2023 (continued)

purchase one additional common share of the Company at a price of CAD$3.00 within a period of 24 months. The warrants were allocated a residual value of $57,137. The Company paid the agents 9,275 broker warrants with a fair valued of $1,893. Each broker warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$3.00. Additionally, the Company also incurred cash costs in connection to filing and legal expenses in the amount of $66,900.
v)
On June 17, 2023, a total of 105,690 broker warrants expired with an exercise price of CAD$5.00. These broker warrants had a fair value of $208,264, and the reverse value was reclassified to share capital.

vi)
On October 5, 2023, the Company closed a non-brokered private placement for gross proceeds of $2,588,066 (CAD$3,565,527). The Company issued 1,782,764 units (each a “Unit”) of the Company at a price of CAD$2.00 per Unit. Each Unit comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$3.00 for a period of 36 months. The warrants were allocated a residual value of $194,105. The Company paid the agents 60,723 broker warrants with a fair value of $37,523. Each broker warrant will be exercisable to purchase one common share for a period of 36 months at an exercise price of CAD$2.00. Additionally, the Company also incurred cash costs in connection to filing and legal expenses in the amount of $336,600, as well as the Company issued 50,000 shares as corporate finance fee with a fair value of $72,586.

vii)
On December 6, 2023, and subsequently amended on December 29, 2023, the Company announced a non-brokered private placement, intending to sell up to 786,667 units at CAD$1.50 per unit, aiming for gross proceeds of CAD$1,180,000. Each unit comprises one common share and one purchase warrant, with each warrant allowing the holder to purchase one share at an exercise price of CAD$2.00 for 36 months. As of December 31, 2023, the Company received proceeds of $224,915 (CAD$305,000) for share subscriptions, net of share issuance costs, ahead of closing the private placement.

13.   Equity Reserves
(a)   Share-based compensation
The Company maintains an Omnibus Equity Incentive Plan (the “Incentive Plan”) which is comprised of stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). The maximum number of common shares reserved for issuance, in the aggregate, under the Incentive Plan is 10% of the aggregate number of common shares issued and outstanding to be granted to directors, officers, employees, and consultants under certain restrictions.
Unless the Board decides, or the grant agreement specifies otherwise, the stock options will vest in two years with quarterly intervals following the date of such grant. The Board shall fix the exercise price of any stock option when such stock option is granted, which shall not be less than the closing price of the common shares on the Exchange on the day prior to the date of grant (the “Market Value”). A stock option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten (10) years after the date of grant of the award or such shorter period as the Board may determine.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
13.   Equity Reserves (continued)
(a)   Share-based compensation (continued)
With respect to RSUs, the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant.
With respect to PSUs, the specific provisions of the PSU plan, eligibility, vesting period, terms of the PSUs and the number of PSUs granted are to be determined by the Board of Directors at the time of the grant.
The continuity of the number of stock options issued and outstanding are as follows:
	Number of stock options	Weighted average
Outstanding, December 31, 2022	565,460	CAD$	5.62
Cancelled	(21,000)		4.31
Granted	124,500		1.90
Outstanding, December 31, 2023	668,960	CAD$	4.94
Cancelled	(74,250)		4.35
Expired	(82,460)		12.42
Granted	2,715,000		0.80
Outstanding, December 31, 2024	3,227,250	CAD$	1.29
As at December 31, 2024, the number of stock options outstanding and exercisable were:
	Outstanding			Exercise able
Expiry date	Number of stock options	Exercise price		Remaining contractual life (years)	Number of stock options
07-Apr-26	118,000	CAD$	5.00	1.27	118,000
10-Jun-26	10,000	CAD$	5.00	1.44	10,000
28-Jul-26	12,500	CAD$	5.50	1.57	12,500
28-Jul-26	9,000	CAD$	6.50	1.57	9,000
01-Nov-26	46,500	CAD$	4.60	1.84	46,500
14-Jan-27	10,000	CAD$	3.60	2.04	10,000
26-Apr-27	153,500	CAD$	4.10	2.32	153,500
26-May-27	10,000	CAD$	3.80	2.40	10,000
16-Aug-27	18,500	CAD$	2.90	2.62	18,500
21-Nov-27	6,000	CAD$	2.20	2.89	6,000
26-Apr-28	9,500	CAD$	1.80	3.32	7,125
16-Oct-28	108,750	CAD$	1.90	3.79	54,375
30-Dec-29	2,715,000	CAD$	0.80	4.99	—
December 31, 2024	3,227,250				455,500

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
13.   Equity Reserves (continued)
(a)   Share-based compensation (continued)
During the fiscal year ended December 31, 2024, the Company recognized stock-based compensation related to stock options totaling $70,004 (December 31, 2023 — $226,360). Of this amount, $31,475 was recorded as stock-based compensation in the cost of revenue (December 31, 2023 – $nil).
The fair value of the stock options granted were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:
	December 31, 2024	December 31, 2023
Risk-free interest rate	3.04%	4.16%
Expected dividend yield	Nil	Nil
Stock price volatility	145.18%	80.98%
Expected life (in years)	5 years	5 years
Stock price	CAD$0.85	CAD$1.10
(b)   Restricted share units (“RSU”)
Restricted share units granted for the year ended December 31, 2024:
i)
On February 28, 2024, the Company granted 147,500 RSUs to employees of the Company; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on February 28, 2029, and vest at 100% on February 28, 2025.

ii)
A total of 132,248 RSUs were canceled.

Restricted share units granted for the year ended December 31, 2023:
iii)
On August 19, 2024, the Company granted 30,000 RSUs to a consultant; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on August 19, 2029, and vests as follows: 25% on November 19, 2024, 25% on February 19, 2025, 25% on May 19, 2025, 25% on August 19, 2025.

Restricted share units granted for the year ended December 31, 2023:
i)
On September 1, 2023, the Company granted 20,000 RSUs to a consultant of the Company; these RSUs shall be settled with common shares of the Company, are restricted until September 1, 2028, and vest 100% on September 1, 2024.

ii)
On October 16, 2023, the Company granted 325,698 RSUs to directors, officers, employees, and consultants of the Company; these RSUs shall be settled with common shares of the Company, are restricted until October 16, 2028, and vest 100% on October 16, 2024.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
13.   Equity Reserves (continued)
(b)   Restricted share units (“RSU”) (continued)
The following table summarizes the movements in outstanding RSUs:
	Number of equity settled RSUs	Grant Price
Outstanding, December 31, 2022	247,216	CAD$	5.04
Granted	345,698		1.70
Outstanding, December 31, 2023	592,914	CAD$	3.09
Granted	177,500		1.22
Cancelled	(132,248)		2.82
Exercised	(101,841)		3.79
Outstanding, December 31, 2024	536,325	CAD$	2.41
A total of 391,950 RSU’s were vested as at December 31, 2024.
The estimated fair value of the equity settled RSUs granted as of December 31, 2024, was $144,355 (December 31, 2023 — $ 435,444) and will be recognized as an expense over the vesting period of the RSUs. The fair value of the equity settled RSUs as at the grant date was determined with reference to the market value of the common shares of the Company at the grant date.
During the fiscal year ended December 31, 2024, the Company recognized stock-based compensation related to RSUs in the amount of $277,579 (December 31, 2023 — $385,869).
(c)   Share purchase warrants
The continuity of the number of share purchase warrants outstanding is as follows:
	Warrants outstanding	Exercise Price
Outstanding, December 31, 2022	4,691,738	CAD$	5.40
Issued	2,401,235		2.97
Expired	(1,791,003)		6.42
Outstanding, December 31, 2023	5,301,970	CAD$	3.96
Issued	16,630,724		0.73
Expired	(1,797,726)		4.81
Exercised	(60,000)		2.00
Outstanding, December 31, 2024	20,074,968	CAD$	1.22

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
13.   Equity Reserves (continued)
(c)   Share purchase warrants (continued)
The fair value of the compensation warrants was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:
	December 31, 2024	December 31, 2023
Risk-free interest rate	3.07%	3.53%
Expected dividend yield	Nil	Nil
Stock price volatility	72.95%	63.89%
Expected life (in years)	2.03 years	2 years
Share price on grant date	CAD$0.83	CAD$1.80
Fair value share purchase warrants	CAD$0.43	CAD$0.40
The outstanding number of share purchase warrants is as follows:
	Outstanding
Expiry date	Number of warrants	Exercise price		Remaining contractual life (years)
13-Apr-25	356,828(a)	CAD$	3.00	0.28
09-May-25	115,395	CAD$	3.00	0.35
08-Jun-25	85,525	CAD$	3.00	0.44
05-Oct-26	1,782,764	CAD$	3.00	1.76
05-Oct-26	60,723	CAD$	2.00	1.76
18-Dec-26	14,532,312(a)	CAD$	0.55	1.96
12-Jan-27	545,237(a)(b)	CAD$	2.00	2.03
05-Feb-27	100,000(b)	CAD$	2.00	2.10
28-Feb-27	909,091	CAD$	2.00	2.16
27-Jun-27	19,051	CAD$	2.00	2.49
13-Aug-27	465,033(b)	CAD$	2.00	2.62
27-Oct-27	144,674	CAD$	2.75	2.82
27-Oct-27	958,335	CAD$	5.00	2.82
	20,074,968

(a)
Subsequent to the year ended December 31, 2024, a total of 5,417,775 warrants were exercised and 7,442,553 warrants expired without being exercised (note 23).

(b)
Subsequent to the year ended December 31, 2024, the exercise price of these warrants was amended to CAD$1.51 (note 23).

(d)   Performance Shares
On March 17, 2021, Liberty deposited into escrow, and held in escrow, Operational Performance Shares (“OPS”) and Capital Market Performance Shares (“CMPS”) for certain directors, officers, and consultants of the Company upon the Company achieving certain performance milestones. Once these

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
13.   Equity Reserves (continued)
(d)   Performance Shares (continued)
milestones were achieved the shares would be released. These performance shares included 200,000 of OPS and 877,300 of CMPS. In order to fair value these performance shares, management estimated the probability that the Company would issue the performance shares.
All CMPS have been issued in previous years upon the completion of all required milestones.
Operational Performance Shares
As at December 31, 2024, and 2023, none of the 200,000 OPS have been issued as neither of the two milestones have been met. The estimated fair value of the OPS is CAD$800,000 which had an estimated vesting period between December 2024 and December 2025. The estimated vesting period has been adjusted to December 2025 and December 2026. During the fiscal year ended December 31, 2024, the Company recorded stock-based compensation in connection to OPS in the amounts of $37,120 (December 31, 2023 — $(11,226)).
14.   Loss Per Share
Basic loss per share amount is calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.
	Year ended December 31,
	2024	2023
Loss attributable to common shareholders	$(8,845,163)	$(9,369,043)
Weighted average number of shares	17,160,752	12,816,531
Basic and diluted loss per share	$(0.52)	$(0.73)
The Company incurred net losses for the year ended December 31, 2024, and 2023, therefore all outstanding stock options share purchase warrants, restricted share units, and performance share units, if any, have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.
15.   Revenue
Revenue recognized for the years ended December 31, 2024, and 2023, relates to contract revenue from the Transportation Security Administration (“TSA”) (Note 16), as well as sales of HEXWAVE units. As at December 31, 2024, the Company recorded refund liabilities of $609,264 (included in accounts payable and accrued liabilities) (2023 – $nil).

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
15.   Revenue (continued)
Deferred revenue as of December 31, 2024, was $180,000 (December 31, 2023 — $180,000).
	Year ended December 31,
Revenue	2024	2023
Battelle Contract Award	$—	$32,557
TSA Contract Award HD-AIT	200,000	1,265,000
TSA OA Development	795,000	75,000
HD-AIT Phase II A	296,944	—
HD-AIT Phase II	133,056	—
HEXWAVE units	1,013,546	120,000
Total Revenue	$2,438,546	$1,492,557
16.   Contract Awards
During the year ended December 31, 2024, the Company recognized total contract revenue of $1,425,000, recorded in revenue (December 31, 2023 — $1,372,557). Future revenue related to these contracts will be recognized as performance obligations are satisfied. It is estimated that future revenues will be recognized on the same basis according to the following timelines:
	Year ended December 31,
Contract Award Revenue Expected in Future Years	2025	2026
TSA Contract Award HD-AIT	$457,905	—
TSA OA Development	246,944	—
HD-AIT Phase II A	150,000	—
Total estimated contract revenues	$854,849	$—
(a)   Battelle HD-AIT Shoe Scanner
On May 12, 2022, the Company received a contract award for $212,697 from Battelle, Pacific Northwest Division’s Contract. The contract award is to work hand in hand with PNNL to develop the High Definition — Advanced Imaging Technology (“HD-AIT”) Retrofit Kits. On July 31, 2023, there was a contract modification decreasing the total allotment from $212,697 to $100,000. With developing the HD-AIT Retrofit Kits, the Battelle Memorial License and patent will be utilized in the HD-AIT technology development. The contract award was completed in fiscal year ended 2023 and has been closed. During the year ended December 31, 2024, as part of the contract award the Company received $nil and had a receivable of $nil (December 31, 2023, $32,558 and had a receivable of $nil, respectively).
(b)   TSA HD-AIT Upgrade
On September 30, 2022, the Company received a contract award of $1,747,905 from the Transportation Security Administration (“TSA”) for the HD-AIT Wide Band Upgrade Kit. On September 28, 2023, the contract was modified to include an additional milestone, increasing the total contract value to $1,922,905.
The contract award supports the development of millimeter-wave imaging system prototypes to enhance and upgrade the current imaging technology used in passenger security screening applications. The project is scheduled to be completed over twenty-seven months, with invoices issued upon the achievement of specified milestones according to the agreed-upon timeline.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
16.   Contract Awards (continued)
(b)   TSA HD-AIT Upgrade (continued)
As of December 31, 2024, the Company had received $200,000 and recorded a receivable of $nil (December 31, 2023 — $1,265,000 and $nil, respectively). The remaining contract balance as of December 31, 2024, was $457,905 (December 31, 2023 — $657,905).
The Company is required to submit quarterly invoices as follows:
TSA HD-AIT Upgrade	Amounts
Year 2023	$1,265,000
Year 2024
Milestone 5 A (Q1 2024) (payment received)	200,000
Year 2025
Milestone 5B (Q1 2025)	100,000
Milestone 6 (Q2 2025)	357,905
Total Contract Value	$1,922,905
(c)   TSA Open Architecture
On September 29, 2023, the Company received a contract award for $1,116,944 from TSA for the Open Architecture Development. The contract award is to develop a system-level approach that addresses TSA’s request for implementation of a Checkpoint Open Architecture for On-Person Screening (OPS) systems that enable modularity and enhances security effectiveness. The project will be performed over a period of twenty-one months, and invoices will be issued once the milestones are reached based on the agreed upon timeline. As at December 31, 2024, the Company received $795,000 and had a receivable of $nil (December 31, 2023 — $75,000 and $nil, respectively). The balance remaining on the contract as of December 31, 2024, was $246,944 (December 31, 2023 — $1,041,944). The Company is required to submit quarterly invoices as follows:
TSA Open Architecture	Amounts
Year 2023	$75,000
Year 2024
Milestone 2 (Q1 2024) (payment received)	200,000
Milestone 3 (Q2 2024) (payment received)	250,000
Milestone 4 (Q3 2024) (payment received)	170,000
Milestone 5 (Q4 2024) (payment received)	175,000
Year 2025
Milestone 6 (Q1 2025)	175,000
Milestone 7 (Q2 2025)	71,944
Total Contract Value	$1,116,944
(d)   TSA HD-AIT Phase II
On September 29, 2023, the Company received a contract award of $133,056 from the Transportation Security Administration (“TSA”) for HD-AIT Phase II. This award is a follow-on option under the existing

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
16.   Contract Awards (continued)
(d)   TSA HD-AIT Phase II (continued)
HD-AIT development program, aimed at advancing Phase II to finalize a hardware design that supports future compliance efforts.
The project was scheduled to be completed over three months, with invoices issued upon reaching agreed-upon milestones. As of December 31, 2024, the Company had received the full contract amount of $133,056 and recorded a receivable of $nil (December 31, 2023 – $nil, respectively). The remaining contract balance as of December 31, 2024, was $nil (December 31, 2023 – $133,056), as the agreement was completed on February 20, 2024.
(e)   TSA HD-AIT Phase II A
On September 5, 2024, the Company received a contract award for $446,944 from TSA for the HD-AIT Phase II A option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. The project will be performed over a period of twelve months, and invoices will be issued once the milestones are reached based on the agreed upon timeline. As at December 31, 2024, the Company received $296,944 and had a receivable of $nil (December 31, 2023 – $nil, respectively). The balance remaining on the contract as of December 31, 2024, was $150,000 (December 31, 2023 – $nil).
TSA HD-AIT Phase II A	Amounts
Year 2024
Milestone 1(Q3 2024) (payment received)	$296,944
Year 2025
Milestone 2(Q2 2025)	150,000
Total Contract Value	$446,944
As of December 31, 2024, the Company recorded contract costs of $268,952, representing costs incurred for contract milestones not yet achieved (December 31, 2023, $nil). As of December 31, 2024, the Company recorded an impairment of the contract costs of $115,730 (December 31, 2023, $nil).
17.   Collaboration Agreements
Transportation Security Administration’s (“TSA”) On-Person Screening Capability Program
On October 20, 2021, the Company received a $500,000 contract award from the Transportation Security Administration (“TSA”) as part of the TSA On-Person Screening Capability Program. The award was designated for the demonstration and evaluation of the Company’s HEXWAVE technology and its expanded capabilities for screening aviation workers, aiming to enhance threat detection and throughput performance.
To access funding under this award, Liberty was required to deploy its HEXWAVE technology at specified locations to collect and share data with TSA on identified threats. This data was used to further develop algorithms to improve threat recognition with the desired probability of detection.
During the year ended December 31, 2024, the Company received $nil in connection with this award and recorded a receivable of $nil (December 31, 2023 — $272,834 and $nil, respectively). The remaining contract balance as of December 31, 2024, was $nil (December 31, 2023 – $nil), as the agreement was completed on November 30, 2023.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
18.   Related Party Transactions
Compensation of key management personnel:
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. Compensation provided to key management personnel is as follows:
	Year ended December 31,
	2024	2023
G&A Salaries	$620,846	$1,033,320
G&A Stock-based compensation	115,805	418,318
G&A Consulting fees(1)	96,358	97,805
	$833,009	$1,549,443

(1)
Consulting fees were paid or payable to the CFO of the Company.

As of December 31, 2024, the Company had a balance payable of $421,319 to key management personnel (December 31, 2023, — $614,547). This payable balance includes accounts payable and accrued liabilities relating to compensation to directors, officers, or their related companies, included in compensation of key management personnel. These related party balances are unsecured, non-interest bearing and have no specific terms of settlement.
During the year ended December 31, 2024, the Company paid Nicole Ridgedale Communications, a related party, $23,340 (December 31, 2023 — $59,583) for consulting services and stock-based compensation. These amounts were recorded under salaries and consulting fees within general and administrative expenses.
As of December 31, 2024, the Company had no outstanding balance owed to Nicole Ridgedale Communications (December 31, 2023 — $23,340). This related party balance was unsecured, non-interest-bearing, and had no specific terms of settlement.
During the year ended December 31, 2024, the Company received working capital loans in the amount of $82,000 (December 31, 2023 — $1,381,120) from directors, officers, or their related parties, and repaid $336,036. Of the $336,036 repaid, $264,552 was offset through private placement proceeds. As at December 31, 2024, the outstanding balance is $74,658 (note 8) (December 31, 2023 — $328,694).
19.   Financial Instruments
As at December 31, 2024, the Company’s financial instruments comprise cash, accounts receivables, accounts payable and accrued liabilities, loans payable, term loan, lease liabilities and factoring liability. The fair values of the Company’s financial instruments approximate their carrying values due to their short-term maturity or market interest rates.
Fair value of financial instruments:
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:
•
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
19.   Financial Instruments (continued)
•
Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

•
Level 3 — Inputs that are not based on observable market data.

The Company’s activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
(a)   Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations, including accounts receivable terms. The Company’s cash is held through large Canadian, international, and foreign national financial institutions. The Company’s receivables primarily consist of GST receivable due from the Canadian government and trade receivables that the Company continues to collect. These trade receivables are primarily with continuing customers and are not subject to significant credit risk. As at December 31, 2024, the Company’s trade receivables totalling $130,000 are from three customers (2023 – $nil). The Company’s maximum exposure to credit risk is limited to the carrying amount of cash and accounts receivables.
(b)   Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash balances, expected exercise of share purchase warrants, and stock options. The Company’s ability to continue as a going concern involves significant judgements and estimates while determining forecasted cashflows and is dependent on the Company’s ability to obtain financing (note 1). As at December 31, 2024, the Company had cash of $1,153,229 (December 31, 2023 — $963) to settle current liabilities of $6,607,387 (December 31, 2023 — $5,956,941.
(c)   Market risk
This risk refers to the potential fluctuations in the fair value or future cash flows of a financial instrument due to changes in market prices. The Company is exposed to the following significant market risks:
Interest rate risk
Interest rate risk arises from changes in market rates of interest that could adversely affect the Company. The Company currently has interest-bearing financial instruments in relation to loans and factoring liability (note 8, 9 and 10). The Company’s exposure to interest rate risk is minimal as the interest rates are at a fixed percentage on the loans payable, term loans and factoring liability.
Foreign currency risk
The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency. The Company operates in foreign jurisdictions, which uses the U.S.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
19.   Financial Instruments (continued)
(c)   Market risk (continued)
dollar. The Company does not use derivative instruments to reduce upward, and downward risk associated with foreign currency fluctuations.
Amounts US dollars
Financial assets denominated in foreign currencies	$1,370,259
Financial liabilities denominated in foreign currencies	(882,206)
Net exposure	$488,053
A 10% change in the U.S. dollar exchange rate relative to the Canadian dollar would change the Company’s comprehensive loss by $33,948.
Price risk
The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.
The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.
20.   Capital Risk Management
The Company manages common shares, stock options, performance share units, restricted share units, and share purchase warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.
In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.
In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest-bearing chartered bank account. Cash consists of cash on held with banks.
The Company expects its current capital resources will be sufficient to carry its operations, and product development plans for the foreseeable future. Except for the security pledged in certain short term loans and the factoring liability as outlined in Notes 8 and 9 respectively, the Company is not subject to externally imposed capital requirements.
There has been no change to the Company’s approach to capital management during the year ended December 31, 2024.

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
21.   Income Tax
The reconciliation of income tax provision computed at Canadian federal and provincial statutory tax rates to the reported income tax provision is:
	Year ended December 31,
	2024	2023
Loss for the year	$(8,845,163)	$(9,369,043)
Statutory tax rate	26.5%	26.5%
Expected income tax (recovery)	$(2,344,000)	$(2,483,000)
Change in statutory, foreign tax, foreign exchange rates and other	(120,000)	(505,000)
Permanent differences	318,000	403,000
Share issue cost	—	(153,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(591,000)	1,078,000
Change in unrecognized deductible temporary differences	2,737,000	1,660,000
Total income tax expense (recovery)	$—	$—
The significant components of the Company’s unrecognized deferred tax assets and liabilities are as follows:
	Year ended December 31,
	2024	2023
Deferred tax assets (liabilities)
Property and equipment & Intangible assests	$(54,000)	—
Non-capital losses	54,000	—
Net deferred tax assets (liabilities) recognized	$—	$—
The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidation statement of financial position are as follows:
Temporary Differences	2024	Expiry Date Range	2023	Expiry Date Range
	$		$
Property and equipment & Intangible assests	4,000	No expiry date	4,000	No expiry date
Share issue costs	1,511,000	2044 to 2048	1,572,000	2043 to 2047
Right-of-Use Assets/Lease liabilty	135,000	No expiry date	121,000	No expiry date
R&D	4,481,000	No expiry date	—	No expiry date
Non-capital losses	46,225,000		41,795,000
Canada	16,205,000	2030 to 2044	14,986,000	2030 to 2043
USA	30,021,000	No expiry date	26,809,000	No expiry date

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
22.   Segmented Information
The Company operates through three distinct segments: Corporate, HEXWAVE and Contract. The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. The Company considers its CODM to be its CEO, who evaluate the operations of each reportable segment.
The CODM reviews the net income (loss) of each of these segments in allocating resources and evaluating operating performance. The corporate reporting segment covers the Company’s non-allocated, general overhead expenses, such as legal, compliance, accounting, head-office staff, and other such items. This reporting segment is reviewed for cost control and budgetary considerations.
The following tables summarize the Company’s segments for the year ended December 31, 2024 and 2023:
	For the year ended December 31, 2024
	Corporate	HEXWAVE	Contract	Total
	$	$	$	$
Revenue	—	1,013,546	1,425,000	2,438,546
Cost of revenue	—	2,033,498	2,081,971	4,115,469
Net loss for the year	(2,865,188)	(2,808,452)	(3,171,523)	(8,845,163)
	For the year ended December 31, 2023
	Corporate	HEXWAVE	Contract	Total
	$	$	$	$
Revenue	—	120,000	1,372,557	1,492,557
Cost of revenue	—	1,546,040	1,163,211	2,709,251
Net loss for the year	(2,244,260)	(1,901,044)	(5,223,739)	(9,369,043)
Geographic Breakdown
As at December 31, 2024, and 2023, all non-current assets are in the United States.
All revenue from contract segment was earned from one customer in the United States (2023 — one customer).
For the year ended December 31, 2024, revenue from five customers represented 94% of the HEXWAVE revenue (2023 — one customer represented 100%).
23.   Subsequent Events
•
The Company received CAD$2,977,851 from the exercise of 5,414,275 share purchase warrants after electing, on December 31, 2024, to exercise its acceleration right for a total of 12,500,000 warrants granted on December 19, 2024, pursuant to a private placement. As a result, the remaining 7,085,725 unexercised warrants expired.

•
1,095,099 share purchase warrants with an original exercise price of CAD$2.00 was amended to CAD$1.51. All other terms and conditions remain unchanged (note 13 (c)).

•
On March 20, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,479,351 (CAD$5,001,150). The Company issued 3,031,000 units (each a “Unit”) of the Company at a price of CAD$1.65 per Unit. Each Unit comprised of one common share and one-half common

Liberty Defense Holdings, Ltd.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated and per share amounts)
For the years ended December 31, 2024, and 2023
23.   Subsequent Events (continued)
share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$2.05 for a period of 24 months and is subject to an accelerated expiry at the Company’s election under certain conditions. In connection with the non-brokered private placement, the Company issued 212,170 finder warrants. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$1.65.
•
On April 1, 2025, the Company received CAD$5,285 from the exercise of 3,500 warrants. As a result, a total of 3,500 common shares were issued.

•
196,600 common shares have been issued pursuant to the exercise of RSUs.

•
On April 2, 2025, the Company granted 150,000 stock options to consultants. Each stock option is exercisable for one common share of the Company at an exercise price CAD$0.84 per share. These stock options vest 12.5% after three months from the grant date, and 12.5% every three months thereafter, expiring on April 2, 2030.

•
On April 13, 2025, 557,748 warrants expired.

•
On April 15, 2025, the Company granted 50,000 stock options to a consultant. Each stock option is exercisable for one common share of the Company at an exercise price CAD$0.59 per share. These stock options vest immediately as of the grant date, expiring on April 15, 2027.

             Common Shares
LIBERTY DEFENSE HOLDINGS, LTD.

PRELIMINARY PROSPECTUS

           , 2025
Through and including            , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers.
Division 5 of Part 5 of the Business Corporations Act (British Columbia) provides that a corporation may (a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable and (b) after the final disposition of an eligible proceeding, pay the expenses (not including judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.
An “eligible party” means an individual who (a) is or was a director or officer of the corporation, (b) is or was a director or officer of another corporation (i) at a time when the other corporation is or was an affiliate of the corporation, or (ii) at the request of the corporation, or (c) at the request of the corporation, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity.
An “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.
A corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.
A corporation may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided the corporation first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited, the eligible party will repay the amounts advanced.
Notwithstanding any of the foregoing, a corporation must not indemnify an eligible party or pay the expenses of an eligible party if any of the following circumstances apply:
•
if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the corporation was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•
if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the corporation is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•
if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the corporation or the associated corporation, as the case may be;

•
in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the corporation or by or on behalf of an associated corporation, the corporation must not (a) indemnify the eligible party in respect of the proceeding or (b) pay the expenses of the eligible party in respect of the proceeding.
A corporation may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation. We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacities.
Our Articles provide that, subject to the Business Corporations Act (British Columbia), the Company must indemnify directors, former directors or alternate directors of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, in advance of the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on this term.
The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act (British Columbia) or our Articles does not invalidate any indemnity to which he or she is entitled to under the Articles.
The Articles also provide that the Company may indemnify any person, subject to any restrictions in the Business Corporations Act (British Columbia).
Our Articles defines the following terms: (1) an “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an “eligible proceeding”; (2) an “eligible party” means a director, former director or alternate director of the Company; (3) an “eligible proceeding” means a legal proceeding or investigative action (whether current, threatened, pending or completed), in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and (4) “expenses” has the meaning set out in the Business Corporations Act (British Columbia).
Our Articles provide that the Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who is or was a director, alternative director, officer, employee or agent, or held or holds such position or a position equivalent to the foregoing (each, an “insured party”) with respect to (i) the Company; (ii) a corporation at a time when the corporation was an affiliate of the Company; (iii) at the request of the Company, served in such capacity with respect to a corporation, partnership, trust, joint venture or other unincorporated entity, against any liability that may be incurred by him or her acting in such capacity.
We have entered into an indemnification agreement with each of our officers and directors pursuant to which they will be indemnified by us, subject to certain limitations, for any liabilities incurred by them in connection with their role as officers or directors of the Company.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent sales of unregistered securities.
The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act. The issuances of securities described below were exempt from registration under the Securities Act in reliance on Regulation S promulgated under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act and/or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.
•
On March 3, 2022, a total of 12,330 share purchase warrants were exercised at C$4.00 per share for total proceeds of US$39,101 (C$49,320). The fair value of the exercised warrants was US$21,476 (C$27,126) and was transferred from the equity reserves and recorded against share capital. Also, an additional 123,300 common shares were issued for total proceeds of US$19,479 (C$24,600).

•
On March 17, 2022, the Company closed a brokered private placement for gross proceeds of US$6,816,237 (C$8,624,994). The Company issued 2,613,635 units of the Company at a price of C$3.30 per unit. Each Unit comprised of one common share and one-half share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of C$5.00 within a period of 24 months. The Company issued the agents 199,636 warrants with a fair value of US$312,816 and paid cash commission of US$520,642. Each broker warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of C$3.30. Additionally, the Company also incurred cash costs in connection with filing and legal expenses in the amount of US$274,581 and paid a corporate finance fee of C$100,000 with common shares of the Company (30,303 common shares issued with a fair value of US$79,029). All securities issued under the private placement are subject to a hold period expiring four months and one day after the closing date of the private placement.

•
On May 25, 2022, the Company released from escrow a total of 438,650 common shares in connection to capital performance shares’ milestones reached. The estimated fair value of these capital performance shares was US$1,377,886 (C$1,754,600), which was transferred from equity reserves.

•
On September 14, 2022, a total of 5,000 common shares were issued in connection with the settlement of restricted share units. The estimated fair value of these instruments was US$20,894 (C$27,500), which was transferred from equity reserves.

•
On October 27, 2022, the Company closed a brokered private placement for gross proceeds of US$3,745,817 (C$5,140,218). The Company issued 1,869,170 units of the Company at a price of C$2.75 per Unit. Each Unit comprised one common share and one-half share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of C$5.00 within a period of 60 months. The Company paid the agents 144,674 broker warrants with a fair value of US$150,348 and cash commissions of US$289,926. Each whole broker warrant will be exercisable to purchase one common share for a period of 60 months at an exercise price of C$2.75. Additionally, the Company incurred other cash issuing costs such as filing, legal, and other expenses in the amount of US$190,792 and paid a corporate finance fee of C$100,000 by issuance of common shares of the Company (36,364 common shares issued with a fair value of US$72,873). Concurrent with the brokered private placement, the Company also completed a private placement offering of 47,500 units of the Company under the same terms and conditions at a price of C$2.75 for gross proceeds of US$95,120 (C$130,625). Bill Frain, the Company’s Chief Executive Officer, subscribed for 40,000 units for an aggregate amount of C$110,000. Mr. Frain is a related party of the Company. Additionally, all securities issued under these financings are subject to a hold period expiring four months and one day after the closing date.

Additionally, the Company allocated a residual value of US$384,101 to the investor warrants issued on this private placement.
•
On October 28, 2022, the Company released from escrow a total of 219,325 common shares in connection to the capital market performance shares’ milestone reached. The estimated fair value of these capital performance shares was US$639,312 (C$877,300) which was transferred from equity reserves.

•
On April 14, 2023, the Company closed the first tranche of a non-brokered private placement for gross proceeds of US$1,007,249 (C$1,341,212). The Company issued 670,606 units of the Company at a price of C$2.00 per unit. Each unit comprised one common share and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a price of C$3.00 within a period of 24 months. The warrants were allocated a residual value of US$100,725. The Company paid the agents 21,525 broker warrants with a fair value of US$5,498. Each broker warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of C$3.00. Additionally, the Company incurred cash costs in connection with the private placement in the amount of US$39,594. All securities issued under the private placement are subject to a hold period expiring four months and one day after the closing date of the private placement.

•
On May 9, 2023, the Company closed the second tranche of a non-brokered private placement for gross proceeds of US$296,116 (C$397,000). The Company issued 198,500 units at a price of C$2.00 per unit. Each unit comprised one common share and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a price of C$3.00 within a period of 24 months. The warrants were allocated a residual value of US$22,712. The Company paid the agents 13,895 broker warrants with a fair value of US$3,816. Each broker warrant is exercisable to purchase one common share for a period of 24 months at an exercise price of C$3.00. Additionally, the Company incurred cash costs in connection with the private placement in the amount of US$20,803. The Company also issued 4,500 units for gross proceeds of US$6,713, which were issued to offset invoices due to a vendor. All securities issued under the private placement are subject to a hold period expiring four months and one day after the closing date of the private placement.
•
On June 8, 2023, the Company closed the third and final tranche of a non-brokered private placement for gross proceeds of US$228,547 (C$305,000). The Company issued 152,500 units at a price of C$2.00 per unit. Each unit comprised one common share and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a price of C$3.00 within a period of 24 months. The warrants were allocated a residual value of US$57,137. The Company paid the agents 9,275 broker warrants with a fair value of US$1,893. Each broker warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of C$3.00. Additionally, the Company incurred cash costs in connection with filing and legal expenses in the amount of US$66,900. All securities issued under the private placement are subject to a hold period expiring four months and one day after the closing date.

•
On October 5, 2023, the Company closed a non-brokered private placement for gross proceeds of US$2,588,066 (C$3,565,527). The Company issued 1,782,764 units at a price of C$2.00 per unit. Each unit comprised one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a price of C$3.00 for a period of 36 months. The warrants were allocated a residual value of US$194,105. The Company paid the agents 60,723 broker warrants with a fair value of US$37,523. Each broker warrant will be exercisable to purchase one common share for a period of 36 months at an exercise price of C$2.00. Additionally, the Company incurred cash costs in connection with filing and legal expenses in the amount of US$336,600 and issued 50,000 shares as a corporate finance fee with a fair value of US$72,586. All securities issued under the private placement are subject to a hold period expiring four months and one day after the closing date.

•
On December 6, 2023, and subsequently amended on December 29, 2023, the Company announced a non-brokered private placement intending to sell up to 786,667 units at C$1.50 per unit, aiming for gross proceeds of C$1,180,000. Each unit comprises one common share and one purchase warrant, with each warrant allowing the holder to purchase one share at an exercise price of C$2.00 for 36 months. As of December 31, 2023, the Company received proceeds of US$224,915 (C$305,000) for share subscriptions, net of share issuance costs, ahead of closing the private placement.

•
On January 15, 2024, the Company closed the initial tranche of a Listed Issuer Financing Exemption (LIFE) private placement of units, raising gross proceeds of US$662,554 (C$886,000). As of December 31, 2023, the Company had received US$224,915 of these proceeds. This tranche involved the issuance of 590,068 units at a price of C$1.50 per unit. Each unit consisted of one common share and one purchase warrant, allowing the holder to purchase an additional common share at C$2.00 per share within 36 months. The warrants were allocated a residual value of US$154,596. Additionally, the Company issued 15,171 broker warrants to agents under identical terms and conditions with a fair value of US$4,508. Agent commissions totaling US$17,110 were paid. All securities issued are subject to a hold period expiring four months and one day after the closing date.

•
Subsequently, on February 5, 2024, the Company closed the final tranche of the same non-brokered private placement, raising an additional US$112,285 (C$150,000). This tranche involved the issuance of 100,000 units under the same terms and conditions as the initial tranche. The warrants were allocated a residual value of US$37,428.

•
On February 26, 2024, the Company closed an investment by Viken, pursuant to which Viken purchased 909,091 units at an issue price of C$1.50 per unit for total gross proceeds of US$1,000,000 (C$1,363,636). Each unit comprised one common share and one purchase warrant. Each warrant entitles Viken to purchase one additional common share at an exercise price of C$2.00 for a period of 36 months. The warrants were allocated a residual value of US$166,667. Additionally, the Company incurred cash costs in connection with filing and legal expenses in the amount of US$27,116. These warrants contain blocker language restricting the exercise of the warrants if such exercise results in Viken holding more than 9.9% of the outstanding voting securities of the Company.
•
On March 22, 2024, a total of 5,000 common shares were issued pursuant to the exercise of RSUs with a fair value of US$8,371 (C$11,363).

•
On April 29, 2024, a total of 3,650 shares were issued pursuant to the exercise of 36,500 warrants, resulting in proceeds of US$5,346 (C$7,300).

•
On May 1, 2024, a total of 1,250 shares were issued pursuant to the exercise of 1,250 warrants, resulting in proceeds of US$1,815 (C$2,500).

•
On May 7, 2024, a total of 7,100 shares were issued pursuant to the exercise of 7,100 warrants, resulting in proceeds of US$10,377 (C$14,200).

•
On May 8, 2024, a total of 48,000 shares were issued pursuant to the exercise of 48,000 warrants, resulting in proceeds of US$69,829 (C$96,000).

•
On May 23, 2024, a total of 11,341 shares were issued pursuant to the exercise of 11,341 RSUs with a fair value of US$36,090 (C$49,331).

•
On August 13, 2024, the Company closed the first tranche of a special warrant financing for gross proceeds of US$508,864 (C$697,550). The Company issued 465,035 special warrants at a price of C$1.50 per unit. Each special warrant will automatically convert into one unit, consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of C$2.00 within a period of 36 months. The warrants were allocated a residual value of US$203,560. The Company paid the agents 19,051 broker warrants with a fair value of US$5,757. Each broker warrant will be exercisable to purchase one common share for a period of 36 months at an exercise price of C$2.00. Additionally, the Company incurred cash costs in connection with the private placement in the amount of US$30,995.

•
On September 25, 2024, a total of 50,000 common shares were issued pursuant to the exercise of RSUs with a fair value of US$33,490 (C$45,000).

•
On October 16, 2024, a total of 10,000 common shares were issued pursuant to the exercise of RSUs with a fair value of US$12,331 (C$17,000).

•
On November 19, 2024, a total of 7,500 common shares were issued pursuant to the exercise of RSUs with a fair value of US$4,897 (C$6,750).

•
On November 29, 2024, a total of 18,000 common shares were issued pursuant to the exercise of RSUs with a fair value of US$21,856 (C$30,600).

•
On December 10, 2024, the Company settled a total of $363,336 (C$520,947) of indebtedness with a certain creditor by issuing 1,562,500 units valued at $927,332 that follow the same terms as the units issued on December 18, 2024, non-brokered private placement.

•
On December 18, 2024, the Company closed a non-brokered private placement of 25,000,000 units at a price of C$0.32 per unit for gross proceeds of C$8,000,000.

•
On January 13, 2025, the Company received C$2,977,851 from the exercise of 5,414,275 warrants after electing, on December 31, 2024, to exercise its acceleration right for all 12,500,000 warrants granted on December 19, 2024, pursuant to a private placement.

•
On January 23, 2025, a total of 98,500 common shares were issued pursuant to the exercise of 98,500 RSUs with a fair value of C$131,005.

•
On February 18, 2025, a total of 7,500 common shares were issued pursuant to the exercise of 7,500 RSUs with a fair value of C$11,025.

•
On February 21, 2025, a total of 8,100 common shares were issued pursuant to the exercise of 8,100 RSUs with a fair value of C$16,119.

•
On March 3, 2025, a total of 75,000 common shares were issued pursuant to the exercise of 75,000 RSUs with a fair value of C$117,000.

•
On March 20, 2025, the Company closed an overnight marketed public offering of 3,031,000 units at a price of C$1.65 per unit for gross proceeds of C$5,001,150.

•
On April 1, 2025, the Company received C$5,285 from the exercise of 3,500 warrants. As a result, a total of 3,500 common shares were issued.

•
On April 2, 2025, the Company granted 150,000 stock options to consultants. Each stock option is exercisable for one common share of the Company at an exercise price of C$0.84 per share. These stock options vest 12.5% after three months from the grant date, and 12.5% every three months thereafter, expiring on April 2, 2030.

•
On April 15, 2025, the Company granted 50,000 stock options to a consultant. Each stock option is exercisable for one common share of the Company at an exercise price of C$0.59 per share. These stock options vest immediately as of the grant date and expire on April 15, 2027.

•
On May 20, 2025, a total of 7,500 common shares were issued pursuant to the exercise of 7,500 RSUs with a fair value of C$6,375.

Item 8.   Exhibits and Financial Statement Schedules.
(a)   The following documents are filed as part of this registration statement:
Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Notice of Articles
4.1*	Form of Underwriter Warrant (included in Exhibit 1.1)
5.1*	Opinion of McMillan LLP
5.2*	Opinion of McGuireWoods LLP
10.1+*	Omnibus Long-Term Incentive Plan dated March 27, 2019
10.2+*	Amendment No. 1 to Omnibus Long-Term Incentive Plan dated October 25, 2022
10.3+*	Amendment No. 2 to Omnibus Long-Term Incentive Plan dated October 26, 2023
10.4*	Exclusive Patent License Agreement, dated September 10, 2018, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.5*	First Amendment to Exclusive Patent License Agreement, dated March 4, 2019, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.6*	Second Amendment to Exclusive Patent License Agreement, dated March 28, 2019, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.7*	Third Amendment to Exclusive Patent License Agreement, dated September 20, 2019, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.8*	Fourth Amendment to Exclusive Patent License Agreement, dated March 12, 2020, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.9*	Fifth Amendment to Exclusive Patent License Agreement, dated August 1, 2022, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.10*	Sixth Amendment to Exclusive Patent License Agreement, dated April 1, 2023, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.11*	Technology Transfer Agreement, dated August 24, 2018, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.12*	Cooperative Research and Development Agreement, dated December 21, 2018, by and between Liberty Defense Technologies, Inc. and Massachusetts Institute of Technology
10.13*	Loan and Security Agreement, between Liberty Defense Technologies, Inc. and PFF, LLC, dated as of August 19, 2024

Exhibit No.	Description
10.14*	Factoring Agreement, by and between Bengal Capital Inc. and Liberty Defense Holdings Ltd., dated as of June 22, 2023
21.1*	List of Subsidiaries
23.1*	Consent of Davidson & Company LLP
23.2*	Consent of McMillan LLP (included in Exhibit 5.1)
23.3*	Consent of McGuireWoods LLP (included in Exhibit 5.2)
24.1*	Power of Attorney (included on signature page)
107*	Filing Fee Table

*
To be filed be amendment.

+
Indicates management contract or compensatory plan.

Item 9.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wilmington, Commonwealth of Massachusetts, on this      day of            , 2025.
LIBERTY DEFENSE HOLDINGS, LTD.
By: Name: William Frain Title: Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Frain, Omar Garcia and Jason Burinescu as his or her true and lawful attorneys-in-fact, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
SIGNATURE	TITLE	DATE
William Frain	Chief Executive Officer, Director (Principal Executive Officer)	, 2025
Omar Garcia Abrego	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2025
Jason Burinescu	Executive Chairman	, 2025
Linda Jacksta	Director	, 2025
Arjun Grewal	Director	, 2025

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Liberty Defense Holdings, Ltd., has signed this registration statement            , 2025.
Liberty Defense Holdings, Ltd.

Name:	William Frain
Title:	Chief Executive Officer